PROSPECTUS	Filed Pursuant to Rule 424(b)(2)
Registration No. 333-167034

$125,000,000

Inland Real Estate Corporation

5.0% Convertible Senior Notes due 2029

Offer to Exchange and Offer to Purchase for Cash

Relating to Any and All of the Outstanding 4.625% Convertible Senior Notes due 2026

(CUSIP Nos. 457461AA9 and 457461AB7)

and Solicitation of Consent for Proposed Amendment to the Related Indenture

THE TENDER/EXCHANGE OFFER AND CONSENT SOLICITATION (AS DEFINED HEREIN) WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 28, 2010, WHICH WE REFER TO AS THE “EXPIRATION DATE,” UNLESS EARLIER TERMINATED OR EXTENDED BY US.   TENDERS OF OLD NOTES MAY BE WITHDRAWN AT ANY TIME BEFORE 5:00 P.M., NEW YORK CITY TIME ON THE EXPIRATION DATE. OLD NOTES THAT ARE NOT TENDERED OR THAT ARE WITHDRAWN BEFORE THE EXPIRATION DATE WILL REMAIN OUTSTANDING.

Upon the terms and subject to the conditions described in this prospectus and consent solicitation statement (as it may be supplemented or amended from time to time, the “prospectus”), and set forth in the related letter of transmittal and consent (as it may be supplemented or amended from time to time, the “Letter of Transmittal and Consent”), Inland Real Estate Corporation is offering to exchange or purchase, at the election of each eligible holder and subject to the Cash Payment Limit described below, any and all of our outstanding 4.625% Convertible Senior Notes due 2026 (the “Old Notes”) held by eligible holders for:

(1) A new series of 5.0% Convertible Senior Notes due 2029 (the “New Notes”), in an amount equal to $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes exchanged (the “Exchange Option”);

(2) Cash, in an amount equal to $1,000 for each $1,000 principal amount of Old Notes tendered (the “Tender Option”).  If the cash required to purchase all of the Old Notes tendered under the Tender Option exceeds $15 million (the “Cash Payment Limit”), we will accept the Old Notes tendered for purchase on a pro rata basis, and unless withdrawn as described herein, the balance of any Old Notes tendered under the Tender Option but not accepted for purchase for cash will be treated as if they had been tendered for exchange under the Exchange Option and will be exchanged for New Notes; or

(3) A combination of the Exchange Option and the Tender Option, subject to the Cash Payment Limit.

The Exchange Option and the Tender Option are referred to collectively as the “tender/exchange offer.”

Our common stock is listed on the New York Stock Exchange under the symbol “IRC.” The last reported sale price of our common stock on the New York Stock Exchange on June 28, 2010 was $8.27 per share. The New Notes will not be listed on any securities exchange or included in any automated quotation system.

See “Risk Factors” beginning on page 19 for a discussion of certain risks that you should consider before participating in the tender/exchange offer and consent solicitation.   Neither we, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should choose to tender your Old Notes pursuant to the tender/exchange offer, or to deliver a consent pursuant to the consent solicitation.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Macquarie Capital

(Dealer Manager)

The date of this prospectus is June 29, 2010.

The following table sets forth the series of Old Notes subject to the tender/exchange offer, and indicates the consideration to be received by holders of the Old Notes in the tender/exchange offer.  If a holder validly tenders any Old Notes, and we accept them for exchange or purchase, we will pay in cash all accrued and unpaid interest on Old Notes tendered in the tender/exchange offer up to but excluding the date the tender/exchange offer is completed.

Title of Old Notes to be Tendered	CUSIP	Outstanding Principal Amount	Consideration to be Received by Holders of Old Notes	Consideration per $1,000 Principal Amount of Old Notes Tendered	Maximum Amount of Old Notes to be Accepted
4.625% Convertible Senior Notes due 2026	457461AA9 457461AB7	$125,000,000	5.0% Convertible Senior Notes due 2029	$1,000 principal amount of New Notes	$125,000,000
			Cash	$1,000	$15,000,000

The Consent Solicitation

In connection with the tender/exchange offer, we are also soliciting, upon the terms and subject to the conditions specified in this prospectus, consents from the holders of the Old Notes to a proposed amendment to the indenture governing the Old Notes (the “consent solicitation”), to amend the default provisions contained therein to increase the threshold for accelerating indebtedness under the indenture upon default on any other indebtedness from $20 million to $100 million (the “Indenture Amendment”).  Any holder that tenders the Old Notes, and whose Old Notes are accepted for exchange or purchase by us, pursuant to the tender/exchange offer will be deemed to have delivered a valid consent to the Indenture Amendment.  The Indenture Amendment will become effective only if we receive valid consents from holders of a majority in aggregate principal amount of the Old Notes.

The New Notes

The terms of the New Notes will be the same as the terms of the Old Notes, except that the Old Notes will differ in certain material respects, including:

•                                          the interest rate on the New Notes will be 5.0% per annum, as compared to 4.625% per annum for the Old Notes;

•                                          the maturity date of the New Notes will be November 15, 2029, as compared to November 15, 2026 for the Old Notes;

•                                          the initial conversion price for the New Notes will be $9.72 per share, as compared to $20.71 per share for the Old Notes;

•                                          we will not be permitted to redeem the New Notes prior to November 21, 2014, as compared to November 21, 2011 for the Old Notes;

•                                          holders of the New Notes will have the right to require us to repurchase the New Notes at par on November 15, 2014, November 15, 2016, November 15, 2019 and November 15, 2024, as compared to November 15, 2011, November 15, 2013, November 15, 2016 and November 15, 2021 for the Old Notes; and

•                                          a default on any indebtedness greater than $100 million which results in the acceleration of that debt, or which constitutes a failure to pay that debt at maturity or other scheduled payment date, will constitute an event of default, as compared to $20 million for the Old Notes.

ii

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus, any accompanying supplement to this prospectus or any free writing prospectus we may provide you in connection with an offering of securities. You must not rely on any unauthorized information or representations not contained or incorporated by reference in this prospectus, any accompanying supplement or any free writing prospectus. This prospectus, any accompanying supplement or any free writing prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus, any accompanying supplement to this prospectus or any free writing prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus, any supplement to this prospectus or any free writing prospectus is accurate only as of the date of that document.

This prospectus incorporates important business and financial information about the Company that is not included in or delivered with the document. We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated by reference. Requests should be directed to Inland Real Estate Corporation, 2901 Butterfield Road, Oak Brook, Illinois 60523, telephone (800) 331-4732. To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than July 21, 2010. In the event that we extend the tender/exchange offer and consent solicitation, you must submit your request at least five business days before the expiration date of the tender/exchange offer and consent solicitation, as extended.

iii

INLAND REAL ESTATE CORPORATION

In this prospectus, except as the context otherwise requires or as otherwise noted, whenever we refer herein to “IRC,” the “Company” or “us” or use the terms “we” or “our,” we are referring to Inland Real Estate Corporation and its consolidated subsidiaries. You should read the following summary together with the more detailed information and consolidated financial statements and the notes to those statements included herein or incorporated herein by reference.

We are a Maryland corporation formed on May 12, 1994.  We are a real estate investment trust or “REIT” that through consolidated or unconsolidated entities acquires, owns, operates and develops open-air neighborhood, community, power and lifestyle shopping centers and single-tenant retail properties located primarily in what we believe is the demographically strong upper Midwest markets.

Approximately 66% of our total retail portfolio (consolidated plus unconsolidated) gross leasable area is located in the Chicago Metropolitan Statistical Area (“MSA”), with our second largest market concentration being approximately 18% in the Minneapolis-St. Paul MSA.  Tenants at our retail properties primarily provide “everyday” goods and services to consumers.  The primary drivers of our internal income growth are rental rate increases over expiring rates on new and renewal leases and cost savings from operational efficiencies.  As of March 31, 2010, we owned interests in 140 investment properties, including those owned through our unconsolidated joint ventures, comprised of:

•                                          sixty-one neighborhood retail centers totaling approximately 4,042,000 gross leasable square feet;

•                                          twenty community centers totaling approximately 2,928,000 gross leasable square feet;

•                                          twenty-eight power centers totaling approximately 4,473,000 gross leasable square feet;

•                                          one lifestyle center totaling approximately 537,000 gross leasable square feet; and

•                                          thirty single-user properties totaling approximately 2,099,000 gross leasable square feet.

We have qualified as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), for federal income tax purposes commencing with the tax year ended December 31, 1995.  So long as we qualify for treatment as a REIT, we generally will not be subject to federal income tax to the extent we meet the requirements of the tests imposed by the Code.  If we fail to qualify as a REIT in any taxable year, without the benefit of certain statutory relief provisions, we will be subject to federal and state income taxes on our taxable income at regular corporate tax rates.  Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income, property or net worth and federal income and excise taxes on our undistributed income.

To maintain our qualifications as a REIT, we engage in certain activities through Inland Venture Corporation and Inland Exchange Venture Corporation, wholly owned taxable REIT subsidiaries (each a “TRS”).  These TRS entities are subject to federal and state income and franchise taxes.

Our principal executive offices are located at 2901 Butterfield Road, Oak Brook, Illinois 60523, and our telephone number at that address is (630) 218-8000. Our web site is located at www.inlandrealestate.com. We also post our key corporate governance documents, including our board committee charters, our ethics policy and our principles of corporate governance on this web site. The information on, or linked to from, the web site is not part of and is not incorporated by reference into this prospectus.

QUESTIONS AND ANSWERS ABOUT THE TENDER/EXCHANGE OFFER

AND CONSENT SOLICITATION

The following answers to questions that you may have as a holder of Old Notes highlight selected information included elsewhere or incorporated by reference in this prospectus. To fully understand the tender/exchange offer and consent solicitation and the other considerations that may be important to your decision about whether to participate, you should carefully read this prospectus in its entirety, including the section captioned “Risk Factors,” as well as the information incorporated by reference in this prospectus. See “Incorporation by Reference.” For further information about us, see the section of this prospectus captioned “Where You Can Find More Information.”

Q:           Why are you making the tender/exchange offer and consent solicitation?

A:            Holders of the Old Notes have the right to require us to repurchase their Old Notes for cash in whole or in part, at par, beginning on November 15, 2011.  If some or all of the holders exercise this right, failure to satisfy our repurchase obligation would result in an event of default under the indenture governing the Old Notes (the “Old Note Indenture”). Upon default, the holders of not less than 25% in principal amount of the outstanding Old Notes would have the right to declare the principal of all of the Old Notes due and payable immediately.  See the section of this prospectus captioned “Risk Factors” for additional discussion.

Therefore, we are conducting the tender/exchange offer to improve our financial flexibility by extending the repurchase (at the option of the holder) and maturity dates of our convertible senior indebtedness and reducing our overall indebtedness by retiring some of the Old Notes.

In connection with the tender/exchange offer, we are also soliciting consents to a proposed amendment to the Old Note Indenture to amend the default provisions contained therein to mirror the indenture that will govern the New Notes (the “New Note Indenture”).  Currently, a default by us or one of our consolidated subsidiaries on indebtedness which results in the acceleration of that debt, or which constitutes a failure to pay that debt at maturity or other scheduled payment date, will constitute an event of default under the Old Note Indenture if the amount accelerated or not paid equals or exceeds $20 million.  If the proposed amendment is approved by holders of a majority in aggregate principal amount of the Old Notes, the threshold for a cross-acceleration will be increased to $100 million.  We believe that, if effected, the proposed amendment will provide us with additional flexibility to negotiate with our lenders, and the lenders of our subsidiary debt, to the extent it becomes necessary.

Q:           What are the benefits of exchanging my Old Notes for New Notes?

A:            The initial conversion rate for each $1,000 principal amount of New Notes will be 102.8807 shares of our common stock (compared to 48.2824 shares of our common stock for the Old Notes), equivalent to $9.72 per share (compared to $20.71 per share for the Old Notes).  In addition, the interest rate on the New Notes will be 5.0% per annum, as compared to 4.625% for the Old Notes.

Q:           What securities are being sought in the tender/exchange offer?

A:            We are offering to either exchange or purchase for cash, subject to the Cash Payment Limit, any and all of the Old Notes. As of the date hereof, $125 million aggregate principal amount of the Old Notes were outstanding.

Q:           Who may participate in the tender/exchange offer and consent solicitation?

A:            Any holder of Old Notes may participate in the tender/exchange offer and consent solicitation.

Q:           What will I receive in the tender/exchange offer if I tender my Old Notes and they are accepted?

A:            For each $1,000 principal amount of Old Notes that you validly tender as part of the tender/exchange offer and we accept for exchange or purchase, you may elect to receive:

•                                          $1,000 principal amount of New Notes pursuant to the Exchange Option;

•                                          a cash payment of $1,000 pursuant to the Tender Option, subject to the Cash Payment Limit; or

•                                          a combination of the Exchange Option and Tender Option, subject to the Cash Payment Limit.

Regardless of which option you choose, we will pay in cash all accrued and unpaid interest on Old Notes tendered in the tender/exchange offer up to but excluding the date the tender/exchange offer is completed, which we refer to as the “settlement date.”

Your right to receive the applicable consideration in the tender/exchange offer is subject to all of the conditions described herein.

Q:           Are there limits in the amount of New Notes that will be issued pursuant to the Exchange Option?

A:            No, there is no limit on the amount of New Notes that will be issued in exchange for Old Notes pursuant to  the Exchange Option.

Q:           Are there limits in the amount of cash that the Company may use pursuant to the Tender Option?

A:            Yes, we intend to use up to $15 million to purchase Old Notes that are tendered under the Tender Option.  If tenders exceed $15 million, we will accept the Old Notes tendered for purchase on a pro rata basis.  Unless withdrawn as described herein, the balance of any Old Notes tendered under the Tender Option but not accepted for purchase for cash will be exchanged for New Notes as if the holders had elected to exchange them pursuant to the Exchange Option.  See “The Tender/Exchange Offer and Consent Solicitation — Proration and Priority of Exchanges.”

Q:           May I tender my Old Notes without consenting to the Indenture Amendment, or consent to the Indenture Amendment without tendering my Old Notes?

A:            No.  Any holder that tenders the Old Notes, and whose Old Notes are accepted for exchange or purchase by us, pursuant to the tender/exchange offer will be deemed to have delivered a valid consent to the Indenture Amendment.   Similarly, a holder cannot consent to the Indenture Amendment without tendering its Old Notes for exchange or purchase.

Q:           What vote is needed to approve the Indenture Amendment?

A:            The Indenture Amendment will become effective only if we receive valid consents from holders of a majority in aggregate principal amount of the Old Notes.  If you tender any Old Notes pursuant to the tender/exchange offer, you also will be deemed to have delivered a valid consent to the Indenture Amendment.

Q:           How do the conversion rights differ between the Old Notes and the New Notes?

A:            The circumstances under which the holders of New Notes will have the right to convert their New Notes will be identical to those under the Old Notes except for the right to convert within a month of the final maturity date, which will apply at any time on or after October 15, 2029, as compared to October 15, 2026 under the Old Notes.  In addition, the initial conversion price for the New Notes will be different than the current conversion price for the Old Notes.  Each $1,000 principal amount of New Notes will be convertible into 102.8807 shares of our common stock at a conversion price of $9.72 per share.  Each $1,000 principal amount of Old Notes is currently convertible into 48.2824 shares of our common stock at a conversion price of $20.71 per share.

Q:           What other rights will I lose if I tender my Old Notes for exchange or purchase in the tender/exchange offer?

A:            If you validly tender all your Old Notes, and we accept them for exchange or purchase, you will lose any rights associated with being a holder of the Old Notes, including but not limited to any and all claims you may have, now or in the future, arising out of or related to the Old Notes.  You also will lose the right to receive interest and principal payments on the Old Notes and your rights as a creditor of the Company with respect to those Old Notes.

Q:           May I tender only a portion of the Old Notes that I hold?

A:            Yes. You do not have to tender all of your Old Notes to participate in the tender/exchange offer and consent solicitation. However, if you choose to tender your Old Notes for the New Notes as part of the Exchange Option, you must tender your Old Notes in a principal amount of $1,000 and integral multiples of $1,000 in excess thereof.  If you tender Old Notes in a principal amount that is not an integral multiple of $1,000, we will round downward the principal amount of New Notes that you are entitled to receive in exchange for your Old Notes to the nearest integral multiple of $1,000.  This rounded amount will be the principal amount of New Notes you will receive, and no additional cash will be paid in lieu of any principal amount of New Notes not received as a result of rounding down.

Q:           If the tender/exchange offer and consent solicitation are consummated and I do not participate or I do not tender all of my Old Notes, how will my rights and obligations under my remaining outstanding Old Notes be affected?

A:            If we receive valid consents from holders of a majority in aggregate principal amount of the Old Notes, the Old Note Indenture will be supplemented to give effect to the Indenture Amendment, thereby increasing the threshold for accelerating indebtedness under that indenture upon default on any other indebtedness from the current $20 million to $100 million.  In all other respects, the terms of your Old Notes that remain outstanding after the consummation of the tender/exchange offer and consent solicitation will not change as a result of the tender/exchange offer and consent solicitation.

Q:           How will the tender/exchange offer and consent solicitation affect the trading market for the Old Notes that are not exchanged?

A:            As Old Notes are tendered and accepted in the tender/exchange offer, the principal amount of remaining Old Notes will decrease. This decrease could reduce the liquidity of the trading market for the Old Notes.

Q:           What do you intend to do with the Old Notes that are purchased or exchanged in the tender/exchange offer?

A:            Old Notes accepted in the tender/exchange offer will be retired and cancelled.

Q:           Are you making a recommendation regarding whether I should participate in the tender/exchange offer and consent solicitation?

A:            Neither we, our officers, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should tender all or any portion of your Old Notes for exchange or purchase, or deliver a consent pursuant to the consent solicitation.  Further, we have not authorized anyone to make any recommendation.  Accordingly, you must make your own determination as to whether to tender your Old Notes and, if so, the principal amount of Old Notes to tender. Before making your decision, we urge you to read this prospectus carefully in its entirety, including the information set forth in the section of this prospectus captioned “Risk Factors,” and the other documents incorporated by reference herein.

Q:           What are the conditions to the tender/exchange offer and consent solicitation?

A:            The Indenture Amendment will become effective only if we receive valid consents from holders of a majority in aggregate principal amount of the Old Notes.  In addition, the tender/exchange offer and consent solicitation are subject to certain customary conditions described in “The Tender/Exchange Offer and Consent Solicitation — Conditions to the Tender/Exchange Offer.”  We may, in our sole discretion, waive certain conditions of the tender/exchange offer and consent solicitation. If any of the conditions are not satisfied or waived for the tender/exchange offer by 5:00 p.m., New York City time, on July 28, 2010 (unless we, in our sole discretion, elect to extend that date), which we refer to as the “expiration date,” we will not complete the tender/exchange offer and consent solicitation.

Q:           How will you fund the tender/exchange offer?

A:            We intend to fund any cash consideration necessary to complete the Tender Option with cash on hand or with funds drawn under our credit facility.

Q:           When do the tender/exchange offer and consent solicitation expire?

A:            The tender/exchange offer and consent solicitation will expire at 5:00 p.m., New York City time, on July 28, 2010, unless extended or earlier terminated by us.

Q:           Under what circumstances can the tender/exchange offer and consent solicitation be extended, amended or terminated?

A:            We reserve the right, in our sole discretion and subject to applicable law, to extend, terminate or amend the tender/exchange offer and consent solicitation, by giving oral (promptly confirmed in writing) or written notice of the extension, termination or amendment to the exchange agent.

If we amend the tender/exchange offer and consent solicitation in a manner that we determine constitutes a material or significant change, we will extend the tender/exchange offer and consent solicitation for a period of five to ten business days, depending upon the significance of the amendment, if the tender/exchange offer and consent solicitation would otherwise have expired during the five to ten business day period. Any change in the consideration offered to holders of Old Notes in the tender/exchange offer will be paid to all holders whose Old Notes have previously been tendered pursuant to the tender/exchange offer.

Q:           How will I be notified if the tender/exchange offer and consent solicitation are extended, amended or terminated?

A:            Any extension, termination or amendment will be followed promptly by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. For more information regarding notification of extensions, amendments or the termination of the tender/exchange offer and consent solicitation, see the section of this prospectus captioned “The Tender/Exchange Offer and Consent Solicitation — Expiration Date; Extensions; Amendments.”

Q:           How do I tender my Old Notes for exchange or purchase in the tender/exchange offer?

A:            A holder who wishes to tender the Old Notes pursuant to the tender/exchange offer and deliver its consent pursuant to the consent solicitation must deliver a fully completed Letter of Transmittal and Consent or transmit an “agent’s message” to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. If your Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to participate in the tender/exchange offer, you should contact that registered holder promptly and instruct him, her or it to tender your Old Notes on your behalf.  If you are a participant in the Depository Trust Company (“DTC”), you must electronically transmit your acceptance through DTC’s Automated Tender Offer Program (“ATOP”).  A completed Letter of Transmittal and Consent need not accompany tenders effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your Old Notes.  See “The Tender/Exchange Offer and Consent Solicitation — Procedures for Tender.” For further information on how to tender Old Notes, contact the information and exchange agent at the telephone number set forth on the back cover of this prospectus or consult your broker, dealer, commercial bank, trust company or other nominee for assistance.

Q:           How will I receive the New Notes if I choose the Exchange Option under the tender/exchange offer?

A:            The New Notes will be issued in book-entry only form and will be represented by one or more permanent global certificates deposited with a custodian for, and registered in the name of a nominee of, DTC.

Q:           What happens if some or all of my Old Notes are not accepted for exchange or purchase?

A:            If any tendered Old Notes are not accepted because of an invalid tender, the occurrence of other events described under the heading “The Tender/Exchange Offer and Consent Solicitation — Conditions to the Tender/Exchange Offer and Consent Solicitation” or otherwise, we will credit the Old Notes to your account maintained with DTC promptly after the expiration or termination of the tender/exchange offer and consent solicitation.

Q:           How do I deliver my consent to the Indenture Amendment?

A:            Any holder that tenders Old Notes, and whose Old Notes are accepted for exchange or purchase by us, pursuant to the tender/exchange offer will be deemed to have delivered a valid consent to the Indenture Amendment.

Q:           May I withdraw Old Notes previously tendered and revoke my consent to the Indenture Amendment?

A:            Yes, you may withdraw your tender of Old Notes and revoke your consent to the Indenture Amendment (1) at any time before the expiration date of the tender/exchange offer and consent solicitation and (2) after the expiration of 40 business days from the commencement of the tender/exchange offer and consent solicitation if we have not completed the tender/exchange offer as of that date.  Consents may be revoked at any time prior to the applicable withdrawal deadline and only by withdrawing the tendered Old Notes to which the consent relates.  For more information, see the section of this prospectus captioned “The Tender/Exchange Offer and Consent Solicitation — Withdrawal and Revocation Rights.”

Q:           How do I withdraw Old Notes previously tendered and revoke my consent to the Indenture Amendment?

A:            For a withdrawal or revocation to be effective, the holder must deliver to the exchange agent a written or facsimile notice of withdrawal of a tender or properly transmit to the exchange agent an agent’s message, which must be received by the exchange agent prior to the applicable withdrawal deadline.  If the Old Notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal is effective immediately upon receipt by the exchange agent of written or facsimile transmission of the notice of withdrawal (or receipt of a request via DTC) even if physical release is not yet effected.  For more information regarding the procedures for withdrawal or revocation, see the section of this prospectus captioned “The Tender/Exchange Offer and Consent Solicitation — Withdrawal and Revocation Rights.”

Q:           Will I have to pay any fees or commissions if I participate in the tender/exchange offer and consent solicitation?

A:            We will pay or cause to be paid all transfer taxes with respect to the acceptance of any Old Notes for exchange or purchase unless the box titled “Special Issuance or Payment Instructions” on the Letter of Transmittal and Consent has been completed, as described in the instructions thereto.  However, if your Old Notes are held through a broker or other nominee who tenders the Old Notes on your behalf, your broker may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

Q:           What risks should I consider in deciding whether or not to tender my Old Notes and deliver my consent?

A:            In deciding whether to participate in the tender/exchange offer and consent solicitation, you should carefully consider the discussion of risks and uncertainties affecting us, the tender/exchange offer and consent solicitation, the New Notes and our common stock that are described in the section of this prospectus captioned “Risk Factors,” and the documents incorporated by reference in this prospectus.

Q:           What are the material U.S. federal income tax considerations of my participating in the tender/exchange offer and consent solicitation?

A:            Please see the section of this prospectus captioned “Material United States Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax considerations of participating in the tender/exchange offer and consent solicitation.

Q:           Will you receive any cash proceeds from the tender/exchange offer?

A:            No, we will not receive any cash proceeds from the tender/exchange offer and consent solicitation.

Q:           With whom may I talk if I have questions about the tender/exchange offer and consent solicitation?

A:            If you have questions about the terms of the tender/exchange offer and consent solicitation, please contact Macquarie Capital (USA) Inc., the dealer manager for the tender/exchange offer and consent solicitation (“Macquarie” or the “Dealer Manager”). If you have questions regarding the procedures for tendering Old Notes in the tender/exchange offer or delivering your consent to the Indenture Amendment, or require assistance regarding this process, please contact the information and exchange agent. The contact information for the Dealer Manager and the information and exchange agent are set forth on the back cover page of this prospectus.  See also “Where You Can Find More Information.”

SUMMARY OF THE TENDER/EXCHANGE OFFER AND CONSENT SOLICITATION

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read the following summary together with the more detailed description of the terms of the tender/exchange offer and consent solicitation contained elsewhere in this prospectus.  See the section captioned “The Tender/Exchange Offer and Consent Solicitation.”

The Tender/Exchange Offer and Consent Solicitation

The following is a brief summary of the terms of the tender/exchange offer and consent solicitation. For a more complete description, see “The Tender/Exchange Offer and Consent Solicitation.”

Purpose of the Tender/Exchange Offer and Consent Solicitation

We are conducting the tender/exchange offer to improve our financial flexibility by extending the repurchase (at the option of the holder) and maturity dates of our convertible senior indebtedness and reducing our overall indebtedness by retiring some of the Old Notes.

In connection with the tender/exchange offer, we are also soliciting, from holders of the Old Notes, consents to a proposed amendment to the Old Note Indenture to amend the default provisions contained therein to mirror the New Note Indenture. We believe that, if effected, the proposed amendment will provide us with additional flexibility to negotiate with our lenders, and the lenders of our subsidiary debt, to the extent it becomes necessary.

Material Differences Between the Old Notes and the New Notes

The material differences between the Old Notes and the New Notes are described below. This summary is qualified in its entirety by the information contained elsewhere in this prospectus and the documents governing the Old Notes and the New Notes, copies of which have been filed as exhibits to, or incorporated by reference into, the registration statement of which this prospectus forms a part. For a more detailed description of the New Notes, see “Description of the New Notes.”

The terms of the New Notes will be the same as the terms of the Old Notes, except that the Old Notes will differ in certain material respects, including:

•      the interest rate on the New Notes will be 5.0% per annum, as compared to 4.625% per annum for the Old Notes;

•      the maturity date of the New Notes will be November 15, 2029, as compared to November 15, 2026 for the Old Notes;

•      the initial conversion price for the New Notes will be $9.72 per share, as compared to $20.71 per share for the Old Notes;

•      we will not be permitted to redeem the New Notes prior to November 21, 2014, as compared to November 21, 2011 for the Old Notes;

•      holders of the New Notes will have the right to require us to repurchase the New Notes at par on November 15, 2014, November 15, 2016, November 15, 2019 and November 15, 2024, as compared to November 15, 2011, November 15, 2013, November 15, 2016 and

November 15, 2021 for the Old Notes; and

•      a default on any indebtedness greater than $100 million which results in the acceleration of that debt, or which constitutes a failure to pay that debt at maturity or other scheduled payment date, will constitute an event of default, as compared to $20 million for the Old Notes.

Terms of the Tender/Exchange Offer

Pursuant to the tender/exchange offer, eligible holders may elect to receive:

(1)  New Notes in an amount equal to $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes exchanged, which we refer to as the Exchange Option. The New Notes will be issued in principal denominations of $1,000 and integral multiples of $1,000 in excess thereof. If, under the terms of the tender/exchange offer, a tendering holder is entitled to receive New Notes in a principal amount that is not an integral multiple of $1,000, we will round downward that principal amount of New Notes to the nearest integral multiple of $1,000. This rounded amount will be the principal amount of New Notes that the holder will receive, and no additional cash will be paid in lieu of any principal amount of New Notes not received as a result of rounding down;

(2)  cash, subject to the Cash Payment Limit, in an amount equal to $1,000 for each $1,000 principal amount of Old Notes tendered, which we refer to as the Tender Option. If the cash required to purchase all of the Old Notes tendered under the Tender Option exceeds the Cash Payment Limit, we will accept the Old Notes tendered for purchase on a pro rata basis. Unless withdrawn as described herein, the balance of any Old Notes tendered under the Tender Option but not accepted for purchase for cash will be treated as if they had been tendered for exchange under the Exchange Option and will be exchanged for New Notes; or

(3)  a combination of the Exchange Option and the Tender Option, subject to the Cash Payment Limit.

Old Notes tendered for exchange or purchase will bear interest at the existing rate of interest up to, but excluding, the settlement date, payable in cash. Effective on the settlement date, we will no longer pay interest on any Old Notes that are accepted for exchange or purchase by us pursuant to the tender/exchange offer. Interest will begin to accrue on the New Notes commencing on the settlement date. We will pay interest on the New Notes on a semi-annual basis on May 15 and November 15, with the first interest payment being due on November 15, 2010 (assuming a settlement date for the tender/exchange offer prior to November 15, 2010).

Terms of the Consent Solicitation

In connection with the tender/exchange offer, we are also soliciting consents to a proposed amendment to the Old Note Indenture to amend the default provisions contained therein to mirror the New Note Indenture. Currently, a default by us or one of our consolidated subsidiaries on indebtedness which results in the acceleration of that debt, or which constitutes a failure to pay that debt at maturity or other scheduled payment date, will constitute an event of default under the Old Note Indenture if the amount accelerated or not paid equals or exceeds $20 million. If the proposed amendment is approved by holders of a majority in aggregate principal amount of the Old Notes, the threshold for a cross-acceleration will be increased to $100 million. Any holder that tenders the Old Notes, and whose Old Notes are accepted for exchange or purchase by us, pursuant to the tender/exchange offer will be deemed to have delivered a valid consent to the Indenture Amendment. The Indenture Amendment will become effective only if we receive valid consents from holders of a majority in aggregate principal amount of the Old Notes.

Conditions to the Tender/Exchange Offer

We will not be required to accept any tendered Old Notes and may terminate or amend the tender/exchange offer and consent solicitation if (1) at any time before the expiration of the tender/exchange offer and consent solicitation, we determine that the tender/exchange offer or consent solicitation violates applicable law, any applicable interpretation of the staff of the Securities and Exchange Commission (the “SEC”) or any order of any governmental agency or court of competent jurisdiction or (2) any of the general events described in “The Tender/Exchange Offer and Consent Solicitation — Conditions to the Tender/Exchange Offer and Consent Solicitation” have occurred.

Expiration Date; Extension

The tender/exchange offer and consent solicitation will expire at 5:00 p.m., New York City time, on July 28, 2010, unless extended or earlier terminated by us. We may extend the expiration date for any reason. If we decide to extend the tender/exchange offer and consent solicitation, we will announce the extension by press release or other permitted means no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Settlement Date	The settlement of the tender/exchange offer and consent solicitation will occur promptly after the expiration date, as it may be extended or earlier terminated.

Withdrawal of Tenders; Revocation of Consents

The Old Notes tendered pursuant to the tender/exchange offer may be withdrawn, and a consent to the Indenture Amendment may be revoked, (1) at any time prior to the expiration date and (2) after the expiration of 40 business days from the commencement of the tender/exchange offer and consent solicitation if we have not completed the tender/exchange offer as of that date.

Procedures for Tender and Delivery

A holder who wishes to tender the Old Notes pursuant to the tender/exchange offer and deliver its consent must deliver a fully completed Letter of Transmittal and Consent or transmit an “agent’s message” to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. We intend to accept all Old Notes validly tendered and all consents validly delivered, and not withdrawn or revoked as of the expiration date. We will issue the New Notes and pay the cash consideration promptly after the expiration date, upon the terms and subject to the conditions described in this prospectus.

The Old Notes may be tendered, and consents to the Indenture Amendment delivered, by electronic transmission of acceptance through ATOP procedures for transfer. Custodial entities that are DTC participants must tender Old Notes and deliver a consent through ATOP. A completed Letter of Transmittal and Consent need not accompany tenders and consents effected through ATOP. Please carefully follow the instructions contained in this document on how to tender your Old Notes. See “The Tender/Exchange Offer and Consent Solicitation — Procedures for Tender.”

Amendment of the Tender/Exchange Offer and Consent Solicitation

We reserve the right, in our sole discretion, to interpret or modify the terms of the tender/exchange offer and consent solicitation, provided that we will comply with applicable laws that may require us to extend the period during which securities may be tendered or withdrawn, and consents delivered or revoked, as a result of changes in the terms of, or information relating to, the tender/exchange offer and consent solicitation.

Source of Funds

We intend to fund any cash consideration necessary to purchase the Old Notes tendered pursuant to the Tender Option, or a combination of the Tender Option and Exchange Option, with cash on hand or with funds drawn under our credit facility. We do not anticipate using any alternative financing arrangements for the tender/exchange offer.

Use of Proceeds

We will not receive any cash proceeds in the tender/exchange offer. Any Old Notes that are validly tendered and accepted in exchange for New Notes or purchased for cash, pursuant to the tender/exchange offer will be retired and canceled.

Fees and Expenses

Assuming that all of the Old Notes are tendered for exchange or purchase, we estimate that the total fees and expenses of the tender/exchange offer and consent solicitation will be approximately $3.3 million.

Certain U.S. Federal Income Tax Considerations	The U.S. federal income tax treatment of the tender/exchange offer and the consent solicitation are complex. See “Material United States Federal Income Tax Considerations.”

Old Notes Not Tendered or Accepted

Any tendered Old Notes that are not accepted for exchange or purchase by us for any reason will be credited to your DTC account without expense to you promptly after the expiration or termination of the tender/exchange offer and consent solicitation. If you do not tender your Old Notes, or if your Old Notes are not accepted for exchange or purchase by us, you will continue to hold your Old Notes and you will be entitled to all the rights, and subject to all the limitations, applicable to the Old Notes, as they may be amended pursuant to the consent solicitation.

Consequences If You Do Not Tender Your Old Notes

To the extent that any Old Notes are tendered, accepted and retired pursuant to the tender/exchange offer, the principal amount of remaining outstanding Old Notes will decrease. This decrease could reduce the liquidity of the trading market for the Old Notes.

The Indenture Amendment will become effective only if we receive valid consents from holders of a majority in aggregate principal amount of the Old Notes.

Deciding Whether to Participate

Neither we, our officers, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should tender all or any portion of your Old Notes pursuant to the tender/exchange offer, or consent to the

Indenture Amendment. Further, we have not authorized anyone to make any recommendation.

You should make your own decision as to whether you should tender your Old Notes, in whole or in part, and deliver your consent after reading the information contained herein, including the “Risk Factors” and the information incorporated by reference herein, and consulting with your advisors, if any, based on your own financial position and requirements.

Dealer Manager

Macquarie has been retained to act as the dealer manager in connection with the tender/exchange offer and consent solicitation. Macquarie’s address and telephone number are provided on the back cover of this prospectus.We will pay Macquarie a fee for its services as dealer manager. See “Dealer Manager, Exchange Agent and Information Agent — Dealer Manager.”

Exchange Agent

Global Bondholder Services Corporation has been retained to serve as the exchange agent. Its address and telephone number are provided on the back cover page of this prospectus. See “Dealer Manager, Exchange Agent and Information Agent — Exchange Agent.”

Information Agent

Global Bondholder Services Corporation also has been retained to serve as the information agent. Its address and telephone number are provided on the back cover of this prospectus. See “Dealer Manager, Exchange Agent and Information Agent — Information Agent.”

Trading

Our common stock is listed on the New York Stock Exchange under the symbol “IRC.” The Old Notes are not listed on any national securities exchange or included in any automated quotation system and we do not intend to list the New Notes on any securities exchange or include them in any automated quotation system.

Subsequent Purchases

We and our subsidiaries or affiliates reserve the absolute right, in our sole discretion and to the extent permitted by applicable law, at any time and from time to time after the consummation or earlier termination of the tender/exchange offer, to acquire any Old Notes that are not tendered pursuant to the tender/exchange offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon terms, at prices and for consideration as we or our subsidiaries or affiliates may determine, or by redeeming the Old Notes in accordance with their terms and the terms of the Old Note Indenture. In each case, the consideration for the Old Notes may be different from the consideration offered in the tender/exchange offer. There can be no assurance as to which, if any, of these alternatives or combinations thereof we and our subsidiaries or affiliates may choose to pursue in the future.

YOU SHOULD READ THIS PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL AND CONSENT CAREFULLY BEFORE MAKING A DECISION TO TENDER YOUR OLD NOTES AND GIVE YOUR CONSENT.

SUMMARY OF THE NEW NOTES

This summary is not a complete description of the New Notes. You should read the following summary together with the more detailed description of the New Notes contained elsewhere in this prospectus. See the section captioned “Description of the New Notes” herein.  As used in this portion of the summary, the terms “we,” “us,” “our” and Inland Real Estate Corporation (“IRC”) refer only to IRC and not to any of our subsidiaries.

Issuer of New Notes	Inland Real Estate Corporation.

New Notes Offered	Up to $125 million aggregate principal amount of 5.0% Convertible Senior Notes due 2029.

Ranking of New Notes

The New Notes will be our senior unsecured obligations, and will rank equally in right of payment with all of our other senior unsecured indebtedness, including any Old Notes that remain outstanding following the consummation of the tender/exchange offer and consent solicitation. The New Notes will be effectively subordinated in right of payment to all of our secured indebtedness (to the extent of the collateral securing the indebtedness) and to all of the liabilities of our subsidiaries.

Interest

The New Notes will bear interest at a rate of 5.0% per year. Interest on the New Notes will be payable semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2010 (assuming a settlement date for the tender/exchange offer prior to November 15, 2010). The interest so payable will be paid to each holder in whose name a New Note is registered at the close of business on the May 1 or November 1 (whether or not a business day) immediately preceding the applicable interest payment date.

Maturity Date	The New Notes will mature on November 15, 2029 unless redeemed, repurchased or converted in accordance with their terms.

Redemption of New Notes at Our Option

Prior to November 21, 2014, we will not be permitted to redeem the New Notes except to preserve our status as a REIT for U.S. federal income tax purposes. On or after November 21, 2014, we will be permitted to redeem the New Notes in whole or in part, upon not less than 30 nor more than 60 days’ prior written notice to holders of the New Notes, for cash equal to 100% of the principal amount of the New Notes to be redeemed plus any accrued but unpaid interest to but excluding the redemption date.

Repurchase of New Notes at Each Holder’s Option on Certain Dates

Holders of the New Notes will have the right to require us to repurchase the New Notes in whole or in part on November 15, 2014, November 15, 2016, November 15, 2019 and November 15, 2024 for cash equal to 100% of the principal amount of the New Notes to be repurchased plus any accrued but unpaid interest to but excluding the repurchase date.

Repurchase of New Notes at Each Holder’s Option Upon Certain Change in Control Transactions

If we undergo certain change in control transactions, holders of the New Notes will have the right to require us to repurchase the New Notes in whole or in part for cash equal to 100% of the principal amount of the New Notes to be repurchased plus any accrued but unpaid interest to but excluding the repurchase date.

Conversion Rights

Holders will have the right to convert their New Notes under the following circumstances:

• at any time on or after October 15, 2029, but prior to the close of business on the second business day immediately preceding the stated maturity date;

• during any calendar quarter (and only during the calendar quarter) if, and only if, the closing sale price of our common stock for at least 20 trading days (whether or not consecutive) in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 130% of the conversion price per share of our common stock in effect on the applicable trading day;

• during the five consecutive trading-day period following any five consecutive trading-day period in which the trading price of the New Notes was less than 98% of the product of the closing sale price of our common stock multiplied by the applicable conversion rate;

• if the New Notes have been called for redemption, at any time prior to the close of business on the third business day prior to the redemption date;

• during prescribed periods upon the occurrence of our election to distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days, shares of our common stock at less than the closing sale price of our common stock on the trading day immediately preceding the declaration date of the distribution;

• during prescribed periods upon the occurrence of our election to distribute to all holders of our common stock assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 15% of the average closing sale prices of our common stock on the five consecutive trading days ending on the date immediately preceding the declaration date of the distribution;

• in connection with a change in control transaction; or

• if our common stock ceases to be listed on a U.S. national or regional securities exchange.

Conversion Rate

The initial conversion rate for each $1,000 principal amount of New Notes will be 102.8807 shares of our common stock, payable in cash or, at our election, a combination of cash and shares of our common stock. This is equivalent to an initial conversion price of approximately $9.72 per share of common stock. In addition, if certain change in control transactions occur prior to November 21, 2014 and a holder elects to convert its New Notes in connection with a change in control transaction, we will increase the applicable conversion rate in connection with the conversion by a number of additional shares of our common stock based on the date the change in control transaction becomes effective and the price paid per share of common stock in the change in control transaction. The conversion rate may also be adjusted under certain other circumstances, including the payment of cash dividends in excess of $0.08 per share (per month), but will not be adjusted for accrued and unpaid interest on the New Notes.

Conversion Settlement

Upon a conversion of New Notes, we will deliver, in respect of each $1,000 principal amount of New Notes tendered for conversion in accordance with their terms: (1) an amount in cash, which we refer to as the “principal return,” equal to the lesser of (a) the principal amount of the converted notes and (b) the conversion value (as defined in this prospectus); and (2) if the conversion value is greater than the principal return, an amount equal to the difference between the conversion value and the principal return, which we refer to as the “net amount.” The net amount may be paid, at our option, in cash, shares of our common stock or a combination of cash and shares of our common stock. We refer to any cash delivered upon a conversion of the New Notes as part of the net amount as the “net cash amount” and we refer to any shares of our common stock delivered upon a conversion of the New Notes as the “net shares.” Any portion of the net amount that we elect to issue as net shares will be based on the sum of the daily share amounts (as defined in this prospectus) for each trading day during the applicable conversion period, except that we will pay cash in lieu of any fractional shares of our common stock issuable as net shares based on the average price of our common stock over a certain period. See “Description of the New Notes — Conversion Settlement.”

We will pay the principal return and amounts for fractional shares in cash, and deliver net shares and pay the net cash amount, as applicable, to holders upon a conversion of their New Notes no later than the third business day following the last trading day of the applicable conversion period referred to above.

Restrictions on Ownership and Transfer

Our Fourth Articles of Amendment and Restatement, referred to herein as our “charter,” contains provisions which are intended, among other purposes, to help preserve our status as a REIT for federal income tax purposes.

If our board of directors determines that the direct or indirect ownership of shares of our capital stock has or may become concentrated to an extent that would prevent us from qualifying as a REIT, our charter permits us to redeem those shares. Similarly, our charter gives us the power to prevent any proposed transfer of shares of capital stock that would jeopardize our status as a REIT.

Notwithstanding any other provision of the New Notes, if our board of directors determines in good faith that the conversion by a holder of the New Notes into common stock would prevent us from qualifying as a REIT or would cause a holder of capital stock to exceed the ownership limit contained in our charter, we will elect not to issue shares of common stock to that holder upon conversion but will instead satisfy our obligation solely in cash.

Events of Default

The following events will be “events of default” with respect to the New Notes:

• a default for 30 days in the payment of any interest on the New Notes;

• a default in the payment of any principal of or premium, if any, on the New Notes, whether on the stated maturity date or any earlier date of redemption or repurchase or otherwise;

• default in the delivery when due of the conversion value, on the terms set forth in the New Note Indenture, upon exercise of a holder’s conversion right in accordance with the New Note Indenture and the continuation of the default for fifteen days;

• our failure to provide notice of the occurrence of a change in control when required under the New Note Indenture and the continuation of the default for ten days;

• our failure to comply with any other term, covenant or agreement in the New Notes or the New Note Indenture upon our receipt of notice of the default from the trustee or from holders of not less than 25% in aggregate principal amount of the New Notes to us and the trustee, and the failure to cure (or obtain a waiver of) the default within 60 days after receipt of the notice;

• a default under any bond, note, debenture or other evidence of indebtedness of us or any of our subsidiaries or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of us or any of our subsidiaries which results in the acceleration of the indebtedness in an aggregate principal amount exceeding $100 million or which constitutes a failure to pay at maturity or other scheduled payment date (after expiration of any applicable grace period) the indebtedness in an aggregate principal amount exceeding $100 million, but only if the indebtedness is not discharged or the acceleration is not rescinded or annulled within ten days after notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series; and

• certain events of bankruptcy, insolvency or reorganization with respect to us or of any significant subsidiary.

Sinking Fund	The New Notes are not entitled to the benefits of, or subject to, a sinking fund.

No Stockholder Rights for Holders of New Notes

A holder of the New Notes will not have any rights as a stockholder (including, without limitation, voting rights and rights to receive dividends or other distributions on our common stock), unless the holder otherwise converts the New Notes into common stock.

Trading

We have not applied, and do not intend to apply, to list the New Notes on any securities exchange or include them in any automated quotation system. Our common stock is listed on the New York Stock Exchange under the symbol “IRC.”

Book-Entry Form

The New Notes will be issued in book-entry only form and will be represented by one or more permanent global certificates deposited with a custodian for, and registered in the name of a nominee of, DTC. Beneficial interests in a global certificate representing the New Notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. These interests will not be permitted to be exchanged for certificated New Notes, except in limited circumstances.

Tax Impacts Associated with the New Notes

The New Notes and common stock issuable upon conversion of the New Notes will be subject to special and complex U.S. federal income tax rules. You are strongly urged to consult your own tax advisors with respect to the federal, state, local and foreign tax consequences of exchanging, owning and disposing of the New Notes and the common stock into which the New Notes, in certain circumstances, are convertible. See “Material United States Federal Income Tax Considerations” in this prospectus.

Risk Factors

You should read carefully the “Risk Factors” beginning on page 19 of this prospectus, as well as the risk factors relating to our business that are incorporated by reference into this prospectus and any accompanying supplement, for risks related to tendering your Old Notes, particularly in the event that you choose the Exchange Option or a combination of the Tender Option and the Exchange Option.

Additional Issuance of Debt Securities

We may from time to time, without notice to or the consent of the registered holders of the New Notes, create and issue additional debt securities ranking senior to, or equally and ratably with, the New Notes in all respects.

SUMMARY FINANCIAL DATA AND RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth certain of our historical financial data as of and for each of the periods indicated.  You should read the data set forth below in conjunction with our consolidated financial statements and related notes, our Management’s Discussion and Analysis of Financial Condition and Results of Operations and other financial information, incorporated by reference to our Annual Report on Form 10-K as of and for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q as of and for the period ended March 31, 2010. The following tables show selected portions of our audited historical consolidated financial data as of and for the five years ended December 31, 2009.  We derived our summary financial data as of and for the five years ended December 31, 2009 from our audited consolidated financial statements, which have been audited by KPMG LLP, independent registered public accounting firm. The summary financial data as of and for the three months ended March 31, 2010 and 2009 are derived from our unaudited financial statements included in our Quarterly Report on Form 10-Q as of and for the period ended March 31, 2010, which is incorporated by reference in this prospectus, and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, and in our opinion, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of our results of operations and financial position. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results of operations to be expected for the full year or any future period.

	As of and For the Three Months Ended March 31,		As of and For the Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(unaudited)
	(In thousands, except per share data)
Total assets	$1,152,090	1,209,263	1,165,428	1,236,831	1,321,199	1,269,161	1,188,999
Mortgages payable	370,218	435,489	384,468	479,935	606,680	622,280	602,817
Line of credit facility	50,000	85,000	45,000	52,000	100,000	28,000	65,000
Term loan	140,000	140,000	140,000	140,000	—	—	—
Convertible notes	124,137	146,444	123,789	159,661	172,305	170,583	—
Total revenues	42,605	46,720	170,844	188,844	184,664	175,856	180,207
Income (loss) from continuing operations	(2,660)	4,686	6,144	29,549	39,395	38,258	44,736
Net income (loss) available to common stockholders	(2,732)	6,673	8,212	30,425	42,095	44,973	47,255
Net income (loss) per common share, basic and diluted	(0.03)	0.10	0.10	0.46	0.64	0.67	0.70
Total distributions declared	12,173	16,343	53,875	64,782	63,824	64,491	64,212
Distributions per common share	0.14	0.25	0.69	0.98	0.98	0.96	0.95
Cash flows provided by operating activities	17,397	19,551	71,436	68,036	84,378	83,771	86,128
Cash flows provided by (used in) investing activities	1,538	17,888	6,092	(111,724)	(150,752)	(115,936)	(40,500)
Cash flows provided by (used in) financing activities	(14,505)	(32,991)	(75,989)	30,490	57,183	32,930	(54,332)

Weighted average common shares outstanding, basic	85,346	66,644	78,441	66,043	65,281	67,154	67,244
Weighted average common shares outstanding, diluted	85,426	66,699	78,504	66,102	65,346	67,223	67,298

Summary of our Ratio of Earnings to Fixed Charges

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated. For a more complete description, see “Ratio of Earnings to Fixed Charges.”

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Unaudited)
Ratio of earnings to fixed charges	1.06x	1.58x	1.63x	1.55x	1.80x	1.98x	2.07x

RISK FACTORS

You should carefully consider the risks described below, as well as the risks described in the documents incorporated by reference into this prospectus and any accompanying supplement thereto, before tendering the Old Notes for exchange or purchase and delivering a consent. These risks are not the only ones we face. Additional risks, not presently known or that are currently deemed immaterial, could also materially and adversely affect our business, financial condition and results of operations. The trading price of the New Notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment. This prospectus, any accompanying supplement and the documents incorporated herein by reference also contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face described below, in any supplement or in the documents incorporated herein by reference, including our Annual Report on Form 10-K for the year ended December 31, 2009.

Risks Related to the Tender/Exchange Offer and Consent Solicitation

Holders who fail to exchange their Old Notes may have reduced liquidity after the tender/exchange offer.

As Old Notes are tendered and accepted in the tender/exchange offer, the principal amount of remaining Old Notes will decrease. This decrease could reduce the liquidity of the trading market for the Old Notes. We cannot assure you of the liquidity, or even the continuation, of any trading market for the Old Notes following the completion of the tender/exchange offer.

Following the consummation or earlier termination of the tender/exchange offer, we may acquire remaining outstanding Old Notes upon terms and at prices as we may determine, which may be more or less than the price paid pursuant to the tender/exchange offer and could be for cash or other consideration.

We and our subsidiaries or affiliates reserve the absolute right, in our sole discretion and to the extent permitted by applicable law, at any time and from time to time after the consummation or earlier termination of the tender/exchange offer, to acquire any Old Notes that are not tendered and accepted pursuant to the tender/exchange offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon terms, at prices and for consideration as we or our subsidiaries or affiliates may determine, or by redeeming the Old Notes in accordance with their terms and the terms of the Old Note Indenture.  In each case, the consideration for the Old Notes may be different from the consideration offered in the tender/exchange offer. There can be no assurance as to which, if any, of these alternatives or combinations thereof we and our subsidiaries or affiliates may choose to pursue in the future.

Upon consummation of the tender/exchange offer, holders that validly tender their Old Notes will lose their rights under the Old Notes, including the right to future interest and principal payments.

Holders that validly tender Old Notes, which are accepted as part of the tender/exchange offer, will lose the rights of a holder of the Old Notes, except to the extent that they continue to hold any Old Notes after the consummation of the tender/exchange offer.  These rights include the right to require us to repurchase their Old Notes at par beginning on November 15, 2011 and the right to receive interest and principal payments on the Old Notes.  Holders will also lose their rights to any and all claims they may have, now or in the future, arising out of or related to any Old Notes accepted for exchange or purchase, and any rights as creditors of the Company with respect to these Old Notes.  In addition, any holders that exchange their Old Notes for New Notes as part of the Exchange Option will become subject to all of the risks and uncertainties associated with ownership of the New Notes.

Old Notes tendered for purchase under the Tender Option may instead be exchanged for New Notes, if tenders exceed the Cash Payment Limit.

We intend to use up to $15 million to purchase Old Notes that are tendered.  If tenders for purchase in cash under the Tender Option exceed the Cash Payment Limit, we will accept the Old Notes tendered for purchase on a pro rata basis.  Unless withdrawn as described herein, the balance of any Old Notes tendered under the Tender

Option but not accepted for purchase for cash will be treated as if they had been tendered for exchange under the Exchange Option and will be exchanged for New Notes.   Holders of the New Notes will become subject to all of the risks and uncertainties associated with the ownership of the New Notes.

We are not making a recommendation as to whether you should participate in the tender/exchange offer and consent solicitation, and we have not obtained a third-party determination that the tender/exchange offer is fair to holders.

Neither we, our officers, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should tender or refrain from tendering all or any portion of your Old Notes, or deliver a consent pursuant to the consent solicitation.  Further, we have not authorized anyone to make any recommendation.  We have not obtained a third-party determination that the tender/exchange offer is fair to the holders of the Old Notes, nor do we intend to do so.

The exchange ratio for the New Notes does not reflect any independent valuation of the Old Notes or the New Notes.

We have not obtained or requested, and do not intend to obtain or request, a fairness opinion from any banking or other firm as to the fairness of the exchange ratio for the New Notes or the relative values of the Old Notes and the New Notes.

If the consent solicitation is successful and we consummate the tender/exchange offer, holders that continue to hold the Old Notes will not have the benefit of certain default provisions currently included in the Old Note Indenture.

Under the Old Note Indenture, an “event of default,” known as a “cross-acceleration,” occurs upon a default under any bond, note, debenture or other evidence of indebtedness of us or any of our subsidiaries, or under any mortgage, indenture or other instrument under which there may be issued or secured or evidenced any indebtedness of us or any of our subsidiaries, which results in the acceleration of such indebtedness in an aggregate principal amount exceeding $20 million or which constitutes a failure to pay at maturity or other scheduled payment date (after expiration of any applicable grace period) that indebtedness in an aggregate principal amount exceeding $20 million, but only if the indebtedness is not discharged or the acceleration is not rescinded or annulled within 10 days after notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the securities.  If the Indenture Amendment is approved, the cross-acceleration provision will be increased to $100 million, the level provided for in the New Note Indenture.  Any holder that tenders the Old Notes, and whose Old Notes are accepted for exchange or purchase by us, pursuant to the tender/exchange offer will be deemed to have delivered a valid consent to the Indenture Amendment.   If we receive valid consents from holders of a majority in aggregate principal amount of the Old Notes, the Indenture Amendment will be approved, and a supplemental indenture to the Old Note Indenture (the “Supplemental Indenture”) will be executed by us and the trustee. Any continuing holders of the Old Notes will be bound by the Supplemental Indenture even if those holders did not give their consents.

If the consent solicitation is not successful and we consummate the tender/exchange offer, holders that continue to hold the Old Notes will have certain rights that are greater than those that holders of the New Notes have.

If the Indenture Amendment is not approved by the holders of a majority in aggregate principal amount of the Old Notes, and yet the tender/exchange offer is consummated and New Notes are issued, holders of the Old Notes will have the benefit of a $20 million cross-acceleration provision.  If a default occurs under any bond, note, debenture or other evidence of indebtedness of us or any of our subsidiaries, or under any mortgage, indenture or other instrument under which there may be issued or secured or evidenced any indebtedness of us or any of our subsidiaries, which results in the acceleration of such indebtedness in an aggregate principal amount exceeding $20 million or which constitutes a failure to pay at maturity or other scheduled payment date (after expiration of any applicable grace period) that indebtedness in an aggregate principal amount exceeding $20 million, the holders of at least 25% in aggregate principal amount of the Old Notes may declare the principal amount and accrued and unpaid interest, if any, to be immediately due and payable.  Holders of the New Notes will not have this right unless the cross acceleration equals or exceeds $100 million.

To the extent that a holder of Old Notes exchanges some or all of its Old Notes for New Notes with a later maturity date, the holder may increase its risk that we will be unable to repay (or refinance) the New Notes when they mature.

Holders of Old Notes are being offered the option to exchange some or all of their Old Notes for New Notes with a maturity date later than the maturity date of the Old Notes that they presently hold.  Holders who tender their Old Notes and whose tender is accepted for exchange will be exposed to the risk of nonpayment on the New Notes they hold for a longer period of time than non-tendering holders or those holders whose Old Notes were not accepted for exchange.  For instance, following the maturity date of the Old Notes, but prior to the maturity date of the New Notes, we may become subject to a bankruptcy or similar proceeding.  If so, holders of Old Notes who opted not to tender all of their Old Notes in the tender/exchange offer (or whose Old Notes were not accepted for exchange) may have been paid in full, and there is a risk that the holders of Old Notes who elected to participate in the tender/exchange offer and whose Old Notes were accepted for exchange would not be paid in full.

The use of our cash balances or draws under our credit facility to fund the cash consideration necessary to complete the Tender Option will reduce the cash available for other uses.

We may fund the cash consideration necessary to complete the Tender Option from our cash balances or with funds drawn under our credit facility, which is one of our primary sources of short-term liquidity.  Using our cash or funds drawn under our credit facility will reduce the cash available for other uses, which may in turn reduce our ability to generate cash for working capital, debt service requirements, general corporate or other purposes.

The U.S. federal income tax consequences of the exchange of the Old Notes for the New Notes are uncertain.

The U.S. federal income tax consequences of the tender/exchange offer and of the ownership and disposition of the New Notes are uncertain due to the absence of statutory, administrative or judicial authority. Depending on whether the Old Notes and the New Notes are “securities” for U.S. federal income tax purposes, the exchange may be a “recapitalization” or a taxable exchange.  See “Material United States Federal Income Tax Considerations — Tax Consequences to Tendering U.S. Holders — Treatment of Exchange of Old Notes for New Notes.”  In addition, the New Notes may be issued with original issue discount (“OID”), as described below, depending on the fair market value of the New Notes, determined as of the exchange date.  There can be no assurance as to the fair market value of the New Notes as of the exchange date and, consequently, there can be no assurance as to whether the New Notes will be issued with OID. If the New Notes are issued with OID, an exchanging U.S. holder (as defined below in the section entitled “Material United States Federal Income Tax Considerations”) receiving a New Note may be required to report the OID as income annually as it accrues, based on a constant yield method (which includes at least annual compounding) and regardless of the holder’s regular method of tax accounting. Thus, OID income on a New Note, if any, may be taxable before the amount is received by the holder in cash.

You may be subject to tax if we make or fail to make certain adjustments to the conversion rate of the New Notes even though you do not receive a corresponding cash distribution.

The conversion rate of the New Notes is subject to adjustment in certain circumstances, including the payment of certain cash dividends.  If the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you may be deemed to have received a constructive distribution which may subject you to U.S. federal income tax even though you did not receive any cash or other property in connection with the adjustment and even though you may not exercise your conversion right.  In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases your proportionate interest in us could be treated as a constructive distribution which may subject you to U.S. federal income tax.  If certain change in control transactions occur, under some circumstances, we will adjust the conversion rate for New Notes converted in connection with the change in control transaction.  Such adjustment also may be treated as a constructive distribution which may subject you to U.S. federal income tax.  See “Material United States Federal Income Tax Considerations” in this prospectus.

Risks Related to the New Notes and Our Common Stock

The effective subordination of the New Notes may limit our ability to satisfy our obligations under the New Notes.

The New Notes will be our senior unsecured obligations, and will rank equally in right of payment with all of our other senior unsecured indebtedness, including any Old Notes that remain outstanding after we complete the tender/exchange offer and consent solicitation. The New Notes, however, will be effectively subordinated in right of payment to all of our secured indebtedness, including any secured indebtedness we may incur in the future, to the extent of the value of the collateral securing the secured indebtedness. As of March 31, 2010, we had approximately $370.2 million of outstanding secured indebtedness, on a consolidated basis. The indenture governing the New Notes will not prohibit us from incurring additional secured or unsecured indebtedness. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the holders of any secured indebtedness will be entitled to proceed directly against the collateral that secures the indebtedness. Therefore, this collateral will not be available to satisfy any amounts owed under our unsecured indebtedness, including the New Notes, until the secured indebtedness is satisfied in full.

The New Notes also will be effectively subordinated in right of payment to all unsecured and secured liabilities and preferred equity of our subsidiaries. In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to any subsidiary, the assets of the subsidiary will first be used to satisfy the prior claims of the subsidiary’s creditors, including trade creditors and preferred equity holders, before any amounts become available to the holders of the New Notes.  As of March 31, 2010, the total balance sheet liabilities (excluding any intercompany debt, distributions payable, accrued expenses and other liabilities) and preferred equity of our consolidated subsidiaries was approximately $685.2 million. In addition, as of March 31, 2010, our share of the total liabilities (excluding any intercompany debt, distributions payable, accrued expenses and other liabilities) and preferred equity of the entities which we account for under the equity method of accounting was approximately $234.1 million. The indenture governing the New Notes will not prohibit our subsidiaries from incurring additional indebtedness or issuing preferred equity.

We may not have the cash necessary to pay the principal return and any net amount upon a conversion of New Notes or to repurchase the New Notes on specified dates or following certain change in control transactions.

Upon a conversion of New Notes in accordance with their terms, we will be required to pay the principal return of the New Notes in cash. In addition, there may be circumstances that prevent us from issuing shares of our common stock for all or any portion of any net amount deliverable upon a conversion of New Notes, thereby requiring us to satisfy our net amount obligation in cash. Holders of New Notes also will have the right to require us to repurchase the New Notes for cash on November 15, 2014, November 15, 2016, November 15, 2019 and November 15, 2024, or upon the occurrence of certain change in control transactions. Any of our future debt agreements or securities may contain similar provisions. We may not have sufficient funds to pay the principal return and any net cash amount or make the required repurchase of New Notes, as the case may be, in cash at the applicable time and, in these circumstances, may not be able to arrange the necessary financing on favorable terms, if at all. In addition, our ability to pay the principal return and any net cash amount or make the required repurchase, as the case may be, may be limited by the terms of other debt agreements or securities, including our credit facility. Failure to pay the principal return and any net cash amount or make the required repurchase, as the case may be, would constitute an event of default under the New Note Indenture which, in turn, would constitute an event of default under certain of our other debt agreements or securities, including our credit facility and term loan, thereby resulting in acceleration and required prepayment of this other debt and further restrict our ability to make payments on, or to repurchase, the New Notes.

There is currently no trading market for the New Notes, and an active liquid trading market for the New Notes may not develop or, if it develops, may not be maintained.

We do not intend to list the New Notes on any securities exchange or include them for quotation on any automated dealer quotation system. An active public trading market may not develop for the New Notes and, even if one develops, may not be maintained. If an active public trading market for the New Notes does not develop or is not maintained, the market price and liquidity of the New Notes is likely to be adversely affected and holders may not be able to sell their New Notes at desired times and prices, if at all. If any of the New Notes are traded after their purchase, they may trade at a discount from face value.

The liquidity of the trading market, if any, and future trading prices of the New Notes will depend on many factors, including, among other things, the aggregate principal amount of New Notes outstanding, the market price of our common stock, prevailing interest rates, our financial condition, results of operations and business, the market for similar securities and the overall securities market, and may be adversely affected by unfavorable changes in any of these factors, some of which are beyond our control and others of which would not affect debt that is not convertible or exchangeable into common stock. Historically, the market for convertible debt has been volatile. Market volatility could materially and adversely affect the trading price of the New Notes.

The New Notes will have a number of features that may adversely affect their value and trading prices, including conversion conditions and the lack of financial covenants. Furthermore, even if the conversion conditions are met, because the conversion value of the New Notes will depend on the closing sale price of our common stock, a volatile or depressed market price for our common stock is likely to have a similar effect on the trading price of the New Notes. The market price of our common stock may adversely affect the trading price of the New Notes.

The New Notes will not contain any financial or operational covenants; therefore, you will not have protection against adverse changes in our business.

The New Note Indenture will not require us to satisfy any financial or operational covenants, restrict our ability to repurchase our securities other than the New Notes in accordance with their terms, pay dividends or distributions or make restricted payments, or contain covenants or other provisions to afford holders protection in the event of a transaction that substantially increases the level of our indebtedness. Furthermore, the New Note Indenture will contain only limited protections for holders of the New Notes in the event of a “change in control” (as defined in the New Note Indenture). We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the New Notes and our common stock that will not constitute a “change in control” permitting holders to require us to repurchase their New Notes under the New Note Indenture.

Holders of New Notes will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock.

Holders of New Notes, as such, will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but holders of New Notes will be subject to all changes affecting our common stock. Holders of New Notes will be entitled to the rights afforded to our common stock only if and when our common stock is delivered to them upon a conversion of New Notes.

The price of our common stock may fluctuate significantly and may affect the trading price of the New Notes.

The market price of our common stock may fluctuate significantly in response to many factors, including:

•                                          general economic conditions, including the current conditions, competition and the supply of and demand for shopping center and single-tenant properties in our markets;

•                                          risks that tenants will not remain in occupancy or pay rent, or pay reduced rent due to bankruptcies or declines in their businesses;

•                                          interest rate levels and the availability of financing;

•                                          potential environmental liability and other risks associated with owning, developing and acquiring real estate;

•                                          greater than anticipated funding costs associated with our joint venture properties or operating costs;

•                                          inflationary, deflationary and other general economic trends;

•                                          actual or anticipated variations in our operating results or distributions;

•                                          changes in our funds from operations or earnings;

•                                          publication of research reports about us or the real estate industry, generally and recommendations by financial analysts or actions taken by rating agencies with respect to our securities or those of other REITs;

•                                          future sales of our common stock or securities convertible into, or exchangeable or exercisable for, our common stock;

•                                          failure to pay our obligations under, or comply with the terms of our indebtedness;

•                                          impairment charges;

•                                          the effects of natural disasters; and

•                                          other risks detailed from time to time in the reports filed by us with the Securities and Exchange Commission.

Because the conversion value of the New Notes will be based upon the value of the shares of our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the New Notes and could limit the value of the shares of our common stock, if any, that you would receive upon conversion of the New Notes. This may result in greater volatility in the trading price of the New Notes than would be expected for any non-convertible debt securities we may issue. Holders who receive any shares of our common stock upon conversion of their New Notes will also be subject to the risk of volatile and depressed market prices of our common stock. In addition, many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our financial condition, results of operations, business or prospects.

The conditional conversion feature of the New Notes may prevent a conversion of New Notes prior to October 15, 2029.  We also will have the right to deliver all cash upon a conversion of New Notes and holders may not receive any of our common stock upon conversion.

The New Notes will be convertible on or after October 15, 2029 and also if the closing sale price of our common stock reaches a specified threshold over a specified time period, if the trading price of the New Notes is below a specified threshold for a specified time period, if our common stock is delisted from a U.S. national or regional securities exchange or if certain specified transactions or events occur and then only at prescribed times. In addition, the New Notes will be convertible if they have been called for redemption. See “Description of the New Notes — Conversion Rights.”  If these conditions are not met, holders of New Notes will not have the right to convert their New Notes prior to October 15, 2029 and therefore may not be able to receive the value of the consideration for which the New Notes would otherwise be convertible. In addition, even if these conditions are met, upon a conversion of New Notes, we will be required to pay the principal return in cash and, to the extent any net amount exists, we may elect to pay the entire net amount in cash. As a result, we will not be required to deliver any of our common stock upon a conversion of New Notes.

The premium payable on New Notes converted in connection with certain change in control transactions prior to November 21, 2014 may not adequately compensate holders for the lost option time value of their New Notes as a result of any change in control.

If certain transactions that constitute a change in control occur prior to November 21, 2014, under certain circumstances, we will increase the conversion rate of the New Notes by a number of additional shares of our common stock. This increased conversion rate will apply only to holders who convert their New Notes in connection with any of these certain transactions. The number of additional shares of our common stock will be determined based on the date on which the transaction becomes effective and the price paid per share of our common stock in the transaction, as described under “Description of the New Notes — Conversion Rate Adjustments — Make Whole Upon Certain Change in Control Transactions.” While the number of additional shares of our common stock is designed to compensate holders for the lost option time value of the New Notes as a result of the transaction, the amount of the premium payable is only an approximation of the lost value and may not adequately compensate holders for the loss. In addition, notwithstanding the foregoing, if the price paid per share of our common stock in the transaction is less than $8.27 or equal to or in excess of $12.50, the applicable conversion rate will not be increased. In no event will the number of shares of our common stock issuable upon a conversion of New Notes exceed 121.58 per $1,000 principal amount of New Notes, subject to adjustment under certain circumstances, regardless of when the transaction becomes effective or the price paid per share of our common stock in the transaction.

The applicable conversion rate of the New Notes may not exceed 121.58 shares of our common stock per $1,000 principal amount of New Notes and may not be adjusted for all dilutive events.

The applicable conversion rate of the New Notes may not exceed 121.58 shares of our common stock per $1,000 principal amount of New Notes, subject to adjustment in certain cases. As a result, holders of the New Notes will not realize the benefits of an increase to the conversion rate otherwise described in this prospectus if the increase, together with previous increases, would result in the issuance of a number of shares of our common stock upon conversion in excess of the specified maximum amount.

The conversion rate of the New Notes will be subject to adjustment for certain events, including, but not limited to, certain cash distributions on shares of our common stock in excess of $0.08 per share per month, the issuance of certain rights, options or warrants to holders of our common stock to acquire shares of our common stock or securities convertible into shares of our common stock, subdivisions or combinations of our common stock, certain distributions of assets, debt securities, capital stock or cash to holders of shares of our common stock and certain tender or tender/exchange offers as described under “Description of the New Notes — Conversion Rate Adjustments.”   The conversion rate will not be adjusted for other events, such as an issuance of our common stock for cash at market value, that may adversely affect the trading price of the New Notes and our common stock.  Events may occur that will be adverse to the interests of the holders of the New Notes and the value of the New Notes, even though the conversion rate will not be adjusted.

The definition of a change in control requiring us to repurchase New Notes will be limited and therefore the market price of the New Notes may decline if we enter into a transaction that is not a change in control under the New Note Indenture.

The term “change in control,” as used in the New Note Indenture, will mirror the term as used in the Old Note Indenture and will be limited and will not include every event that might cause the market price of the New Notes to decline. The term “change in control” will not apply to transactions in which at least 90% of the consideration paid for our common stock, excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights, in a merger or similar transaction is publicly traded common stock. In addition, we will not be required to repurchase New Notes upon a change in control if our stock price exceeds 105% of the conversion price during specified periods following: (1) the later of the change in control date or the public announcement thereof (for changes of control relating to acquisitions of capital stock); or (2) the change in control date (for changes of control relating to mergers, consolidations or asset sales). As a result, our obligation to repurchase the New Notes upon a change in control may not preserve the value of the New Notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the New Notes — Repurchase at Option of Holders upon a Change in Control.”

Upon conversion of the New Notes, holders may receive less consideration than expected because the value of our common stock may decline over the period in which the conversion value is determined.

The conversion value that holders will receive upon conversion of New Notes will be determined on the basis of the closing sale price of our common stock on the New York Stock Exchange for each of the 20 consecutive trading days beginning on the third trading day following the date the New Notes are tendered for conversion.  Accordingly, if the price of our common stock decreases after the conversion right is exercised, the conversion value will be adversely affected.

The net share settlement feature of the New Notes may have adverse consequences.

The net share settlement feature of the New Notes, as described under “Description of the New Notes — Conversion Rights” and “Description of the New Notes — Conversion Settlement” in this prospectus, may:

•                                          result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the New Notes;

•                                          reduce our liquidity because we will be required to pay the principal return in cash and the net amount, if any, may be paid, at our option, in cash as well;

•                                          delay holders’ receipt of the proceeds upon conversion; and

•                                          subject holders to market risk before receiving any shares upon conversion.

The accounting for convertible debt securities is subject to uncertainty.

The accounting for convertible debt securities is subject to frequent scrutiny by the accounting authorities and is subject to change.  We cannot predict whether or when any change could be made, and any change could have an adverse effect on our reported or future financial results.  These effects could adversely affect the trading prices of our common stock and the New Notes.

For example, the Financial Accounting Standards Board (‘‘FASB’’) in 2008 posted FASB Staff Position (‘‘FSP’’) No. APB 14-1 “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlements)” (previously FSP APB 14-a), which changes the accounting treatment for net share settled convertible securities.  Under the proposal, cash settled convertible securities are separated into their debt and equity components.  The value assigned to the debt component is the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the proceeds for the convertible debt and the amount reflected as a debt liability is recorded as additional paid-in capital.  As a result, the debt is recorded at a discount reflecting its below market coupon interest rate.  The debt is subsequently accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement.

Restrictions on ownership and transfer in our charter may impair the ability of holders to convert New Notes for shares of our common stock.

Our charter contains provisions which are intended, among other purposes, to help preserve our status as a REIT for federal income tax purposes. If our board of directors determines that the direct or indirect ownership of shares of our capital stock has, or may, become concentrated to an extent that would prevent us from qualifying as a REIT, our charter permits us to redeem those shares at any time. Similarly, our charter grants us the power to prevent any proposed transfer of our capital stock if the transfer would jeopardize our status as a REIT. Our charter provides that, subject to certain exceptions, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% of the number of our outstanding shares or value of our outstanding capital stock as a result of his, her or its ownership of our capital stock. Notwithstanding any other provision of the New Notes, if our board of directors determines in good faith that the conversion by a holder of its New Notes into common stock would prevent us from qualifying as a REIT or would cause a holder of our capital stock (together with the holder’s affiliates) to exceed the ownership limit contained in our charter, we will elect not to issue shares of common stock to this holder upon conversion but will instead satisfy our obligation to this holder to pay the conversion value upon conversion, which includes the value of the New Notes in excess of the principal amount, solely in cash. See “Description of New Notes — Ownership Limit.”

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this prospectus and the documents incorporated by reference constitute “forward-looking statements.”  Forward-looking statements are statements that are not historical, including statements regarding management’s intentions, beliefs, expectations, representations, plans or predictions of the future and are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “may,” “will,” “should” and “could.”  Similarly, statements that describe or contain information related to matters such as management’s intent, belief or expectation with respect to our financial performance, investment strategy and portfolio, our ability to address debt maturities, our cash flows, our growth prospects, the value of our assets, our joint venture commitments and the amount and timing of anticipated future cash distributions are forward-looking statements. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and investors should not place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under “Risk Factors” in this prospectus, our Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC on February 26, 2010 and subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.  These factors include, but are not limited to: market and economic challenges experienced by the U.S. economy or real estate industry as a whole, including dislocations and liquidity disruptions in the credit markets; the inability of tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; competition for real estate assets and tenants; impairment charges; the availability of cash flow from operating activities for distributions and capital expenditures; our ability to refinance maturing debt or to obtain new financing on attractive terms; future increases in interest rates; actions or failures by our joint venture partners, including development partners; and other factors that could affect our ability to qualify as a real estate investment trust.  We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.

The ratio of earnings to fixed charges is computed by dividing: (1) income (loss) before income taxes, plus fixed charges; by (2) fixed charges. Fixed charges consist of interest expense on borrowings, including amortization of deferred financing charges and the portion of operating lease rental expense that is representative of the interest factor.

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Unaudited)
Ratio of earnings to fixed charges	1.06x	1.58x	1.63x	1.55x	1.80x	1.98x	2.07x

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the New York Stock Exchange under the symbol “IRC.” The last reported closing sales price of our common stock on the New York Stock Exchange was $8.27 per share on June 28, 2010. As of June 28, 2010, we had approximately 4,720 holders of record. The following table shows the high and low bid prices per share of our common stock for the periods indicated.

	Price of
	Common Stock
	High	Low
Fiscal Year Ended December 31, 2010:
Period from April 1, 2010 to June 28, 2010	$10.05	$7.50
Three months ended March 31, 2010	10.29	7.78

Fiscal Year Ended December 31, 2009:
Three months ended December 31, 2009	$8.80	$7.54
Three months ended September 30, 2009	8.93	6.22
Three months ended June 30, 2009	9.24	6.30
Three months ended March 31, 2009	13.03	5.79

Fiscal Year Ended December 31, 2008:
Three months ended December 31, 2008	$15.68	$8.20
Three months ended September 30, 2008	16.00	13.00
Three months ended June 30, 2008	16.97	14.07
Three months ended March 31, 2008	16.27	10.84

Fiscal Year Ended December 31, 2007:
Three months ended December 31, 2007	$16.43	$13.50
Three months ended September 30, 2007	17.49	14.11
Three months ended June 30, 2007	19.32	16.50
Three months ended March 31, 2007	21.14	17.69

DISTRIBUTION POLICY

In order to maintain our status as a REIT, we must distribute at least 90% of our taxable income, subject to certain adjustments, to our stockholders.  For the years ended December 31, 2009 and 2008, our taxable income was approximately $52,529,000 and $57,613,000, respectively.  We declared monthly cash distributions to stockholders totaling $53,874,000 and $64,782,000 or $0.69 and $0.98 on an annual basis per share for the years ended December 31, 2009 and 2008, respectively.  Future distributions will be determined by our board of directors.  We intend to continue paying distributions on a monthly basis.  We will, however, periodically review this policy in light of our future liquidity needs, including monies needed to retire maturing debt, our operating fundamentals and the overall economy.  We annually notify our stockholders of the taxability of distributions paid during the proceeding year.

In accordance with the board of directors’ decision, we reduced the amount we paid as distributions in 2009 to an annualized amount equal to our estimated taxable income for 2009.  This change in policy resulted in a monthly distribution amount of $0.0475 per common share.  At this time, we expect to continue to pay monthly cash dividends at this rate during 2010.  Our board of directors will periodically review the current dividend policy as it evaluates our liquidity needs and monitors the impact of market conditions on operating fundamentals.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the data set forth below in conjunction with our consolidated financial statements and related notes, our Management’s Discussion and Analysis of Financial Condition and Results of Operations and other financial information, incorporated by reference to our Annual Report on Form 10-K as of and for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q as of and for the period ended March 31, 2010. The following tables show selected portions of our audited historical consolidated financial data as of and for the five years ended December 31, 2009.  We derived our selected consolidated financial data as of and for the five years ended December 31, 2009 from our audited consolidated financial statements, which have been audited by KPMG LLP, independent registered public accounting firm. The selected consolidated financial data as of and for the three months ended March 31, 2010 and 2009 are derived from our unaudited financial statements included in our Quarterly Report on Form 10-Q as of and for the period ended March 31, 2010, which is incorporated by reference in this prospectus, and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information, and in our opinion, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of our results of operations and financial position. The results of operations for the three months ended March 31, 2010 are not necessarily indicative of the results of operations to be expected for the full year or any future period.

	As of and For the
	Three Months Ended		As of and For the Year Ended
	March 31,		December 31,
	2010	2009	2009	2008	2007	2006	2005
	(unaudited)
	(In thousands, except per share data)
Total assets	$1,152,090	1,209,263	1,165,428	1,236,831	1,321,199	1,269,161	1,188,999
Mortgages payable	370,218	435,489	384,468	479,935	606,680	622,280	602,817
Line of credit facility	50,000	85,000	45,000	52,000	100,000	28,000	65,000
Term loan	140,000	140,000	140,000	140,000	—	—	—
Convertible notes	124,137	146,444	123,789	159,661	172,305	170,583	—
Total revenues	42,605	46,720	170,844	188,844	184,664	175,856	180,207
Income (loss) from continuing operations	(2,660)	4,686	6,144	29,549	39,395	38,258	44,736
Net income (loss) available to common stockholders	(2,732)	6,673	8,212	30,425	42,095	44,973	47,255
Net income (loss) per common share, basic and diluted	(0.03)	0.10	0.10	0.46	0.64	0.67	0.70
Total distributions declared	12,173	16,343	53,875	64,782	63,824	64,491	64,212
Distributions per common share	0.14	0.25	0.69	0.98	0.98	0.96	0.95
Cash flows provided by operating activities	17,397	19,551	71,436	68,036	84,378	83,771	86,128
Cash flows provided by (used in) investing activities	1,538	17,888	6,092	(111,724)	(150,752)	(115,936)	(40,500)
Cash flows provided by (used in) financing activities	(14,505)	(32,991)	(75,989)	30,490	57,183	32,930	(54,332)

Weighted average common shares outstanding, basic	85,346	66,644	78,441	66,043	65,281	67,154	67,244
Weighted average common shares outstanding, diluted	85,426	66,699	78,504	66,102	65,346	67,223	67,298

CAPITALIZATION

The following table shows our cash and cash equivalents and our consolidated historical capitalization as of March 31, 2010 and as adjusted to give effect to the consummation of the tender/exchange offer. For purposes of the “as adjusted” information in the following table, we have assumed $125 million principal amount of Old Notes are tendered in the tender/exchange offer, with $110 million tendered for exchange under the Exchange Option and $15 million tendered for purchase under the Tender Option.  We also have presented scenarios in which (1) all holders have exercised the Exchange Option such that we have issued $125 million in New Notes, and no holders have exercised the Tender Option and (2) the holders have exercised the Tender Option such that we have satisfied the Cash Payment Limit, and paid $15 million in cash consideration, but where no holders have exercised the Exchange Option or been treated as if they had exercised the Exchange Option due to the receipt of tenders in excess of the Cash Payment Limit by holders exercising the Tender Option.  We cannot assure you that all $125 million principal amount of Old Notes will be tendered in the tender/exchange offer.  The “as adjusted” information is not intended to provide any indication of what our actual financial position, including actual cash balances and borrowings, would have been had the tender/exchange offer been completed as of March 31, 2010 or to project our financial position for any future date.

This table should be read in conjunction with “Selected Historical Consolidated Financial Data” and with our consolidated financial statements, which are incorporated by reference into this prospectus.

	As of March 31, 2010
	Actual	As Adjusted, Assuming Tender of $110 Million under Exchange Option and $15 Million under Tender Option	As Adjusted, Assuming Tender of $125 Million under Exchange Option and None under Tender Option	As Adjusted, Assuming Tender of $15 Million under Tender Option and None under Exchange Option
	(In thousands)
Cash and cash equivalents	$11,149	11,149	11,149	11,149
Indebtedness:
Mortgages payable	370,218	370,218	370,218	370,218
Old convertible notes	125,000	—	—	110,000
New convertible notes	—	110,000	125,000	—
Term loan	140,000	140,000	140,000	140,000
Line of credit (1)	50,000	65,000	50,000	65,000
Total indebtedness	685,218	685,218	685,218	685,218

Stockholders’ equity:
Common stockholders’ equity	416,205	416,205	416,205	416,205
Total stockholders’ equity
Noncontrolling interest	1,584	1,584	1,584	1,584
Total equity	417,789	417,789	417,789	417,789
Total capitalization	$1,114,156	1,114,156	1,114,156	1,114,156

(1) We intend to fund the cash consideration necessary to purchase Old Notes tendered pursuant to the Tender Option, or a combination of the Tender Option and the Exchange Option, with cash on hand or with funds drawn under our credit facility. The presentation above assumes that the consideration used to complete the Tender Option has been funded entirely from funds drawn under our credit facility.

THE TENDER/EXCHANGE OFFER AND CONSENT SOLICITATION

As used in this section, the terms “we,” “us,” “our” and Inland Real Estate Corporation (“IRC”) refer only to IRC and not to any of our subsidiaries.

Reasons for the Tender/Exchange Offer and Consent Solicitation

Holders of the Old Notes have the right to require us to repurchase their Old Notes for cash in whole or in part, at par, beginning on November 15, 2011.  Therefore, we are conducting the tender/exchange offer to improve our financial flexibility by extending the repurchase (at the option of the holder) and maturity dates of our convertible senior indebtedness and reducing our overall indebtedness by retiring some of the Old Notes.  The dates on which holders have the right to require us to repurchase the New Notes will be changed (in comparison to the Old Notes) to November 15, 2014, November 15, 2016, November 15, 2019 and November 15, 2024, and the maturity date will be extended to November 15, 2029.  The initial conversion rate for each $1,000 principal amount of New Notes will be 102.8807 shares of our common stock (compared to 48.2824 shares of our common stock for the Old Notes), equivalent to $9.72 per share (compared to $20.71 per share for the Old Notes).   In addition, the interest rate on the New Notes will increase from 4.625% per annum to 5.0% per annum.  Finally, the threshold for a cross-acceleration will be $100 million.  Other than these changes, the terms of the New Notes will be substantially similar to the Old Notes.

In connection with the tender/exchange offer, we are also soliciting consents to a proposed amendment to the Old Note Indenture to amend the default provisions contained therein to mirror the New Note Indenture Currently, a default by us or one of our consolidated subsidiaries on indebtedness which results in the acceleration of that debt, or which constitutes a failure to pay that debt at maturity or other scheduled payment date, will constitute an event of default under the Old Note Indenture if the amount accelerated or not paid equals or exceeds $20 million.  If the proposed amendment is approved by holders of a majority in aggregate principal amount of the Old Notes, the threshold for a cross-acceleration will be increased to $100 million.  We believe that, if effected, the proposed amendment will provide us with additional flexibility to negotiate with our lenders, and the lenders of our subsidiary debt, to the extent it becomes necessary.

Securities Subject to the Tender/Exchange Offer

We are offering to exchange or purchase for cash, subject to the Cash Payment Limit, any and all of the outstanding Old Notes, upon the terms and subject to the conditions described in this prospectus.

Deciding Whether to Participate

Neither we, our board of directors, the exchange agent, the information agent nor the dealer manager is making any recommendation as to whether you should tender all or any portion of your Old Notes pursuant to the tender/exchange offer, or consent to the Indenture Amendment.  Further, we have not authorized anyone to make any recommendation.

You should make your own decision after reading this prospectus, including the “Risk Factors” and the information incorporated by reference herein, and consulting with your advisors, if any, based on your own financial position and requirements.

Terms of the Tender/Exchange Offer and Consent Solicitation

Pursuant to the tender/exchange offer, eligible holders may elect to receive:

(1)                                  New Notes in an amount equal to $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes exchanged.  The New Notes will be issued in principal denominations of $1,000 and integral multiples of $1,000 in excess thereof.  If, under the terms of the tender/exchange offer, a tendering holder is entitled to receive New Notes in a principal amount that is not an integral multiple of $1,000, we will round downward that principal amount of New

Notes to the nearest integral multiple of $1,000.  This rounded amount will be the principal amount of New Notes that the holder will receive, and no additional cash will be paid in lieu of any principal amount of New Notes not received as a result of rounding down;

(2)                                  cash, subject to the Cash Payment Limit, in an amount equal to $1,000 for each $1,000 principal amount of Old Notes tendered.  If the cash required to purchase all of the Old Notes tendered under the Tender Option exceeds the Cash Payment Limit, we will accept the Old Notes tendered for purchase on a pro rata basis.  Unless withdrawn as described herein, the balance of any Old Notes tendered under the Tender Option but not accepted for purchase for cash will be treated as if they had been tendered for exchange under the Exchange Option and will be exchanged for New Notes; or

(3)                                  a combination of the Exchange Option and the Tender Option, subject to the Cash Payment Limit.

In accordance with the instructions contained in the Letter of Transmittal and Consent, a participating holder may elect to tender all or a portion of the principal amount of its Old Notes for purchase by us for cash pursuant to the Tender Option.  To properly tender Old Notes pursuant to the Tender Option, a participating holder must specify in the appropriate section in the Letter of Transmittal and Consent the principal amount of Old Notes for which it wishes to receive cash.  A participating holder must separately specify the principal amount of Old Notes for which it wishes to receive New Notes and not receive any cash in lieu thereof.

We also are soliciting consents to the Indenture Amendment.  Any holder that tenders the Old Notes, and whose Old Notes are accepted for exchange or purchase by us, will be deemed to have delivered a valid consent to the Indenture Amendment.   The Indenture Amendment will become effective only if we receive valid consents from holders of a majority in aggregate principal amount of the Old Notes.

We will be deemed to have accepted validly tendered Old Notes when, as, and if we have given oral or written notice thereof to the exchange agent (sometimes referred to herein as the “acceptance date”). The exchange agent will act as agent for the tendering holders for the purpose of receiving the New Notes and cash from us. If any tendered Old Notes are not accepted because of an invalid tender, the occurrence of other events described under the heading “—  Conditions to the Tender/Exchange Offer and Consent Solicitation” or otherwise, Old Notes will be credited to the holder’s account maintained with DTC, without expense, promptly after the expiration date, unless the tender/exchange offer is extended.

Effective on the settlement date, we will no longer pay interest on any Old Notes that are accepted for exchange or purchase by us pursuant to the tender/exchange offer.  Interest will begin to accrue on the New Notes commencing on the settlement date.  We will pay interest on the New Notes on a semi-annual basis on May 15 and November 15, with the first interest payment being due on November 15, 2010 (assuming a settlement date for the tender/exchange offer prior to November 15, 2010).

We intend to execute the Supplemental Indenture promptly after the acceptance date if we have accepted consents from holders of the Old Notes of at least a majority of the aggregate principal amount of the Old Notes outstanding.  The Indenture Amendment will not become operative until the settlement date.

Proration and Priority of Exchanges

There is no limit on the amount of Old Notes that may be exchanged under the Exchange Option.  However, we are limiting the amount of cash to be paid to purchase the Old Notes to $15 million.  If the aggregate principal amount of the Old Notes tendered under the Tender Option exceeds the Cash Payment Limit, we will prorate the amount of cash paid to each holder based on the ratio of the aggregate principal amount of the Old Notes tendered by a holder to the total of Old Notes tendered pursuant to the Tender Option.  Unless withdrawn as described herein, the balance of any Old Notes tendered under the Tender Option but not accepted for purchase for cash will be treated as if they had been tendered for exchange under the Exchange Option and will be exchanged for New Notes.  See “— Withdrawal and Revocation Rights” below for a discussion of how a holder may withdraw a tender of Old Notes.

Expiration Date; Extensions; Amendments

For purposes of the tender/exchange offer and consent solicitation, the term “expiration date” will mean 5:00 p.m., New York City time, on July 28, 2010, subject to our right to extend that date and time in our sole discretion, in which case, the expiration date will mean the latest date and time to which the tender/exchange offer and consent solicitation is extended.

We also reserve the right, in our sole discretion and subject to applicable law, to: (1) extend the tender/exchange offer and consent solicitation; (2) terminate the tender/exchange offer and consent solicitation upon failure to satisfy any of the conditions described under “— Conditions to the Tender/Exchange Offer and Consent Solicitation;” or (3) amend the tender/exchange offer and consent solicitation, in each case by giving oral (promptly confirmed in writing) or written notice of the extension, termination or amendment to the exchange agent. Any extension, termination or amendment will be followed promptly by a public announcement thereof which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If we amend the tender/exchange offer and consent solicitation in a manner that we determine constitutes a material or significant change, we will extend the tender/exchange offer and consent solicitation for a period of five to ten business days, depending upon the significance of the amendment, if the tender/exchange offer and consent solicitation would otherwise have expired during the five to ten business day period. Any change in the consideration offered to holders of Old Notes in the tender/exchange offer will be paid to all holders whose Old Notes have previously been tendered pursuant to the tender/exchange offer and consent solicitation.

Without limiting the manner in which we may choose to make a public announcement, we will comply with applicable securities laws by disclosing the change by means of a supplement that we distribute to the holders of the Old Notes. We will have no other obligation to publish, advertise or otherwise communicate any public announcement other than by making a timely release to any appropriate news agency, including but not limited to Bloomberg Business News and the Dow Jones News Service.

Procedures for Tender

If you are a DTC participant that has Old Notes that are credited to your DTC account and that are held of record by DTC’s nominee, you must directly tender your Old Notes by book-entry transfer as if you were the record holder. Because of this, references herein to registered or record holders include DTC participants with Old Notes credited to their accounts. If you are not a DTC participant, you may tender your Old Notes by book-entry transfer by contacting your broker or opening an account with a DTC participant.  Any holder that tenders the Old Notes, and whose Old Notes are accepted for exchange or purchase by us, pursuant to the tender/exchange offer will be deemed to have delivered a valid consent to the Indenture Amendment.

We have not provided guaranteed delivery procedures in connection with the tender/exchange offer or under this prospectus or any other offer materials provided therewith.  Holders must timely tender their Old Notes in accordance with the procedures described in this prospectus and set forth in the Letter of Transmittal and Consent.

A holder who wishes to tender Old Notes must deliver a fully completed Letter of Transmittal and Consent or transmit an “agent’s message” to the exchange agent, which message must be received by the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition, the exchange agent must receive a timely confirmation of book-entry transfer of the Old Notes into the exchange agent’s account at DTC through ATOP under the procedure for book-entry transfers described herein along with a properly transmitted agent’s message, prior to 5:00 p.m., New York City time, on the expiration date.

The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent, and forming a part of the book-entry confirmation, that states that DTC has received an express acknowledgement from the tendering participant stating that the participant has received and agrees to be bound by the terms and subject to the conditions set forth in this prospectus and the related Letter of Transmittal and Consent, and that we may enforce the agreement against the participant. To receive confirmation of valid tender of Old Notes, a holder should contact the exchange agent at the telephone number listed on the back cover of this prospectus.

Any valid tender of Old Notes that is not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and set forth in the related Letter of Transmittal and Consent. Only a registered holder of Old Notes may tender the Old Notes in the tender/exchange offer and consent solicitation. Since the Old Notes are outstanding in the form of a global note registered in the name of DTC, if you wish to tender the Old Notes, you should promptly instruct the DTC participant that holds your interest in the Old Notes to tender on your behalf.

We will determine all questions as to the validity, form, eligibility, including time of receipt, and acceptance of Old Notes tendered for exchange or purchase in our sole discretion. Alternative, conditional or contingent tenders of Old Notes will not be considered valid.  We reserve the absolute right to reject any and all tenders of Old Notes not properly tendered or Old Notes our acceptance of which might, in the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular Old Notes. However, to the extent we waive any conditions of tender with respect to one tender of Old Notes, we will waive that condition for all other tenders as well. Our interpretation of the terms and conditions of the tender/exchange offer will be final and binding on all parties. Unless waived, any defects or irregularities in connection with the tender of Old Notes must be cured within the time period we determine. Neither we, the Dealer Manager, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give you notification of defects or irregularities with respect to the tender of your Old Notes.

Tenders of Old Notes involving any irregularities will not be deemed to have been made until any irregularities have been cured or waived. Old Notes received by the exchange agent in connection with the tender/exchange offer that are not validly tendered and as to which the irregularities have not been cured within the time period we determine or waived will be returned by the exchange agent to the DTC participant who delivered the Old Notes by crediting an account maintained at DTC designated by that DTC participant promptly after the expiration date of the tender/exchange offer and consent solicitation or the withdrawal or termination of the tender/exchange offer and consent solicitation.

In addition, we reserve the right in our sole discretion to purchase or make offers for any Old Notes that remain outstanding after the expiration date or, as described under “— Conditions to the Tender/Exchange Offer,” to terminate the tender/exchange offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions, or otherwise. The terms of any of these purchases or offers could differ from the terms of the tender/exchange offer.

Subject to and effective upon acceptance, a tendering holder of Old Notes will be deemed to:

•                                          have agreed to irrevocably sell, assign and transfer to or upon the order of IRC, all right, title and interest in and to, and all claims in respect of, or arising or having arisen as a result of, the holder’s status as a holder of, the Old Notes;

•                                          have released and discharged us, and the trustee with respect to the Old Notes tendered, from any and all claims the holder may have, now or in the future, arising out of or related to the Old Notes, including, without limitation, any claims that the holder is entitled to participate in any repurchase or redemption of the Old Notes;

•                                          have represented and warranted that the Old Notes tendered were owned as of the date of tender, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, other than restrictions imposed by applicable securities laws; and

•                                          have irrevocably appointed the exchange agent the true and lawful agent and attorney-in-fact of the holder with respect to any tendered Old Notes, with full powers of substitution and resubstitution (the power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the Old Notes tendered to be assigned, transferred and exchanged for the applicable consideration.

Tender of Old Notes Held in Physical Form

We believe that all of the Old Notes are held in book-entry form only at DTC.  If you hold Old Notes in physical, certificated form, you will need to deposit those Old Notes into DTC in order to participate in the tender/exchange offer and consent solicitation.  If you need assistance doing so, please contact the Information Agent, whose address and telephone numbers are located on the back cover page of this prospectus.

Acceptance of Old Notes for Tender

Upon satisfaction of all conditions to the tender/exchange offer, and subject to the Cash Payment Limit, we will accept, promptly after the expiration date, all Old Notes properly tendered and will issue the New Notes and pay the cash consideration, as applicable, promptly after acceptance of the Old Notes.

For purposes of the tender/exchange offer, we will be deemed to have accepted validly tendered Old Notes for exchange or purchase when, as and if we have given oral or written notice of that acceptance to the exchange agent.  If we do not accept any tendered Old Notes for any reason set forth in the terms of the tender/exchange offer, we will credit the Old Notes to your account maintained with DTC promptly after the expiration or termination of the tender/exchange offer and consent solicitation.

Withdrawal and Revocation Rights

You may withdraw your tender of Old Notes or revoke your consent to the Indenture Amendment (1) at any time before the expiration date of the tender/exchange offer and (2) after the expiration of 40 business days from the commencement of the tender/exchange offer if we have not completed the tender/exchange offer as of that date.  Consents may be revoked at any time prior to the applicable withdrawal deadline and only by withdrawing the tendered Old Notes to which the consent relates.

If you have tendered Old Notes and delivered a consent to the Indenture Amendment, you may withdraw those Old Notes prior to the applicable withdrawal deadline, and concurrently revoke your consent, by delivering a written notice of withdrawal subject to the limitations described herein.  To be effective, a written or facsimile transmission notice of withdrawal or a properly transmitted agent’s message must:

•                                          be received by the exchange agent at the address specified on the back cover of this prospectus prior to the applicable withdrawal deadline;

•                                          specify the name of the holder of the Old Notes to be withdrawn;

•                                          specify the number of the account at DTC from which the Old Notes were tendered and the aggregate principal amount represented by the Old Notes; and

•                                          be signed by the holder of the Old Notes in the same manner as the original signature on the Letter of Transmittal and Consent or be accompanied by documents of transfer sufficient to have the trustee for the Old Notes register the transfer of the Old Notes into the name of the person withdrawing the Old Notes or revoking a consent.

If the Old Notes to be withdrawn have been delivered or otherwise identified to the exchange agent, a signed notice of withdrawal is effective immediately upon receipt by the exchange agent of written or facsimile transmission of the notice of withdrawal (or receipt of a request via DTC) even if physical release is not yet effected.  A withdrawal of Old Notes, and revocation of consent, can only be accomplished in accordance with the foregoing procedures.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal or revocation in our sole discretion. Our determination will be final and binding on all parties. Any Old Notes so withdrawn, and any consents revoked, will be deemed not to have been validly tendered or delivered, respectively, for purposes of the tender/exchange offer and consent solicitation. Any Old Notes withdrawn or revoked will be promptly credited to an account maintained with DTC for the Old Notes. You may later tender any properly withdrawn Old Notes or deliver a new consent by following the procedures described under “— Procedures for Tender” at any time on or before the expiration date.

The Indenture Amendment

Concurrent with the tender/exchange offer, we are soliciting consents to the Indenture Amendment.  The Indenture Amendment, if adopted and effected, will revise Section 7.01(a) of the Old Note Indenture as follows:

(5)           a default under any bond, note, debenture or other evidence of indebtedness of the Company or any of its Subsidiaries, or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of the Company or any of its Subsidiaries which results in the acceleration of such indebtedness in an aggregate principal amount exceeding ~~$20,000,000~~$100,000,000 or which constitutes a failure to pay at maturity or other scheduled payment date (after expiration of any applicable grace period) such indebtedness in an aggregate principal amount exceeding ~~$20,000,000~~$100,000,000, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled within 10 days after notice to ~~us~~the Company by the ~~t~~Trustee or to the Company and the ~~t~~Trustee by the holders of at least 25% in aggregate principal amount of the Securities; or

We intend to execute the Supplemental Indenture promptly after the acceptance date if we have accepted consents from holders of at least a majority of the aggregate principal amount of the Old Notes outstanding.  The Indenture Amendment will not become operative until the settlement date.

Each holder of Old Notes will be bound by the Supplemental Indenture even if that holder did not give its consent to the Indenture Amendment.  If the consent solicitation is terminated or withdrawn, the Indenture Amendment will not become effective and all consents will be deemed revoked.

For more complete information regarding the events of default under the Old Indenture, we encourage you to review the Old Indenture.  See “Where You Can Get More Information.”

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the tender of Old Notes to us in the tender/exchange offer. If transfer taxes are imposed for any other reason, such as, for example, if the box entitled “Special Issuance or Payment Instructions” on the Letter of Transmittal and Consent has been completed as described in the instructions thereto, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder.

Conditions to the Tender/Exchange Offer and Consent Solicitation

The Indenture Amendment will become effective only if we receive valid consents from holders of at least a majority of the aggregate principal amount of the Old Notes.

Notwithstanding any other provision of the tender/exchange offer and consent solicitation, we will not be required to accept any tendered Old Notes and may extend, terminate or amend the tender/exchange offer and consent solicitation if at any time before the expiration of the tender/exchange offer and consent solicitation, we determine that the tender/exchange offer or consent solicitation violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

In addition, we will not accept for exchange or purchase any Old Notes tendered, or accept any consents delivered, if any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture governing the New Notes under the Trust Indenture Act of 1939, as amended. In any of those events, we will use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

We also may not accept Old Notes that have been tendered or any consents that have been delivered and may take the actions listed below if, prior to the expiration date, any of the following events occur:

•                                          any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the tender/exchange offer or consent solicitation or otherwise relating in any manner to the tender/exchange offer or consent solicitation is instituted or threatened;

•                                          any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction is proposed, enacted, enforced or deemed applicable to the tender/exchange offer or consent solicitation, any of which would or might restrain, prohibit or delay completion of the tender/exchange offer or consent solicitation or impair the contemplated benefits of the tender/exchange offer and consent solicitation to us;

•                                          any of the following occurs and the adverse effect of the occurrence will, in our reasonable judgment, be continuing:

•                                          any increase or decrease of more than 10%, measured from the close of trading on June 28, 2010, in (1) the market price of our common stock or (2) either the Dow Jones Industrial Average or the S&P 500®;

•                                          any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•                                          any extraordinary or material adverse change in United States financial markets generally;

•                                          a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•                                          any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions; or

•                                          a commencement of a war, act of terrorism or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the tender/exchange offer or consent solicitation;

•                                          any of the situations described above existed at the time of commencement of the tender/exchange offer or consent solicitation and that situation deteriorates materially after commencement of the tender/exchange offer and consent solicitation;

•                                          any tender or tender/exchange offer, other than this tender/exchange offer and consent solicitation by us, with respect to some or all of the Old Notes or our outstanding common stock or any merger, acquisition or other business combination proposal involving us is proposed, announced or made by any person or entity;

•                                          any objection by, or any action taken by, the trustee under the Old Note Indenture that may, in our reasonable judgment, adversely affect the completion of the tender/exchange offer and consent solicitation or that challenges the validity or effectiveness of the procedures used by us in the tender/exchange offer and consent solicitation or the acceptance of the Old Notes tendered for exchange or purchase; or

•                                          any event or events occur that have resulted or may result, in our reasonable judgment, in an actual or threatened change in our business, financial condition, results of operations or prospects, or that materially impair the contemplated benefits of the tender/exchange offer and consent solicitation.

If any of the above events occur, we may:

•                                          terminate the tender/exchange offer and consent solicitation and promptly credit all tendered Old Notes to the tendering holders’ accounts maintained with DTC;

•                                          extend the tender/exchange offer and consent solicitation, subject to the withdrawal rights described in “— Withdrawal and Revocation Rights” herein, and retain all tendered Old Notes until the extended tender/exchange offer expires;

•                                          amend the terms of the tender/exchange offer and consent solicitation, which may result in an extension of the period of time for which the tender/exchange offer and consent solicitation are kept open; or

•                                          waive the unsatisfied condition, subject to any requirement to extend the period of time during which the tender/exchange offer and consent solicitation are open, and complete the tender/exchange offer and consent solicitation.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to these conditions or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure to exercise any of the foregoing rights at any time is not a waiver of any of these rights and each of these rights will be an ongoing right which may be asserted at any time and from time to time.

Source of Funds

We intend to fund any cash consideration necessary to purchase the Old Notes tendered pursuant to the Tender Option, or a combination of the Tender Option and Exchange Option, with cash on hand or with funds drawn under our credit facility. No material conditions exist concerning our use of cash or the credit facility to fund the cash consideration.  We do not anticipate using any alternative financing arrangements for the tender/exchange offer.

We refinanced our line of credit facility and our $150 million term loan on June 24, 2010. The aggregate commitment under our credit facility is $250 million, on an unsecured basis, which includes a $100 million accordion feature.  We may access the accordion feature provided that: (a) at the time of the proposed increase there is neither a default, nor any condition, which after notice of lapse of time would constitute a default by us; and (b) either one or more lenders increase their respective funding commitments, in their sole discretion, or us, KeyBank National Association, or the lead arrangers designate one or more new institutions (acceptable to each of us, KeyBank National Association and the lead arrangers) to become lenders providing funding commitments for the increased amount.  The credit facility matures on June 21, 2013.  We generally may borrow under the Credit Agreements at rates per annum equal to (i) LIBOR plus 3.0% or (ii) the Alternate Base Rate plus 2.0%.  “Alternate Base Rate” means, a floating rate equal to the highest of (i) KeyBank National Association’s prime rate, (ii) one month LIBOR (floor of 1.5%) plus 1.0%, and (iii) the federal funds effective rate (as announced by the Federal Reserve Bank of Cleveland) plus 0.5%.  As of March 31, 2010, the weighted average interest rate on outstanding draws was 1.60% per annum.  We are also required to pay a quarterly unfunded commitment fee calculated on a daily basis in an amount equal to the unfunded commitment under the Credit Facility multiplied by 0.35% per annum, if greater than 50% of the commitment is funded, or 0.45% per annum, if less than 50% of the commitment is funded.  The outstanding balance under the credit facility was $50 million as of March 31, 2010.

If we decide to fund all or part of the cash consideration with funds drawn under our credit facility, we expect to repay that indebtedness with one or more of the following: cash on hand, proceeds from one or more new secured financings of our unencumbered assets or proceeds from the sale of our assets.   No final decisions have been made, however, concerning the method we will employ to repay any indebtedness incurred in connection with the tender/exchange offer and consent solicitation.

Other Fees and Expenses

We will not pay any fees or commissions to any broker or dealer, or any other person, other than Macquarie for serving as the Dealer Manager.  Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by the Dealer Manager and the information agent, as well as by our officers and other employees.

The total fees and expenses expected to be incurred in connection with the tender/exchange offer and consent solicitation, and assuming all of the Old Notes are tendered for exchange or purchase, are estimated to be approximately $3.3 million.

Accounting Treatment

In the event Old Notes are exchanged for New Notes, we will determine in accordance with GAAP whether the exchange is considered a debt extinguishment or debt modification.  If the exchange is considered an extinguishment, then we may recognize a gain or loss for accounting purposes, and all costs previously recorded with respect to the Old Notes will be written-off.  If it is determined that the exchange is a modification, no gain or loss will be recognized, and the costs previously recorded with respect to the Old Notes exchanged will be amortized through the maturity date of the New Notes.  We will recognize on a bi-annual basis over the term of the New Notes the amount of interest paid to the holders of the New Notes.  All other costs incurred in connection with the exchange will be capitalized and amortized over the term of the New Notes.

Amendment of the Tender/Exchange Offer and Consent Solicitation

We reserve the right to interpret or modify the terms of the tender/exchange offer and consent solicitation, provided that we will comply with applicable laws that may require us to extend the period during which securities may be tendered or withdrawn, and consents delivered or revoked, as a result of changes in the terms of, or information relating to, the tender/exchange offer and consent solicitation.

Effect of Tender

Any valid tender or consent by a holder of Old Notes that is not validly withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the tender/exchange offer will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the tender/exchange offer and consent solicitation described in this prospectus. The acceptance of the tender/exchange offer by a tendering holder of Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

Absence of Dissenters’ Rights

Holders of Old Notes do not have any appraisal or dissenters’ rights under applicable law in connection with the tender/exchange offer and consent solicitation.

DESCRIPTION OF THE NEW NOTES

The following description summarizes certain terms and provisions of the New Notes and the New Note Indenture that we will enter into if we complete the tender/exchange offer and consent solicitation and if any holders elect the Exchange Option.  This description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the actual terms and provisions of the New Notes and the New Note Indenture, which are filed as exhibits to the registration statement of which this prospectus constitutes a part.  We will provide copies of these documents to you upon request.

Capitalized terms used but not otherwise defined herein will have the meanings given to them in the New Notes or the New Note Indenture, as applicable. Unless otherwise expressly stated or the context otherwise requires, all references to “we,” “us,” “our,” “ourselves” or “IRC” mean Inland Real Estate Corporation, excluding our subsidiaries and unconsolidated joint ventures.

General

The New Notes will be a separate series of debt securities issued pursuant to the indenture between us and Wells Fargo Bank, National Association, as trustee, which we refer to herein as the “New Note Indenture.”  Except as described herein, the New Note Indenture will contain terms substantially identical to the terms contained in the Old Note Indenture.

The terms of the New Notes will include those provisions made a part of the New Notes themselves, and the New Note Indenture and those made part of the New Note Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The New Notes will be available for inspection at the corporate trust office of the trustee, currently located at 230 W. Monroe Street, Chicago, Illinois 60606.

The New Notes will initially be limited in aggregate principal amount to $125 million. The New Note Indenture does not limit the amount of debt securities that we may issue under the New Note Indenture or otherwise. The New Notes will be our direct, unsecured obligations, and will rank equally in right of payment with all of our other senior unsecured indebtedness from time to time outstanding, including any Old Notes that remain outstanding following the consummation of the tender/exchange offer and consent solicitation.

The New Notes will be exclusively our obligations. Our subsidiaries hold substantially all of our assets, including all of our real property. Accordingly, our cash flow and ability to service debt, including the principal and interest due on the New Notes, depends on the earnings and amounts distributed to us by our consolidated subsidiaries, and distributions from our unconsolidated joint venture investments. The New Notes will be effectively subordinated in right of payment to all existing and future indebtedness, guarantees and other liabilities of our subsidiaries and unconsolidated joint ventures. The New Notes will not be guaranteed by any of our subsidiaries.

The New Notes also will be effectively subordinated to any of our secured indebtedness with respect to any collateral pledged as security therefor.

The New Notes will be issued only in fully registered, book-entry form, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under “— Book-Entry System” in this prospectus.

Holders will have the right to convert New Notes at the office of the conversion agent, present New Notes for registration of transfer at the office of the registrar for the New Notes and present New Notes for payment at maturity at the office of the paying agent. We have appointed the trustee as the initial conversion agent, registrar and paying agent for the New Notes.

If any interest payment date, stated maturity date, redemption date or repurchase date is not a business day, the payment otherwise required to be made on that date will be made on the next business day without any additional payment as a result of the delay. The term “business day” means, with respect to any New Note, any day, other than a Saturday, Sunday or any other day on which the trustee or banking institutions in The City of New

York, New York or Chicago, Illinois are authorized or obligated by law or executive order to close. All payments will be made in U.S. dollars.

The terms of the New Notes will provide that we are permitted to reduce interest payments and payments upon a redemption, repurchase or conversion of New Notes otherwise payable to a holder for any amounts we are required to withhold by law. For example, non-U.S. holders of New Notes may, under some circumstances, be subject to U.S. federal withholding tax with respect to payments of interest on the New Notes. Moreover, holders of convertible debt instruments, such as the New Notes, may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of the instruments is adjusted even though the holders have not received any cash or property as a result of the adjustments. This deemed distribution (in the case of a non-U.S. holder) may be subject to a U.S. federal withholding tax. See “Material United States Federal Income Tax Considerations” in this prospectus. We will set-off any withholding tax that we are required to pay against payments of interest payable on the New Notes and payments upon a redemption, repurchase or conversion of New Notes.

We will not be subject to any financial covenants under the New Note Indenture. In addition, the New Note Indenture will not restrict our ability to pay distributions, incur debt or issue or repurchase our securities.

The New Note Indenture will not contain any provisions that would necessarily protect holders of New Notes if we were involved in a highly leveraged transaction, reorganization, merger or other similar transaction that may adversely affect us or them. Furthermore, the New Notes will contain certain features that could deter or discourage third-party acquisition proposals that could be beneficial to holders.

We or one of our affiliates may, to the extent permitted by applicable law, at any time purchase New Notes in the open market, by tender at any price or by private agreement. Any New Note purchased by us or our affiliates will be surrendered to the trustee for cancellation. Any New Notes surrendered for cancellation may not be reissued or resold and will be cancelled promptly.

Interest

Interest on the New Notes will accrue at the rate of 5.0% per year (compared to 4.625% per year on the Old Notes), and will be payable semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2010 (assuming a settlement date for the tender/exchange offer prior to November 15, 2010).  The interest so payable will be paid to each holder in whose name a New Note is registered at the close of business on the May 1 or November 1 (whether or not a business day) immediately preceding the applicable interest payment date. Interest on the New Notes will be computed on the basis of a 360 day year consisting of twelve 30 day months.

Upon a conversion of New Notes, accrued interest thereon will be deemed to be paid by delivery of the consideration due to the converting holder upon a conversion, except that holders of New Notes on a record date will be entitled to receive interest payable on the related interest payment date even if the New Notes are converted after the record date and on or prior to the interest payment date. However, unless we have called the New Notes for redemption on a redemption date, or scheduled a change of control repurchase date that falls after a record date for an interest payment date and on or prior to the related interest payment date, holders who surrender their New Notes for conversion after the record date and on or prior to the interest payment date must pay to the conversion agent upon conversion an amount in cash equal to the interest payable by us on the interest payment date. The foregoing sentence does not, however, apply to New Notes with overdue interest at the time of the conversion, with respect to the overdue interest. No other payment or adjustment will be made for accrued interest on a converted New Note.

If we redeem the New Notes, or if a holder surrenders a New Note for repurchase by us in accordance with the terms of the New Note, we will pay accrued and unpaid interest to the holder that surrenders the New Note for redemption or repurchase, as the case may be. However, if an interest payment date falls on or prior to the redemption date or repurchase date for a New Note, we will pay the accrued and unpaid interest due on that interest payment date instead to the record holder of the New Note at the close of business on the related record date.

Maturity

The New Notes will mature on November 15, 2029 (compared to November 15, 2026 for the Old Notes) and will be paid against presentation and surrender thereof at the corporate trust office of the trustee unless (1) earlier redeemed by us at our option or repurchased by us at a holder’s option at certain times as described under “— Repurchase at Option of Holders on Certain Dates” or “— Repurchase at Option of Holders Upon a Change in Control” below or (2) converted at a holder’s option as permitted under “— Conversion Rights” below. The New Notes are not entitled to the benefits of, or subject to, any sinking fund.

Our Redemption Rights

We will not be permitted to redeem any New Notes prior to November 21, 2014 (compared to November 21, 2011 for the Old Notes), except to preserve our status as a REIT. If, at any time, we determine it is necessary to redeem the New Notes in order to preserve our status as a REIT, we will have the right to redeem the New Notes, in whole or in part, for cash equal to 100% of the principal amount of the New Notes plus accrued but unpaid interest to, but excluding, the redemption date.  In addition, on or after November 21, 2014 (compared to November 21, 2011 for the Old Notes), we will have the right to redeem the New Notes in whole or in part, at any time or from time to time, for cash equal to 100% of the principal amount of the New Notes to be redeemed plus accrued but unpaid interest to, but excluding, the redemption date. Written notice of redemption must be delivered to holders of the New Notes not less than 30 nor more than 60 days prior to the redemption date.

If we decide to redeem the New Notes in part, the trustee will select the New Notes to be redeemed (in principal amounts of $1,000 and integral multiples thereof) on a pro rata basis or any other method it deems fair and appropriate or is required by DTC, the depositary for the New Notes. If the trustee selects a portion of a New Note for partial redemption and a holder converts a portion of the same New Note before termination of the conversion right with respect to the portion of the New Notes so selected, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption of New Notes in part, we will not be required to:

•                                          issue or register the transfer or conversion of any New Note during a period beginning at the opening of business fifteen days before any selection of New Notes for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of New Notes to be so redeemed; or

•                                          register the transfer or conversion of any New Note so selected for redemption, in whole or in part, except the unredeemed portion of any New Note being redeemed in part.

If the paying agent holds funds sufficient to pay the redemption price of the New Notes on the redemption date, then on and after that date:

•                                          the New Notes being redeemed will cease to be outstanding;

•                                          interest on the New Notes being redeemed will cease to accrue; and

•                                          all rights of holders of the New Notes being redeemed will terminate except the right to receive the redemption price.

If we call New Notes for redemption, a holder may convert its New Notes at any time prior to the close of business on the third business day immediately preceding the redemption date, unless we fail to pay the redemption price. See “ — Conversion Rights — Conversion upon Notice of Redemption” below.

Repurchase at Option of Holders on Certain Dates

Holders of the New Notes will have the right to require us to repurchase their New Notes in whole or in part (in principal amounts of $1,000 and integral multiples thereof) on November 15, 2014, November 15, 2016, November 15, 2019 and November 15, 2024  (compared to November 15, 2011, November 15, 2013, November 15, 2016 and November 15, 2021 for the Old Notes) for cash equal to 100% of the principal amount of the New Notes to be repurchased plus accrued but unpaid interest to, but excluding, the repurchase date. To exercise its repurchase right, a holder must deliver a written repurchase notice to the paying agent, which initially is the trustee, during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the third business day prior to the repurchase date. Our repurchase obligation will be subject to certain additional conditions.

On or before the 20th business day prior to each repurchase date, we will provide to the trustee, any paying agent and to all holders of the New Notes, and to beneficial owners as required by applicable law, a notice stating, among other things:

•                                          the repurchase price;

•                                          the name and address of the trustee and any paying agent;

•                                          that the New Notes in respect of which a repurchase notice is provided by a holder will not be convertible in accordance with their terms even if otherwise convertible unless that holder withdraws the repurchase notice in accordance with the terms of the New Note Indenture; and

•                                          the procedures that holders must follow to require us to repurchase their New Notes.

We will also disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing the information specified in the notice or publish that information in the Wall Street Journal or another newspaper of general circulation in The City of New York or on our website, or through other public medium as we deem appropriate at that time.

A holder’s notice electing to require us to repurchase New Notes must specify:

•                                          if the New Notes are in certificated form, the certificate number(s) of the New Notes to be repurchased;

•                                          the principal amount of New Notes to be repurchased, in integral multiples of $1,000 in excess thereof, provided that the remaining principal amount of New Notes is in an authorized denomination; and

•                                          that the New Notes are to be repurchased by us pursuant to the applicable provisions of the New Note Indenture and the New Notes.

Holders will have the right to withdraw any repurchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the third business day prior to the repurchase date. If a holder of New Notes delivers a repurchase notice, it may not thereafter surrender the New Notes for conversion unless the repurchase notice is withdrawn. The notice of withdrawal must specify:

•                                          the name of the holder;

•                                          the principal amount of New Notes in respect of which the repurchase notice is being withdrawn, which must be an integral multiple of $1,000;

•                                          if the New Notes subject to the withdrawal notice are in certificated form, the certificate number(s) of all New Notes subject to the withdrawal notice; and

•                                          the principal amount of New Notes, if any, that remains subject to the repurchase notice, which must be an integral multiple of $1,000.

If the New Notes are in book-entry form, the above notices must also comply with all applicable procedures of DTC.

Holders electing to require us to repurchase New Notes must either effect book-entry transfer of New Notes in book-entry form in compliance with all applicable DTC procedures or deliver the New Notes in certificated form, together with necessary endorsements, to the paying agent prior to the repurchase date to receive payment of the repurchase price. We will pay the repurchase price within two business days after the later of the repurchase date or the time of the transfer or delivery of the New Notes.

If the paying agent holds funds sufficient to pay the repurchase price of the New Notes on the repurchase date, then on and after that date:

•                                          the New Notes being repurchased will cease to be outstanding;

•                                          interest on the New Notes being repurchased will cease to accrue; and

•                                          all rights of holders of the New Notes being repurchased will terminate except the right to receive the repurchase price.

This will be the case whether or not book-entry transfer of the New Notes in book-entry form is made and whether or not New Notes in certificated form, together with the necessary endorsements, are delivered to the paying agent.

No New Notes may be repurchased by us at the option of the holders thereof if there has occurred and is continuing an event of default with respect to the New Notes (other than a default in the payment of the repurchase price for those New Notes). In addition, we may also be unable to repurchase the New Notes in accordance with their terms. See “Risk Factors — Risks Related to the New Notes and Our Common Stock — We may not have the cash necessary to pay the principal return and any net amount upon a conversion of New Notes or to repurchase the New Notes on specified dates or following certain change in control transactions” in this prospectus.

To the extent legally required in connection with a repurchase of New Notes, we will comply with the provisions of Rule 13e-4 and Rule 14e-1 (or any successor to either Rule) and any other tender offer rules under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), then applicable, if any, and will file a Schedule TO or any other schedule required under the Exchange Act.

Repurchase at Option of Holders upon a Change in Control

If a change in control occurs at any time, holders of New Notes will have the right to require us to repurchase their New Notes in whole or in part for cash equal to 100% of the principal amount of the New Notes to be repurchased plus unpaid interest accrued to, but excluding, the repurchase date.

Within 20 days after the occurrence of a change in control, we will be obligated to give to the holders of the New Notes notice of the change in control and of the repurchase right arising as a result of the change in control and the repurchase date (which may be no earlier than fifteen days and no later than 45 days after the date of the notice). We will also disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News announcing the occurrence of the change in control or publish that information in the Wall Street Journal or another newspaper of general circulation in The City of New York, or on our website, or through other public medium as we deem appropriate at that time.

To exercise its repurchase right in the case of a change in control, a holder of New Notes must deliver to the trustee prior to the close of business on the third business day prior to the repurchase date written notice of the holder’s exercise of its repurchase right. The notice must state:

•                                          if the New Notes are in certificated form, the certificate number(s) of the New Notes to be repurchased;

•                                          the portion of the principal amount of New Notes to be repurchased, in multiples of $1,000, provided that the remaining principal amount of New Notes is in an authorized denomination; and

•                                          that the New Notes are to be repurchased by us pursuant to the applicable provisions of the New Notes.

Holders will have the right to withdraw any repurchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the third business day prior to the repurchase date. If a holder of New Notes delivers a repurchase notice, it may not thereafter surrender the New Notes for conversion unless the repurchase notice is withdrawn. The notice of withdrawal must specify:

•                                          the name of the holder;

•                                          the principal amount of New Notes in respect of which the repurchase notice is being withdrawn, which must be an integral multiple of $1,000;

•                                          if the New Notes subject to the withdrawal notice are in certificated form, the certificate number(s) of all New Notes subject to the withdrawal notice; and

•                                          the principal amount of New Notes, if any, that remains subject to the repurchase notice, which must be an integral multiple of $1,000.

If the New Notes are in book-entry form, the above notices must comply with all the applicable procedures of DTC.

Holders electing to require us to repurchase New Notes must either effect book-entry transfer of New Notes in book-entry form in compliance with all applicable DTC procedures or deliver the New Notes in certificated form, together with necessary endorsements, to the paying agent prior to the repurchase date to receive payment of the repurchase price. We will pay the repurchase price within two business days after the later of the repurchase date or the time of the transfer or delivery of the New Notes.

If the paying agent holds funds sufficient to pay the repurchase price of the New Notes on the repurchase date, then on and after that date:

•                                          the New Notes being repurchased will cease to be outstanding;

•                                          interest on the New Notes being repurchased will cease to accrue; and

•                                          all rights of holders of the New Notes being repurchased will terminate except the right to receive the repurchase price.

This will be the case whether or not book-entry transfer of the New Notes in book-entry form is made and whether or not New Notes in certificated form, together with the necessary endorsements, are delivered to the paying agent.

A “change in control” will be deemed to have occurred at the time that any of the following occurs:

•                                          consummation of any transaction or event (whether by means of a share exchange or tender offer applicable to our common stock, a liquidation, consolidation, recapitalization, reclassification, combination or merger of IRC or a sale, lease or other transfer of all or substantially all of the consolidated assets of IRC) or a series of related transactions or events pursuant to which all of our outstanding shares of our common stock are exchanged for, converted into or constitute solely the right to receive cash, securities or other property;

•                                          any “person” or “group” (as these terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), other than IRC, any of our majority-owned subsidiaries, any of such subsidiaries’ employee benefit plans or The Inland Group, Inc. or its affiliates, is or becomes the “beneficial owner,” directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of our shares of capital stock then outstanding entitled to vote generally in elections of directors;

•                                          during any period of twelve consecutive months after the date of original issuance of the New Notes, persons who at the beginning of the twelve-month period constituted our board of directors, together with any new persons whose election was approved by a vote of a majority of the persons then still comprising our board of directors who were either members of our board of directors at the beginning of this period or whose election, designation or nomination for election was previously so approved, cease for any reason to constitute a majority of our board of directors;

•                                          our common stock (or other common stock or securities into which the New Notes are then convertible) ceases to be listed on a U.S. national or regional securities exchange; or

•                                          our stockholders approve any plan or proposal for our liquidation.

However, even if any of the events specified in the first three preceding bullet points have occurred, except as indicated below, a “change in control” will not be deemed to have occurred if either:

(A)                              the closing sale price of our common stock for any five trading days within (1) the period of ten consecutive trading days ending immediately after the later of the change in control or the public announcement of the change in control, in the case of a change in control relating to an acquisition of capital stock, or (2) the period of ten consecutive trading days ending immediately after the change in control, in the case of a change in control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price applicable to the New Notes on each of those trading days; provided, however, that the exception to the definition of “change in control” specified in this clause (A) will not apply in the context of a “change in control” as described under “— Conversion Rights — Conversion Upon Specified Transactions” or “— Make Whole Upon Certain Change in Control Transactions” below; or

(B)                                at least 90% of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights) in a merger, consolidation or other transaction otherwise constituting a change in control consists of shares of common stock (or depositary receipts or other certificates representing common equity interests) traded on a national securities exchange or an established automated over-the-counter trading market in the United States (or will be so traded or quoted immediately following the merger, consolidation or other transaction) and as a result of the merger, consolidation or other transaction the New Notes become convertible into shares of common stock (or depositary receipts or other certificates representing common equity interests).

For purposes of these provisions, “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

The definition of “change in control” includes a phrase relating to the sale, lease or other transfer of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of New Notes to require us to repurchase its New Notes as a result of the sale, lease or other transfer of less than all of our consolidated assets may be uncertain.

No New Notes may be repurchased by us at the option of the holders thereof if there has occurred and is continuing an event of default with respect to the New Notes (other than a default in the payment of the repurchase price for those New Notes). In addition, we may also be unable to repurchase the New Notes in accordance with their terms. See “Risk Factors — Risks Related to the New Notes and Our Common Stock — We may not have the cash necessary to pay the principal return and any net amount upon a conversion of New Notes or to repurchase the New Notes on specified dates or following certain change in control transactions” in this prospectus.

To the extent legally required in connection with a repurchase of New Notes, we will comply with the provisions of Rule 13e-4 and Rule 14e-1 (or any successor to either Rule) and any other tender offer rules under the Exchange Act then applicable, if any, and will file a Schedule TO or any other schedule required under the Exchange Act.

No Stockholder Rights for Holders of Notes

Holders of New Notes, as such, will not have any rights as stockholders of IRC (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock).

Conversion Rights

Subject to the restrictions on ownership of our common stock and the conditions described below, holders will have the right to convert their New Notes for cash or a combination of cash and common stock, at our option, initially at an applicable conversion rate of 102.8807 shares of our common stock per $1,000 principal amount of New Notes (equivalent to an initial conversion price of approximately $9.72 per share of common stock), as compared to an applicable conversion rate of 48.2824 shares of our common stock per $1,000 principal amount of Old Notes (equivalent to an initial conversion price of approximately $20.71 per share of common stock).  The conversion rate and the equivalent conversion price in effect at any given time are referred to in this prospectus as the “conversion rate” and the “conversion price,” respectively, and will be subject to adjustment as described herein. The conversion rate, as adjusted in the manner described under “— Conversion Rate Adjustments,” is referred to in this prospectus as the “applicable conversion rate.”

Upon conversion of a New Note, a holder will not receive any cash payment of interest (unless the conversion occurs after a record date and on or prior to the interest payment date to which it relates) and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of cash and, if applicable, common stock, if any, will be deemed to satisfy all of our obligations with respect to New Notes tendered for conversion. Accordingly, upon a conversion of New Notes, any accrued but unpaid interest will be deemed to be paid in full, rather than cancelled, extinguished or forfeited.

Holders of New Notes at the close of business on a record date for an interest payment will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of the New Notes at any time after the close of business on the applicable regular record date. New Notes tendered for conversion by a holder after the close of business on any record date for an interest payment and on or prior to the corresponding interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the New Notes; provided, however, that no payment will be required to be made (1) if we have specified a redemption date that is after the record date and on or prior to the interest payment date, (2) if we have scheduled a change in control repurchase date that is after the record date and on or prior to the interest payment date or (3) with respect to overdue interest, if any overdue interest exists at the time of conversion with respect to the New Notes.

If a holder converts New Notes and we elect to deliver a combination of cash and common stock, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of common stock upon the conversion, if any, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will be required to pay that tax prior to receipt of the common stock.

To convert a New Note held in book-entry form, a holder must convert by book-entry transfer to the conversion agent through the facilities of DTC and the conversion notice must comply with all applicable DTC procedures. To convert a New Note held in certificated form, a holder must:

•                                          complete and manually sign a conversion notice, a form of which is on the back of the New Note, and deliver the conversion notice to the conversion agent;

•                                          surrender the New Note to be converted to the conversion agent;

•                                          if required by the conversion agent, furnish appropriate endorsement and transfer documents; and

•                                          pay all required transfer or similar taxes.

If a holder has already delivered a repurchase notice as described above under either “— Repurchase at Option of Holders on Certain Dates” or “— Repurchase at Option of Holders upon a Change in Control” above, with respect to a New Note, that holder may not tender that New Note for conversion until the holder has properly withdrawn the repurchase notice.

Upon surrender of a New Note for conversion, the holder must deliver to us cash equal to the amount that we are required to deduct and withhold under applicable law in connection with the conversion; provided, however, that if the holder does not deliver the cash, we may deduct and withhold from the consideration, otherwise deliverable to the holder, the amount required to be deducted and withheld under applicable law.

Holders may surrender their New Notes for conversion for cash or a combination of cash and common stock, at our option, at the applicable conversion rate, at any time on or after October 15, 2029 (compared to on or after October 15, 2026 for the Old Notes), but prior to the close of business on the second business day immediately preceding the stated maturity date, and also under any of the following circumstances:

•                                          during any calendar quarter (and only during the calendar quarter) if, and only if, the closing sale price per share of our common stock for at least 20 trading days (whether or not consecutive) in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 130% of the conversion price per share of our common stock in effect on the applicable trading day;

•                                          during the five consecutive trading-day period following any five consecutive trading-day period in which the trading price per $1,000 of the New Notes was less than 98% of the product of the closing sale price of our common stock multiplied by the applicable conversion rate;

•                                          if those New Notes have been called for redemption, at any time prior to the close of business on the third business day prior to the redemption date;

•                                          during prescribed periods upon the occurrence of specified transactions discussed below; or

•                                          if our common stock ceases to be listed on a U.S. national or regional securities exchange.

“Closing sale price” of our common stock or other capital stock or similar equity interests or other publicly traded securities on any trading day means the closing sale price per share (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on the date as reported on the principal U.S. national or regional securities exchange on which our common stock or other capital stock or similar equity interests or other publicly traded securities are listed or, if our common stock or other capital stock or similar equity interests or other publicly traded securities are not listed on a U.S. national or regional securities exchange, as reported on another established over-

the-counter trading market in the United States. The closing sale price will be determined without regard to after-hours trading or extended market making. In the absence of the foregoing, we will determine the closing sale price on this basis as we consider appropriate.

“Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not then listed on the New York Stock Exchange, on the principal other United States national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a U.S. national or regional securities exchange, in the principal other market on which our common stock is then traded. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m., New York City time, or the then standard closing time for regular trading on the relevant exchange or trading system.

Conversion upon Satisfaction of Market Price Condition

A holder will have the right to surrender any of its New Notes for conversion during any calendar quarter (and only during the calendar quarter) if, and only if, the closing sale price per share of our common stock for at least 20 trading days (whether or not consecutive) in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter is more than 130% of the conversion price per share of our common stock in effect on the applicable trading day.

Conversion upon Satisfaction of Trading Price Condition

A holder will have the right to surrender any of its New Notes for conversion during the five consecutive trading-day period following any five consecutive trading-day period in which the trading price per $1,000 principal amount of New Notes (as determined following a reasonable request by a holder of the New Notes) was less than 98% of the product of the closing sale price of our common stock multiplied by the applicable conversion rate.

The “trading price” of the New Notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of New Notes we obtain for a $1 million principal amount of New Notes at approximately 3:30 p.m., New York City time, on the determination date from two independent nationally recognized securities dealers we select; provided that if at least two bids cannot reasonably be obtained by us, but one bid can reasonably be obtained, then one bid will be used. If we cannot reasonably obtain at least one bid for a $1 million principal amount of New Notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the New Notes, then the trading price per $1,000 principal amount of New Notes will be deemed to be less than 98% of the product of the closing sale price of our common stock and the applicable conversion rate on the determination date.

We will have no obligation to determine the trading price of the New Notes unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of New Notes would be less than 98% of the product of the closing sale price of our common stock and the applicable conversion rate, whereupon we are required to determine the trading price of the New Notes beginning on the next trading day and on each successive trading day until the trading price is greater than or equal to 98% of the product of the closing sale price of our common stock and the applicable conversion rate.

Conversion upon Notice of Redemption

A holder will have the right to surrender for conversion any of the New Notes called for redemption at any time prior to the close of business on the third business day prior to the redemption date, even if the New Notes are not otherwise convertible at that time. The right to convert New Notes will expire at that time, unless we default in making the payment due upon redemption. A holder may convert fewer than all of its New Notes so long as the New Notes converted are an integral multiple of $1,000 principal amount and the remaining principal amount of New Notes is in an authorized denomination. However, if a holder has already delivered a repurchase notice with respect to a New Note, a holder may not surrender that New Note for conversion until it has withdrawn the repurchase notice in accordance with the terms of the New Notes.

Conversion upon Specified Transactions

If we elect to:

•                                          distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days, shares of our common stock at less than the closing sale price of our common stock on the trading day immediately preceding the declaration date of the distribution; or

•                                          distribute to all holders of our common stock assets, debt securities (or other evidences of indebtedness) or certain rights to purchase our securities, which distribution, together with all other distributions within the preceding twelve months, has a per share value exceeding 15% of the average closing sale prices of our common stock on the five consecutive trading days ending on the date immediately preceding the declaration date of the distribution, we will be obligated to notify the holders of New Notes at least 20 days prior to the ex-dividend date for the distribution. Once we have given that notice, holders will have the right to surrender their New Notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or an announcement that the distribution will not take place; provided, however, that a holder will not have the right to exercise this right to convert if the holder may participate, on an as-converted basis, in the distribution without conversion of the New Notes. The “ex-dividend date” is the first date upon which a sale of our common stock does not automatically transfer the right to receive the relevant distribution from the seller of the shares of our common stock to its buyer.

In addition, if we are a party to a consolidation, merger or binding share exchange pursuant to which all of our common stock would be exchanged for cash, securities or other property that is not otherwise a “change in control,” a holder will have the right to surrender its New Notes for conversion at any time from and including the date that is fifteen business days prior to the anticipated effective time of the transaction up to and including five business days after the actual date of the transaction. We will notify holders as promptly as practicable following the date we publicly announce the transaction (but in no event less than five business days prior to the anticipated effective time of the transaction).

If a change in control occurs as a result of a transaction described in any of the first four bullets of the definition of change in control (as described under “— Repurchase at Option of Holders Upon a Change in Control”), a holder will have the right to convert its New Notes at any time from and including the effective date of the transaction up to and including the 30th business day following the effective date of the transaction, subject to expiration of a holder’s conversion right with respect to any New Notes submitted for repurchase. We will notify holders as promptly as practicable following the date we publicly announce the change in control (but in no event later than five business days prior to the effective date of the change in control).

If we are a party to a consolidation, merger or binding share exchange pursuant to which all shares of our common stock are exchanged for cash, securities or other property, then at the effective time of the transaction any conversion of New Notes and the conversion value will be based on the kind and amount of cash, securities or other property that a holder of New Notes would have received if the holder had converted its New Notes into our common stock immediately prior to the effective time of the transaction. For purposes of the foregoing, where a consolidation, merger or binding share exchange involves a transaction that causes our common stock to be converted into the right to receive more than a single type of consideration based upon any form of stockholder election, the consideration will be deemed to be the weighted average of the types and amounts of consideration received by stockholders that affirmatively make an election in the transaction. If a change in control occurs as a result of a transaction described in the first four bullets of the definition thereof, we will adjust the conversion rate for New Notes tendered for conversion in connection with the transaction, as described below under “— Make Whole Upon Certain Change in Control Transactions.”

Conversion upon Termination of Listing

If our common stock ceases to be listed on a U.S. national or regional securities exchange, we will be required to give notice to the holders within five days following the delisting.  Holders will have the right to surrender their New Notes for conversion at any time from the date our common stock was delisted until the close of business on the 30th business day after the date of delisting.

Conversion Settlement

Upon a conversion of New Notes, we will deliver, in respect of each $1,000 principal amount of New Notes tendered for conversion in accordance with their terms:

•                                          cash in an amount (the “principal return”) equal to the lesser of (a) the principal amount of New Notes surrendered for conversion and (b) the conversion value; and

•                                          if the conversion value is greater than the principal return, an amount (the “net amount”) in cash or shares of our common stock with an aggregate value equal to the difference between the conversion value and the principal return.

We may elect to deliver any portion of the net amount in cash (which we refer to as the “net cash amount”) or in shares of our common stock, and any portion of the net amount we elect to deliver in shares of our common stock (the “net shares”) will be the sum of the daily share amounts (calculated as described below) for each trading day during the applicable conversion period. Prior to the close of business on the second trading day following the date on which New Notes are tendered for conversion, we will inform holders of the New Notes of our election to pay cash for all or a portion of the net amount and, if applicable, the portion of the net amount that will be paid in cash and the portion that will be delivered in the form of net shares.

We will deliver cash in lieu of any fractional shares of our common stock issuable in connection with payment of the net shares based upon the average price.

The “conversion value” for each $1,000 principal amount of New Notes is equal to the average of the daily conversion values, as defined below, for each of the 20 consecutive trading days in the applicable conversion period.

The “daily conversion value” means, with respect to any trading day, the product of (1) the applicable conversion rate and (2) the closing sale price of our common stock on that trading day. The “applicable conversion rate,” as of any trading day, means the conversion rate in effect on that date, after giving effect to any adjustment provided for under “— Conversion Rate Adjustments” or “— Make Whole Upon Certain Change in Control Transactions.”

The “applicable conversion period” means the 20 consecutive trading-day period commencing on the third trading day following the date the New Notes are tendered for conversion.

The “average price” is equal to the average of the closing sale prices of our common stock for each trading day in the applicable conversion period.

The “daily share amount” for each $1,000 principal amount of New Notes and each trading day in the applicable conversion period is equal to the greater of:

•                                          zero; and

•                                          a number of shares of our common stock determined by the following formula:

(	closing sale price per share of our common stock on that trading day	×	applicable conversion rate	)	-	($1,000 + net cash amount, if any)
20 × closing sale price per share of our common stock on that trading day

The conversion value, principal return, net amount and the number of net shares, as applicable, will be determined by us promptly after the end of the applicable conversion period. We will pay the principal return and cash in lieu of fractional shares, and deliver net shares and pay the net cash amount, as applicable, no later than the third business day following the last trading day of the applicable conversion period.

Conversion Rate Adjustments

The conversion rate will be adjusted from time to time as follows:

(1)                                  If we issue common stock as a dividend or distribution on our common stock to all holders of our common stock, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	OS1
OS0

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for the dividend or distribution, or the effective date of the share split or share combination;

CR1 = the new conversion rate in effect immediately after the ex-dividend date for the dividend or distribution, or the effective date of the share split or share combination;

OS0 = the number of shares of our common stock outstanding immediately prior to the ex-dividend date for the dividend or distribution, or the effective date of the share split or share combination; and

OS1 = the number of shares of our common stock outstanding immediately after the ex-dividend date for the dividend or distribution, as if the dividend or distribution occurred at that time, or the effective date of the share split or share combination.

If any dividend or distribution described in this paragraph (1) is declared but not so paid or made, the new conversion rate will be readjusted to the conversion rate that would then be in effect if the dividend or distribution had not been declared.

(2)                        If we issue to all holders of our common stock any rights, warrants, options or other securities entitling them for a period of not more than 45 days after the date of issuance thereof to subscribe for, or purchase, shares of our common stock, or issue to all holders of our common stock securities convertible into shares of our common stock for a period of not more than 45 days after the date of issuance thereof, in either case at an exercise price per share of our common stock or a conversion price per share of our common stock less than the closing sale price of our common stock on the business day immediately preceding the time of announcement of the issuance, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	(OS0+X)
(OS0+Y)

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for the distribution;

CR1 = the new conversion rate in effect immediately after the ex-dividend date for the distribution;

OS0 = the number of shares of our common stock outstanding immediately prior to the ex-dividend date for the distribution;

X = the total number of shares of our common stock issuable pursuant to the rights, warrants, options, other securities or convertible securities; and

Y = the number of shares of our common stock equal to the quotient of (A) the aggregate price payable to exercise the rights, warrants, options, other securities or convertible securities divided by (B) the average of the closing sale prices of our common stock for the ten consecutive trading days ending on the business day immediately preceding the date of announcement for the issuance of the rights, warrants, options, other securities or convertible securities.

For purposes of this paragraph (2), in determining whether any rights, warrants, options, other securities or convertible securities entitle the holders to subscribe for or purchase, or exercise a conversion right for, shares of our common stock at less than the applicable closing sale price of our common stock, and in determining the aggregate exercise or conversion price payable for our common stock, we will take into account any consideration received by us for the rights, warrants, options, other securities or convertible securities and any amount payable on exercise or conversion thereof, with the value of the consideration, if other than cash, to be determined by our board of directors. If any right, warrant, option, other security or convertible security described in this paragraph (2) is not exercised or converted prior to the expiration of the exercisability or convertibility thereof, the new conversion rate will be readjusted to the conversion rate that would then be in effect if the right, warrant, option, other security or convertible security had not been so issued.

(3)                                  If we distribute shares of our capital stock, evidences of indebtedness or other assets or property to all holders of our common stock, excluding:

(A)                              dividends, distributions, rights, warrants, options, other securities or convertible securities referred to in paragraph (1) or (2) above;

(B)                                dividends or distributions paid exclusively in cash; and

(C)                                Spin-Offs described below in this paragraph (3),

then the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	SP0
SP0 - FMV

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for the distribution;

CR1 = the new conversion rate in effect immediately after the ex-dividend date for the distribution;

SP0 = the average of the closing sale prices of our common stock for the ten consecutive trading days prior to the business day immediately preceding the earlier of the record date or the ex-dividend date for the distribution; and

FMV = the fair market value (as determined in good faith by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the earlier of the record date or the ex-dividend date for the distribution.

An adjustment to the conversion rate made pursuant to the immediately preceding paragraph will become effective on the day immediately after the date fixed for determining the holders of our common stock entitled to receive the distribution.

If we distribute to all holders of our common stock, capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other of our business units (a “Spin-Off”), the conversion rate in effect immediately before the close of business on the date fixed for determination of holders of our common stock entitled to receive the distribution will be adjusted based on the following formula:

CR1 = CR0 ×	(FMV+MP0)
MP0

where

CR0 = the conversion rate in effect immediately prior to the tenth trading day immediately following and including the effective date of the Spin-Off;

CR1 = the new conversion rate immediately after the tenth trading day immediately following, and including, the effective date of the Spin-Off;

FMV = the average of the closing sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first ten consecutive trading days after the effective date of the Spin-Off; and

MP0 = the average of the closing sale price of our common stock over the first ten consecutive trading days after the effective date of the Spin-Off.

Any adjustment to the conversion rate made pursuant to the immediately preceding paragraph will occur on the eleventh trading day from and including the effective date of the Spin-Off. If any dividend or distribution described in this paragraph (3) is declared but not paid or made, the conversion rate will revert to the conversion rate that would then be in effect if the dividend or distribution had not been declared.

(4)                                  If we pay any cash dividend or distribution in respect of any month (without regard to when paid) to all holders of our common stock in an aggregate amount that, together with other cash dividends or distributions made in respect of that month, exceeds $0.08 (the “Reference Dividend”) per share, the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	SP0
SP0 - C

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for the distribution;

CR1 = the new conversion rate immediately after the ex-dividend date for the distribution;

SP0 = the average of the closing sale prices of our common stock for the ten consecutive trading days ending on the trading day prior to the business day immediately preceding the earlier of the record date or the day prior to the ex-dividend date for the distribution; and

C = the amount in cash per share that we distribute to holders of our common stock in respect of that month that exceeds the Reference Dividend.

If any dividend or distribution described in this paragraph (4) is declared but not so paid or made, the new conversion rate will be readjusted to the conversion rate that would then be in effect if the dividend or distribution had not been declared.

The Reference Dividend will be subject to adjustment on account of any of the events set forth in paragraphs (1), (2) and (3) above and paragraph (5) below. Any adjustment will be effected by multiplying the Reference Dividend by a fraction, the numerator of which will equal the conversion rate in effect immediately prior to the adjustment on account of the event and the denominator of which will equal the conversion rate as adjusted. The Reference Dividend will also be appropriately adjusted to take into account any changes in the frequency of payment of our regular dividend.

(5)                                  If we or any of our subsidiaries makes a payment in respect of a tender offer or an exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price of a share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer (the “Expiration Time”), the conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	(AC + (SP1 × OS1))
(SP1 × OS0)

where

CR0 = the conversion rate in effect immediately prior to the date the tender or exchange offer expires;

CR1 = the new conversion rate immediately following the date the tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for our common stock purchased in the tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date the tender or exchange offer expires;

OS1 = the number of shares of our common stock outstanding immediately after the tender or exchange offer expires (after giving effect to the purchase or exchange of shares pursuant to the tender or exchange offer); and

SP1 = the average of the closing sale prices of our common stock for the ten consecutive trading days commencing on the trading day next succeeding the date the tender or exchange offer expires.

If the application of the foregoing formula would result in a decrease in the conversion rate, we will not adjust the conversion rate.

Any adjustment to the conversion rate for the events described in this paragraph (5) will become effective on the date immediately following the date the tender or exchange offer expires. If we or one of our subsidiaries is obligated to purchase shares of our common stock pursuant to any such tender or exchange offer but is permanently prevented by applicable law from effecting any purchase or all purchases are rescinded, the conversion rate will revert to the conversion rate that would be in effect if the tender or exchange offer had not been made.

(6)                                  Notwithstanding the foregoing, in the event of an adjustment to the conversion rate pursuant to paragraphs (4) or (5), in no event will the conversion rate exceed 121.58 shares of our common stock per $1,000 principal amount of New Notes, subject to adjustment pursuant to paragraphs (1), (2) and (3).

(7)                                  If we have a rights plan in effect while any New Notes remain outstanding, holders of New Notes will receive, upon a conversion of New Notes in respect of which we have elected to deliver net shares, in addition to the net shares, rights under our stockholder rights agreement unless, prior to conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from our common stock. If the rights provided for in the rights plan have separated from our common stock in accordance with the provisions of the applicable stockholder rights agreement so that holders of New Notes would not be entitled to receive any rights in respect of our common stock that we elect to deliver as net shares upon conversion of New Notes, the conversion rate will be adjusted at the time of separation as if we had distributed to all holders of our common stock, evidences of indebtedness or other assets or property pursuant to paragraph (3) above, subject to readjustment upon the subsequent expiration, termination or redemption of the rights. In lieu of any adjustment, we may amend the applicable stockholder rights agreement to provide that upon a conversion of New Notes the holders will receive, in addition to shares of our common stock that we elect to deliver as net shares upon a conversion, the rights which would have attached to the common stock if the rights had not become separated from our common stock under the applicable stockholder rights agreement. To the extent that we adopt any future stockholder rights agreement, upon a conversion of New Notes in respect of which we elect to deliver our common stock as net shares, a holder of New Notes will receive, in addition to our common stock, the rights under the future stockholder rights agreement whether or not the rights have separated from our common stock at the time of conversion and no adjustment will be made in accordance with paragraph (3) or otherwise.

In addition to the adjustments pursuant to paragraphs (1) through (7) above, we may in our sole discretion increase the conversion rate in order to avoid or reduce any income tax to holders of our common stock resulting from any dividend or distribution of capital stock (or rights to acquire shares of our common stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period if we determine that the increase would be in our best interests. If we make this determination, it will be conclusive and we will mail to holders of the New Notes and the trustee a notice of the increased conversion rate and the period during which it will be in effect at least fifteen days prior to the date the increased conversion rate takes effect in accordance with applicable law.

We will not adjust the conversion rate if holders of the New Notes are permitted to participate, on an as-converted basis, in the transactions described above.

The conversion rate will not be adjusted except as specifically described in “— Conversion Rate Adjustments” and in “— Make Whole Upon Certain Change in Control Transactions.” Without limiting the foregoing, the conversion rate will not be adjusted for:

•                                          the issuance of any common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•                                          the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director, trustee or consultant benefit plan, employee agreement or arrangement or program of ours;

•                                          the issuance of any shares of our common stock pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the date the New Notes were first issued;

•                                          a change in the par value of our common stock;

•                                          accumulated and unpaid dividends or distributions; and

•                                          as a result of an offer solely to holders of less than 100 shares of our common stock.

No adjustment in the conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the conversion rate as last adjusted. If the adjustment is not made because the adjustment does not change the conversion rate by at least 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment. All required calculations will be made to the nearest cent or 1/1000th of a share, as the case may be. Notwithstanding the foregoing, if the New Notes are called for redemption, all adjustments not previously made will be made on the applicable redemption date.

If the conversion price of the New Notes is adjusted, a holder may be deemed to have received a distribution from us even though the holder has not received any cash or property as a result of the adjustment. We intend to withhold federal income tax (in the case of a non-U.S. holder) with respect to any deemed distribution from us, from cash payments of interest and payments in redemption, repurchase or conversion of the New Notes. See “Material United States Federal Income Tax Considerations” in this prospectus.

Make Whole Upon Certain Change in Control Transactions

If a change in control occurs prior to November 21, 2014 (compared to November 21, 2011 under the Old Notes) as a result of a transaction described in any of the first four bullets of the definition of change in control (as described above under “— Repurchase at Option of Holders upon a Change in Control”) and a holder elects to convert its New Notes in connection with a change in control as described above under “— Conversion Rights — Conversion upon Specified Transactions,” we will increase the applicable conversion rate for the New Notes surrendered for conversion by a number of additional shares of our common stock (the “additional change in control shares”) as described below. A conversion of New Notes will be deemed for these purposes to be “in connection with” a change in control if the notice of conversion of the New Notes is received by the conversion agent from and including the effective date of the change in control up to and including the 30th business day following the effective date of the change in control.

The number of additional change in control shares will be determined by reference to the table below and is based on the date on which a change in control transaction becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in a change in control transaction. If the holders of our common stock receive only cash in the change in control transaction, the stock price will be the cash amount paid per share of our common stock. Otherwise, the stock price will be the average of the closing sale prices of our common stock on the ten consecutive trading days up to but excluding the effective date.

The stock prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the conversion rate of the New Notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to the adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. In addition, the number of additional change in control shares will be subject to adjustment in the same manner as the conversion rate as set forth above under “— Conversion Rate Adjustments.”

The following table sets forth the stock price and number of our additional change in control shares to be received per $1,000 principal amount of New Notes:

Stock Price

Effective Date	$ 8.27	$ 8.50	$ 9.00	$ 9.50	$ 10.00	$ 10.50	$ 11.00	$ 11.50	$ 12.00	$ 12.50
August 3, 2010	18.67	16.66	12.86	9.74	7.17	5.09	3.42	2.11	1.11	0.39
November 15, 2010	18.67	17.68	13.76	10.53	7.88	5.71	3.97	2.58	1.52	0.74
November 15, 2011	18.67	18.68	14.52	11.09	8.29	6.01	4.18	2.73	1.62	0.80
November 15, 2012	18.67	18.86	14.47	10.90	8.01	5.69	3.85	2.43	1.36	0.61
November 15, 2013	18.67	17.29	12.70	9.05	6.21	4.03	2.41	1.24	0.49	0.10
November 21, 2014	18.67	14.74	8.20	2.35	0.00	0.00	0.00	0.00	0.00	0.00

The exact stock prices and effective dates may not be set forth in the table, in which case:

(1)                                  if the stock price is between two stock price amounts in the table or the effective date is between two dates in the table, the additional change in control shares will be determined by straight line interpolation between the number of additional change in control shares set forth for the two stock prices and the two dates, as applicable, based on a 365 day year;

(2)                                  if the stock price is equal to or in excess of $12.50 per share of common stock (subject to adjustment), no additional change in control shares will be issued upon conversion; and

(3)                                  if the stock price is less than $8.27 per share of common stock (subject to adjustment), no additional change in control shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares of our common stock issuable upon conversion exceed 121.58 per $1,000 principal amount of New Notes, subject to adjustment in the same manner as the conversion rate as set forth above under “— Conversion Rate Adjustments.”  This compares to 55.5556 per $1,000 principal amount Old Notes.

Our obligation to deliver the additional change in control shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Ownership Limit

Our charter contains provisions which are intended, among other purposes, to help preserve our status as a REIT for federal income tax purposes. If our board of directors determines that the direct or indirect ownership of shares of our capital stock, including the common stock, has or may become concentrated to an extent that would prevent us from qualifying as a REIT, our charter gives us the power to redeem those shares. Similarly, our charter gives us the power to prevent any proposed transfer of our capital stock, including the common stock, which would jeopardize our status as a REIT. Our charter provides that, subject to certain exceptions, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% of the number of outstanding shares or value of our outstanding capital stock. Notwithstanding any other provision of the New Notes, if our board of directors determines in good faith that the conversion by a holder of its New Notes into common stock would prevent us from qualifying as a REIT or would cause a holder of common stock (together with that holder’s affiliates) to exceed the ownership limit contained in the charter, we will elect not to issue shares of common stock to such holder upon conversion but will instead satisfy our obligation to any such holder to pay the conversion value upon conversion, which includes the value of the New Notes in excess of the principal amount, solely in cash.

Calculations in Respect of the New Notes

Except as explicitly specified otherwise herein, we will be responsible for making all calculations required under the New Notes. These calculations will include, but are not limited to, determining the conversion price and conversion rate applicable to the New Notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of the New Notes. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of New Notes upon request within 20 business days of the effective date of any adjustment.

Merger, Consolidation or Sale

The New Note Indenture will prohibit us from, in any transaction or series of related transactions, consolidating with, or selling, leasing, assigning, transferring or otherwise conveying all or substantially all of our assets to, or merging with or into, any other person, unless:

•                                          either we will be the continuing corporation, or the successor person, if other than us, formed by, or resulting from, any consolidation or merger or which will have received the transfer of all, or substantially all, of our assets is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia who expressly assumes, by supplemental indenture executed by the successor corporation and delivered to the trustee, the due and punctual payment of the principal of, and premium, if any, and interest, if any, on, payable in respect of the New Notes and the due and punctual performance and observance of all of the other covenants and conditions contained in the New Notes and the New Note Indenture to be performed or observed by us;

•                                          immediately after giving effect to the transaction, and treating any Debt, including Acquired Debt, which becomes our obligation or an obligation of any of our subsidiaries as a result thereof as having been incurred by us or the subsidiary at the time of the transaction, no event of default under the New Note Indenture, and no event of default, and no event which, after notice or the lapse of time or both, would become an event of default, will have occurred and be continuing; and

•                                          an officers’ certificate and legal opinion concerning the conditions precedent will be delivered to the trustee.

In the event that we are not the continuing corporation, then, for purposes of the second bullet point above, the references to us will be deemed to refer to the successor corporation.

Upon any merger, consolidation, sale, assignment, transfer, lease or conveyance in which we are not the continuing corporation, the successor corporation formed by the consolidation or into which we are merged or to which the sale, assignment, transfer, lease or other conveyance is made will succeed to us, and be substituted for us, and may exercise all of our rights and powers under the relevant indenture with the same effect as if the successor corporation had been named as the Company under the New Note Indenture and thereafter, except in the case of a lease, we will be released from our obligations under the New Note Indenture and the debt securities.

Events of Default, Notice and Waiver

The following events will be “events of default” with respect to the New Notes:

•                                          a default for 30 days in the payment of any interest on the New Notes;

•                                          a default in the payment of any principal of or premium, if any, on the New Notes, whether on the stated maturity date or any earlier date of redemption or repurchase or otherwise;

•                                          default in the delivery when due of the conversion value, on the terms set forth in the New Note Indenture, upon exercise of a holder’s conversion right in accordance with the New Note Indenture and the continuation of the default for fifteen days;

•                                          our failure to provide notice of the occurrence of a change in control when required under the New Note Indenture and the continuation of the default for ten days;

•                                          our failure to comply with any other term, covenant or agreement in the New Notes or the New Note Indenture upon our receipt of notice of the default from the trustee or notice of default by us and the trustee from holders of not less than 25% in aggregate principal amount of the New Notes, and the failure to cure (or obtain a waiver of) the default within 60 days after receipt of the notice;

•                                          a default under any bond, note, debenture or other evidence of indebtedness of us or any of our subsidiaries or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of us or any of our subsidiaries which results in the acceleration of the indebtedness in an aggregate principal amount exceeding $100 million (compared to $20 million under the Old Note Indenture unless the Indenture Amendment is approved) or which constitutes a failure to pay at maturity or other scheduled payment date (after expiration of any applicable grace period) the indebtedness in an aggregate principal amount exceeding $100 million (compared to $20 million under the Old Note Indenture unless the Indenture Amendment is approved), but only if the indebtedness is not discharged or the acceleration is not rescinded or annulled within ten days after notice to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series; and

•                                          certain events of bankruptcy, insolvency or reorganization with respect to us or of any significant subsidiary.

The term “significant subsidiary” as used above means any subsidiary of ours which is a significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”) as in effect on the date of this prospectus).

If an event of default occurs and is continuing, then in every case the trustee or the holders of not less than 25% in principal amount of the outstanding New Notes will have the right to declare the principal of all of the New Notes due and payable immediately by written notice thereof to us, and to the trustee if given by the holders. However, at any time after a declaration of acceleration with respect to the New Notes has been made and before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority in principal amount of the New Notes will have the right to rescind, by written notice to us, and annul the declaration and its consequences if:

•                                          we have paid, or deposited with, the trustee a sum sufficient to pay the principal of and interest, on the New Notes, other than interest which have become due and payable as a result of the acceleration, plus certain fees, expenses, disbursements and advances of the trustee; and

•                                          all events of default with respect to New Notes, other than the nonpayment of the principal of, or premium, if any, or interest, on the debt securities of the series which have become due solely by the declaration of acceleration, have been cured or waived as provided in the New Note Indenture.

The New Note Indenture also will provide that the holders of not less than a majority in principal amount of the New Notes will have the right to, on behalf of the holders of all New Notes, waive any past default with respect to the New Notes and its consequences, except a default:

•                                          in the payment of the principal of, or premium, if any, or interest, on any New Note; or

•                                          in respect of a covenant or provision contained in the New Note Indenture that cannot be modified or amended without the consent of the holder of each outstanding New Note affected by the modification or amendment.

The New Note Indenture will require the trustee to give notice to the holders of the New Notes within 90 days of a default under the New Note Indenture known to the trustee, unless that default has been cured or waived; provided, however, that the trustee will have the right to withhold notice to the holders of the New Notes of any default with respect to the New Notes, except a default in the payment of the principal of, or premium, if any, or interest, if any, on any New Note, if a responsible officer of the trustee determines that doing so is in the interest of the holders.

The New Note Indenture will prohibit any holder of New Notes from instituting any proceeding, judicial or otherwise, with respect to the New Note Indenture or for any remedy thereunder, except in the case of the failure of the trustee, for 60 days, to act after it has received notice of a continuing event of default and a written request to institute proceedings in respect of the event of default from the holders of not less than 25% in principal amount of the New Notes, as well as an offer of reasonable indemnity, and no direction inconsistent with the written request has been given to the trustee during the 60 day period by the holders of a majority in principal amount of the New Notes. Neither this provision nor any other provision in the New Note Indenture will prevent, however, any holder of New Notes from instituting suit for the enforcement of payment of the principal of, and premium, if any, and interest on, the New Notes held by that holder at the respective due dates thereof.

The New Note Indenture will provide that, subject to provisions relating to the trustee’s duties in case of default, a trustee thereunder is under no obligation to exercise any of its rights or powers under the New Note Indenture at the request or direction of any holders of New Notes, unless the holders have offered the trustee reasonable security or indemnity, reasonably satisfactory to the trustee, against costs, expenses and liabilities which might be incurred by it in compliance with the request or direction. The holders of not less than a majority in principal amount of the New Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee will have the right to take any other action deemed proper by it which is not inconsistent with the direction or may refuse to follow any direction which is in conflict with any law or the New Note Indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of New Notes not joining in the action.

Within 120 days after the close of each fiscal year, we will be required to deliver to the trustee a certificate, signed by one of several of our specified officers, stating whether or not the officer has knowledge of any noncompliance with all conditions and covenants under the New Note Indenture and, if so, specifying the noncompliance and the nature and status thereof.

Modifications of the New Note Indenture

Modifications and amendments to the New Note Indenture will be permitted to be made only with the consent of the holders of a majority in principal amount of all outstanding New Notes affected by the modification or amendment (voting together as a single class); provided, however, that no modification or amendment may, without the consent of the holders of each New Note affected thereby:

•                                          change the stated maturity of the principal of or any installment of principal of, or interest on, the New Notes;

•                                          reduce the principal amount of, or the rate of interest on, or change the timing or reduce the amount payable on redemption of, the New Notes;

•                                          make any change that impairs or adversely affects the rights of a holder to convert New Notes in accordance with the New Note Indenture;

•                                          change the provisions of the covenant “— Make Whole Upon Certain Change in Control Transactions” in a manner that adversely affects the holders of New Notes;

•                                          change the dates and prices at which the New Notes may be redeemed, or at which the holders may require the New Notes to be repurchased, in a manner that adversely affects the holders of New Notes;

•                                          change the place of payment, or the coin or currency, for payment of principal of, or interest on, the New Notes;

•                                          impair the right to institute suit for the enforcement of any payment on or with respect to New Notes or the delivery of the conversion value as required by the New Note Indenture upon a conversion of New Notes;

•                                          reduce the above stated percentage in principal amount of outstanding New Notes necessary to modify or amend the New Note Indenture, to waive compliance with specified provisions thereof or specified defaults and consequences thereunder; or

•                                          modify any of the foregoing provisions or any of the provisions relating to the waiver of some past defaults or some covenants, except to increase the required percentage to effect an action or to provide that specified other provisions may not be modified or waived without the consent of the holders of each New Note affected thereby.

A New Note will be deemed outstanding if it has been authenticated and delivered under the New Note Indenture unless, among other things, the New Note has matured or been cancelled, converted, redeemed or repurchased.

The New Note Indenture will provide that the holders of not less than a majority in principal amount of outstanding New Notes have the right to (1) waive compliance by us with the restrictive provisions of the New Note Indenture, and (2) waive any past default or event of default under the New Note Indenture and its consequences, except an uncured failure to pay when due the principal amount, or change in control purchase price, or in the obligation to deliver common stock or cash, if any and as applicable, or in respect of any provision which under the New Note Indenture cannot be modified or amended without the consent of the holder of each outstanding New Note affected.

Modifications and amendments of the New Note Indenture will be permitted to be made by us and the trustee without the consent of any holder, when authorized by our board of directors, at any time, in a form satisfactory to the trustee, for certain purposes, including the following:

•                                          to evidence the succession or addition of another person to us and the assumption by any successor of our covenants under the New Note Indenture;

•                                          to add to the covenants for the benefit of the holders or to surrender any right or power conferred upon us in the New Note Indenture;

•                                          to add events of default for the benefit of the holders of all the New Notes;

•                                          to permit or facilitate the issuance of New Notes in uncertificated form, provided that the action will not adversely affect the interests of the holders in any material respect;

•                                          to secure the New Notes;

•                                          to evidence and provide for the acceptance of appointment by a successor trustee and to add to or change any of the provisions of the New Note Indenture as is necessary to provide for or facilitate the administration of the trusts under the New Note Indenture by more than one trustee;

•                                          to provide for rights of holders of New Notes if any reclassification or change of shares of our common stock or any consolidation, merger or sale of all or substantially all of our property or assets occurs;

•                                          to cure any ambiguity, defect or inconsistency in, or supplement, the New Note Indenture, provided that the action will not adversely affect the interests of holders in any material respect;

•                                          to conform the text of the New Note Indenture or the New Notes to any provision of this Description of Notes to the extent that the provision in this Description of Notes was intended to be a verbatim recitation of a provision of the New Note Indenture or the New Notes; or

•                                          to supplement any of the provisions of the New Note Indenture to the extent necessary to permit or facilitate defeasance and discharge of the New Notes under the New Note Indenture, provided that the action will not adversely affect the interests of the holders in any material respect.

Discharge, Defeasance and Covenant Defeasance

We may satisfy and discharge our obligations under the New Note Indenture by delivering to the trustee for cancellation all outstanding New Notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the New Notes have become due and payable, whether on the stated maturity date, any redemption date or any repurchase date, or upon conversion or otherwise, cash or shares of our common stock (as applicable under the terms of the New Note Indenture) sufficient to pay all of the outstanding New Notes and paying all other sums payable under the New Note Indenture.

Rule 144A Information

If at any time we are not subject to the reporting requirements of the Exchange Act, we will promptly furnish to the holders, beneficial owners and prospective purchasers of the New Notes or underlying shares of our common stock, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) of the Securities Act to facilitate the resale of those notes or shares pursuant to Rule 144A.

Provision of Financial Information

We will deliver to the trustee, within fifteen days after we file them with the SEC (and only if we file them with the SEC), copies of all annual reports, quarterly reports and other documents that we file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; provided that any reports and documents filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval system will be deemed to be filed with the trustee.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder or partner of IRC will have any liability for any obligations of IRC under the New Notes, the New Note Indenture, or for any claim based on, in respect of, or by reason of, the obligations or their creation. Each holder of New Notes, by accepting a New Note, will waive and release all liability of such persons with respect to such obligations or claims. The waiver and release will be part of the consideration for issuance of the New Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Governing Law

The New Note Indenture and the New Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee

Wells Fargo Bank, National Association will be the trustee, registrar, conversion agent and paying agent. If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs in the exercise of the rights and powers vested in it by the New Note Indenture. The trustee will become obligated to exercise any of its powers under the New Note Indenture at the request or direction of any of the holders of any New Notes only after those holders have offered the trustee indemnity reasonably satisfactory to it.

If the trustee becomes one of our creditors, it will be subject to limitations on its rights to obtain payment of claims or to realize on some property received for any claim, as security or otherwise. The trustee will be permitted to engage in other transactions with us. If, however, the trustee acquires any conflicting interest, as defined by the Trust Indenture Act of 1939, as amended, it must eliminate that conflict or resign as provided in the New Note Indenture.

Book Entry System

The New Notes will be evidenced by a global debenture deposited with DTC and registered in the name of Cede & Co. as DTC’s nominee. Except as described below, the global debenture may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in a global debenture may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global debenture to these persons may be limited.

Beneficial interests in a global debenture held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global debenture, Cede & Co. for all purposes will be considered the sole holder of that global debenture. Except as provided below, owners of beneficial interests in a global debenture will:

•                                          not receive physical delivery of certificates in definitive registered form; and

•                                          not be considered holders of the global debenture.

We will pay interest, if any, on, and the redemption price and the repurchase price of, a global debenture to Cede & Co., as the registered owner of the global debenture, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•                                          for the records relating to, or payments made on account of, beneficial ownership interests in a global debenture; or

•                                          for maintaining, supervising or reviewing any records relating to the beneficial ownership interest.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of New Notes, including the presentation of New Notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global debenture are credited, and only in respect of the principal amount of the New Notes represented by the global debenture as to which the participant or participants has or have given such direction.

The following is based on information furnished by DTC.  DTC is:

•                                          a limited purpose trust company organized under the laws of the State of New York;

•                                          a “banking organization” within the meaning of the New York State Banking Law;

•                                          a member of the Federal Reserve System;

•                                          a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•                                          a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the dealer manager; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global debenture among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, DTC has ceased to be a clearing agency registered under the Exchange Act or an event of default has occurred and is continuing, we will issue New Notes in certificated form in exchange for global debentures. In addition, beneficial interests in a global debenture may be exchanged for certificated New Notes upon the reasonable request of any beneficial holder on terms acceptable to us, the trustee and the depositary. We may at any time and in our sole discretion determine not to have New Notes represented by a global debenture and in such event will issue certificates in definitive form in exchange for the global debenture.

Certain Definitions

Below are certain defined terms that will be used in the New Note Indenture. Reference is made to the New Note Indenture for a full disclosure of all defined terms, as well as any other terms used in this prospectus for which no definition is provided.

“Acquired Debt” means Debt of a person:

•                                          existing at the time that person is merged or consolidated with or into, or becomes a subsidiary of, us; or

•                                          assumed by us or any of our subsidiaries in connection with the acquisition of assets from that person.

Acquired Debt will be deemed to be incurred on the date the acquired person is merged or consolidated with or into, or becomes a subsidiary of, us or the date of the related acquisition, as the case may be.

“Debt” means, with respect to any person, any indebtedness of that person, whether or not contingent, in respect of:

•                                          borrowed money or evidenced by bonds, Old Notes, New Notes, debentures or similar instruments;

•                                          indebtedness secured by any lien on any property or asset owned by the person, but only to the extent of the lesser of:

•                                          the amount of indebtedness so secured; and

•                                          the fair market value, determined in good faith by the board of directors of the person or, in the case of us or a subsidiary, by our board of directors, of the property subject to the lien;

•                                          reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any balance that constitutes an accrued expense, trade payable or payment under any shared service agreement between us and The Inland Group, Inc. or its affiliates; or

•                                          any lease of property by a person as lessee which is required to be reflected on that person’s balance sheet as a capitalized lease in accordance with generally accepted accounting principles.

Debt also includes, to the extent not otherwise included, any obligation of that person to be liable for, or to pay, as obligor, guarantor or otherwise, other than for purposes of collection in the ordinary course of business, Debt of the types referred to above of another person. For these purposes, Debt is deemed to be incurred by a person whenever that person creates, assumes, guarantees or otherwise becomes liable in respect thereof.

DEALER MANAGER, EXCHANGE AGENT AND INFORMATION AGENT

Dealer Manager

Macquarie Capital (USA) Inc. is acting as the dealer manager for the tender/exchange offer and consent solicitation, and will receive a fee for its services as dealer manager. Macquarie will also be reimbursed for its reasonable out-of-pocket expenses.

We have agreed to indemnify Macquarie against specified liabilities relating to, or arising out of, the tender/exchange offer, including civil liabilities arising under the federal securities laws, and to contribute to payments which it may be required to make in respect thereof. Macquarie may from time to time hold Old Notes and our common stock in its proprietary accounts, and to the extent it owns Old Notes in these accounts at the time of the tender/exchange offer, Macquarie may tender these Old Notes. In addition, Macquarie may hold and trade New Notes in its proprietary accounts following the completion of the tender/exchange offer and consent solicitation.

Macquarie and its affiliates may in the future provide investment, lending and commercial banking and financial advisory services to us or our affiliates for customary compensation.

Exchange Agent

We have retained Global Bondholder Services Corporation to act as the exchange agent.  Questions concerning tender procedures may be directed to the exchange agent at the address set forth on the back cover page of this prospectus.  We have agreed to pay the exchange agent reasonable and customary fees for its services, and will reimburse it for its reasonable out-of-pocket expenses. In addition, we will indemnify the exchange agent against liabilities in connection with its services, including liabilities under the federal securities laws.

Information Agent

We have retained Global Bondholder Services Corporation to act as the information agent.  Global Bondholder Services Corporation will receive customary compensation and reimbursement for its expenses. Questions concerning tender procedures and requests for additional copies of this prospectus may be directed to the information agent at the address set forth on the back cover page of this prospectus. Holders of Old Notes may also contact their custodian bank, depositary, broker, trust company or other nominee for assistance concerning the tender/exchange offer and consent solicitation.

Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the principal amount of Old Notes tendered.

PROPERTIES

Overview

As of March 31, 2010, we owned 122 investment properties, excluding unconsolidated joint ventures, comprised of twenty-six single-user retail properties, fifty-four neighborhood retail centers, seventeen community centers, and twenty-five power centers.  These investment properties are located in the states of Florida (one), Illinois (seventy-four), Indiana (six), Michigan (one), Minnesota (twenty-eight), Missouri (one), Nebraska (one), Ohio (three), Tennessee (one) and Wisconsin (six).  Most tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy		Anchor Tenants (a)

Single-User Retail Properties

Bally Total Fitness St. Paul, MN	43,000	09/99	1998	3,145,300	100%		Bally Total Fitness

Carmax Schaumburg, IL	93,333	12/98	1998	11,730,000	100%		Carmax

Carmax Tinley Park, IL	94,518	12/98	1998	9,450,000	100%		Carmax

Cub Foods Arden Hills, MN	68,442	03/04	2003	—	100%		Cub Foods

Cub Foods Buffalo Grove, IL	56,192	06/99	1999	—	100%		Cub Foods (sublet to Great Escape)

Cub Foods Hutchinson, MN	60,208	01/03	1999	—	100	%(b)	Cub Foods (b)

Cub Foods Indianapolis, IN	67,541	03/99	1991	2,255,000	100	%(b)	Cub Foods (b)

Disney Celebration, FL	166,131	07/02	1995	—	100%		Walt Disney World

Dominick’s Countryside, IL	62,344	12/97	1975/ 2001	—	100%		Dominick’s Finer Foods

Dominick’s Schaumburg, IL	71,400	05/97	1996	—	100%		Dominick’s Finer Foods

Food 4 Less Hammond, IN	71,313	05/99	1999	4,100,000	100%		Dominick’s Finer Foods (sublet to Food 4 Less)

Glendale Heights Retail Glendale Heights, IL	68,879	09/97	1997	—	100	%(b)	Dominick’s Finer Foods (b)

Grand Traverse Crossings Traverse City, MI	21,337	01/99	1998	1,688,000	0%		None

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy		Anchor Tenants (a)

Hammond Mills Hammond, IN	7,488	12/98	1998	882,000	100%		None

Home Goods Riverdale Coon Rapids, MN	25,145	10/05	2005	—	100%		Home Goods

Homewood Plaza Homewood, IL	19,000	02/98	1993	—	100	%(b)	Office Depot (b)

Michael’s Coon Rapids, MN	24,240	07/02	2001	—	100%		Michael’s

Oliver Square West Chicago, IL	77,637	01/98	1990	—	0%		None

PetSmart Gurnee, IL	25,692	04/01	1997	—	100%		PetsMart

Pic ‘N Save Waupaca, WI	63,780	03/06	2002	—	100%		Pic ‘N Save

Rite-Aid Chattanooga, TN	10,908	05/02	1999	1,700,000	100%		Eckerd Drug Store

Riverdale Commons Outlot Coon Rapids, MN	6,566	03/00	1999	—	100%		None

Schaumburg Golf Road Retail Schaumburg, IL	9,988	09/99	1998	—	0%		None

Staples Freeport, IL	24,049	12/98	1998	1,730,000	100%		Staples

Verizon Joliet, IL	4,504	05/97	1995	—	100%		None

Walgreens Jennings, MO	15,120	10/02	1996	—	100%		Walgreens (c)

Neighborhood Retail Centers

22nd Street Plaza Outlot Oakbrook Terrace, IL	9,970	11/97	1985/2004	—	100%		None

Aurora Commons Aurora, IL	126,908	01/97	1988	—	86%		Jewel Food Stores

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy		Anchor Tenants (a)

Berwyn Plaza Berwyn, IL	18,138	05/98	1983	—	100%		Justice Produce

Big Lake Town Square Big Lake, MN	67,858	01/06	2005	6,250,000	94%		Coborn’s Super Store

Brunswick Market Center Brunswick, OH	119,540	12/02	1997/ 1998	—	100%		Buehler’s Food Markets

Butera Market Naperville, IL	67,632	03/95	1991	—	93	%(b)	Butera Finer Foods

Byerly’s Burnsville Burnsville, MN	72,339	09/99	1988	2,915,900	98%		Byerly’s Food Store, Erik’s Bike Shop

Caton Crossing Plainfield, IL	83,792	06/03	1998	7,425,000	93%		Strack & Van Til

Cliff Lake Centre Eagan, MN	74,182	09/99	1988	—	91%		None

Downers Grove Market Downers Grove, IL	103,419	03/98	1998	12,500,000	100%		Dominick’s Finer Foods

Eastgate Center Lombard, IL	131,601	07/98	1959/ 2000	3,610,000	82%		Schroeder’s Ace Hardware, Illinois State of Secretary

Edinburgh Festival Brooklyn Park, MN	91,536	10/98	1997	—	80%		Knowlan’s Super Market

Elmhurst City Centre Elmhurst, IL	39,090	02/98	1994	—	94%		Walgreens (c)

Gateway Square Hinsdale, IL	40,170	03/99	1985	5,265,000	83%		None

Golf Road Plaza Niles, IL	25,884	04/97	1982	—	61%		None

Grand Hunt Center Outlot Gurnee, IL	21,222	12/96	1996	—	100%		None

Hartford Plaza Naperville, IL	43,762	09/95	1995	—	97%		The Tile Shop

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy		Anchor Tenants (a)

Hawthorn Village Commons Vernon Hills, IL	98,806	08/96	1979	—	97%		Dominick’s Finer Foods Deal’s

Hickory Creek Marketplace Frankfort, IL	55,831	08/99	1999	5,750,000	81%		None

Iroquois Center Naperville, IL	140,981	12/97	1983	8,750,000	90	%(b)	Sears, Logistics Services (b), Planet Fitness, Xilin Association, Big Lots

Mallard Crossing Elk Grove Village, IL	82,929	05/97	1993	—	89%		Food 4 Less

Maple Grove Retail Maple Grove, MN	79,130	09/99	1998	4,050,000	97%		Rainbow

Medina Marketplace Medina, OH	72,781	12/02	1956/1999	—	100%		Giant Eagle, Inc

Mundelein Plaza Mundelein, IL	16,803	03/96	1990	—	90%		None

Nantucket Square Schaumburg, IL	56,981	09/95	1980	—	94%		Go Play

Northgate Center Sheboygan, WI	73,647	04/05	2003	6,185,000	96%		Piggly Wiggly

Oak Forest Commons Oak Forest, IL	108,330	03/98	1998	—	94%		Food 4 Less, Murray’s Discount Auto

Oak Forest Commons III Oak Forest, IL	7,424	06/99	1999	—	24%		None

Oak Lawn Town Center Oak Lawn, IL	12,506	06/99	1999	—	90%		None

Orland Greens Orland Park, IL	45,031	09/98	1984	3,550,000	60%		Dollar Tree

Orland Park Retail Orland Park, IL	8,500	02/98	1997	—	16%		None

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy		Anchor Tenants (a)

Park Square Brooklyn Park, MN	137,109	08/02	1986/1988	10,000,000	89%		Fashion Bug, Rainbow

Park St. Claire Schaumburg, IL	11,859	12/96	1994	—	100%		None

Plymouth Collection Plymouth, MN	45,915	01/99	1999	5,180,000	100%		Golf Galaxy

Quarry Outlot Hodgkins, IL	9,650	12/96	1996	—	100%		None

River Square Naperville, IL	58,260	06/97	1988	6,425,000	67%		None

Riverplace Center Noblesville, IN	74,414	11/98	1992	3,290,000	100	%(b)	Kroger, Fashion Bug

Rose Plaza Elmwood Park, IL	24,204	11/98	1997	2,670,000	100%		Binny’s Beverage Depot

Rose Plaza East Naperville, IL	11,658	01/00	1999	1,085,700	86%		None

Rose Plaza West Naperville, IL	14,335	09/99	1997	1,382,000	71%		None

Schaumburg Plaza Schaumburg, IL	61,485	06/98	1994	—	94%		Sears Hardware

Shannon Square Shoppes Arden Hills, MN	29,196	06/04	2003	—	100%		None

Shingle Creek Brooklyn Center, MN	39,456	09/99	1986	1,735,000	89%		None

Shops at Coopers Grove Country Club Hills, IL	72,518	01/98	1991	—	20%		None

Six Corners Plaza Chicago, IL	80,650	10/96	1966/2005	—	74%		Bally Total Fitness

St. James Crossing Westmont, IL	49,994	03/98	1990	—	85%		None

Stuart’s Crossing St. Charles, IL	85,529	08/98	1999	7,000,000	93%		Jewel Food Stores

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy		Anchor Tenants (a)

The Shops of Plymouth Town Center Plymouth, MN	84,003	03/99	1991	2,732,000	98%		Cub Foods

Townes Crossing Oswego, IL	105,989	08/02	1988	—	93%		Jewel Food Stores

Wauconda Crossing Wauconda, IL	90,290	08/06	1997	—	96	%(b)	Dominick’s (b), Walgreens

Wauconda Shopping Center Wauconda, IL	34,137	05/98	1988	—	93%		Dollar Tree

Westriver Crossing Joliet, IL	32,452	08/99	1999	3,500,000	77%		None

Winnetka Commons New Hope, MN	42,415	07/98	1990	—	84%		Walgreen’s (sublet to Frattalone’s Hardware)

Woodland Heights Streamwood, IL	120,436	06/98	1956/1997	—	92%		Jewel Food Stores, U.S. Postal Service

Community Centers

Apache Shoppes Rochester, MN	60,780	12/06	2005/2006	—	25%		None

Bergen Plaza Oakdale, MN	258,720	04/98	1978	—	91%		K-Mart, Rainbow, Dollar Tree

Bohl Farm Marketplace Crystal Lake, IL	97,287	12/00	2000	7,833,000	53%		Dress Barn, Barnes & Noble

Burnsville Crossing Burnsville, MN	97,210	09/99	1989	2,858,100	61%		PetSmart

Chestnut Court Darien, IL	170,027	03/98	1987	—	82	%(b)	Office Depot (b), X-port Gym, Loyola Medical Center, Factory Card Outlet

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy		Anchor Tenants (a)

Four Flaggs Niles, IL	304,684	11/02	1973/ 1998	11,451,437	85%		Ashley Furniture, Jewel Food Stores, Global Rehabilitation, Sweet Home Furniture, Jo-Ann Fabrics, Office Depot, PetSmart

Four Flaggs Annex Niles, IL	21,425	11/02	1973/ 2001	—	100%		Factory Card Outlet

Lake Park Plaza Michigan City, IN	115,082	02/98	1990	—	86%		Jo-Ann Fabrics, Hobby Lobby, Factory Card Outlet

Park Center Tinley Park, IL	194,479	12/98	1988	—	76%		Central Grocers, Mattress Zone Outlet, Chuck E. Cheese, Old Country Buffet

Quarry Retail Minneapolis, MN	281,648	09/99	1997	15,800,000	99%		Home Depot, Rainbow, PetSmart, Office Max, Old Navy, Party City

Skokie Fashion Square Skokie, IL	84,580	12/97	1984	6,200,000	50%		None

Skokie Fashion Square II Skokie, IL	7,151	11/04	1984	—	100%		None

Springboro Plaza Springboro, OH	154,034	11/98	1992	5,510,000	100%		K-Mart, Kroger

The Plaza Brookfield, IL	107,952	02/99	1985	8,000,000	86%		CVS, Guitar Center, Hooters of America

Two Rivers Plaza Bolingbrook, IL	57,900	10/98	1994	4,620,000	100	%(b)	Marshall’s Factory Card Outlet (b)

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy	Anchor Tenants (a)

Village Ten Center Coon Rapids, MN	211,472	08/03	2002	8,500,000	98%	Lifetime Fitness, Cub Foods, Dollar Tree Stores

Woodland Commons Buffalo Grove, IL	170,122	02/99	1991	—	92%	Dominick’s Finer Foods, Jewish Community Center

Power Centers

Baytowne Shoppes/Square Champaign, IL	118,542	02/99	1993	8,720,000	87%	Staples, PetSmart, Famous Footwear, Factory Card Outlet

Crystal Point Crystal Lake, IL	339,898	07/04	1976/1998	20,100,000	99%	Best Buy, K-Mart, Bed, Bath & Beyond, The Sports Authority, Cost Plus, Borders Books, Office Depot

Deer Trace Kohler, WI	149,881	07/02	2000	—	96%	Elder Beerman, TJ Maxx, Michael’s, Dollar Tree

Deer Trace II Kohler, WI	24,410	08/04	2003/2004	—	100%	None

Joliet Commons Joliet, IL	158,922	10/98	1995	—	87%	Cinemark, PetSmart, Barnes & Noble, Old Navy, MC Sports, Old Country Buffet

Joliet Commons Phase II Joliet, IL	40,395	02/00	1999	2,400,000	100%	Office Max

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy		Anchor Tenants (a)

Lansing Square Lansing, IL	233,508	12/96	1991	11,125,000	67	%(b)	Sam’s Club (b), Bargain Books

Mankato Heights Mankato, MN	155,173	04/03	2002	8,910,000	99%		TJ Maxx, Michael’s, Old Navy, Pier One, Petco, Famous Footwear

Maple Park Place Bolingbrook, IL	218,762	01/97	1992/2004	12,500,000	83	%(b)	X-Port Gym, Office Depot (b), The Sports Authority, Best Buy

Naper West Naperville, IL	214,812	12/97	1985	—	88%		Barrett’s Home Theater Store, Lifestyles by Interiors, Etc., JoAnn Fabrics, Sweet Home Furniture

Orland Park Place Outlots Orland Park, IL	11,900	08/07	2007	5,575,194	0%		None

Park Avenue Centre Highland Park, IL	64,943	06/97	1996/2005	—	50%		Staples, TREK Bicycle Store

Park Place Plaza St. Louis Park, MN	88,999	09/99	1997/2006	6,500,000	98%		Office Max, PetSmart

Pine Tree Plaza Janesville, WI	187,413	10/99	1998	—	98%		Gander Mountain, TJ Maxx, Staples, Michaels Stores, Old Navy LLC, Petco, Famous Footwear

Riverdale Commons Coon Rapids, MN	175,802	09/99	1999	9,850,000	99%		Rainbow, The Sports Authority, Office Max, Petco

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy	Anchor Tenants (a)

						Party City

Rivertree Court Vernon Hills, IL	298,862	07/97	1988	—	93%	Best Buy, Kerasotes Theaters, Office Depot, TJ Maxx, PetSmart, Michaels Stores, Ulta Salon, Old Country Buffet, Harlem Furniture

Rochester Marketplace Rochester, MN	70,213	09/03	2001/ 2003	5,885,000	100%	Staples, PetsMart

Salem Square Countryside, IL	112,310	08/96	1973/ 1985	—	97%	TJ Maxx, Marshall’s

Schaumburg Promenade Schaumburg, IL	91,831	12/99	1999	11,640,000	78%	DSW Shoe Warehouse, Ashley Furniture

Shakopee Valley Marketplace Shakopee, MN	146,430	12/02	2000/ 2001	7,500,000	98%	Kohl’s, Office Max

Shakopee Valley Outlot Shakopee, MN	12,285	03/06	2007	—	85%	None

Shoppes at Grayhawk Omaha, NE	81,000	02/06	2001/2004	17,259,648	77%	Michael’s

Shops at Orchard Place Skokie, IL	165,141	12/02	2000	—	99%	Best Buy, DSW Shoe Warehouse, Ulta Salon, Pier 1 Imports, Petco, Walter E. Smithe, Factory Card Outlet

University Crossing Mishawaka, IN	111,651	10/03	2003	8,800,000	95%	Marshall’s, Petco, Dollar Tree Stores, Pier One Imports

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy	Anchor Tenants (a)

						Ross, Medical Education Center

Woodfield Plaza Schaumburg, IL	177,160	01/98	1992	12,050,000	98%	Kohl’s, Barnes & Noble, Buy Buy Baby, Joseph A. Banks Clothiers (Sublet to David’s Bridal)

Total	10,416,228			$367,518,279	89%

(a) Anchor tenants are defined as any tenant occupying 10,000 or more square feet.  We use the tenant’s trade name, which may be different than the legal entity named on the lease.

(b) We continue to receive rent from tenants who have vacated but are still obligated under their lease terms.  These tenants continue to pay an amount equal to the contractual obligations under their lease.

(c) Pursuant to the terms of the lease, the tenant has a right to terminate prior to the lease expiration date.

As of March 31, 2010, we owned eighteen investment properties through our unconsolidated joint ventures, comprised of four single-user retail properties, seven neighborhood retail centers, three community centers, one lifestyle center, and three power centers.  These investment properties are located in the states of Illinois (twelve), Maryland (one), Minnesota (one), Nevada (one), New Mexico (one), Pennsylvania (one) and Wisconsin (one).  Tenants of the investment properties are responsible for the payment of some or all of the real estate taxes, insurance and common area maintenance.

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy	Anchor Tenants (a)

Single-User Retail Properties

Bank of America Hunt Valley, MD	377,332	07/08	1972/1997	43,043,555	100%	Bank of America

Bank of America Las Vegas, NV	85,708	07/08	1995	14,806,855	100%	Bank of America

Bank of America Rio Rancho, NM	76,768	07/08	1996	7,235,960	100%	Bank of America

Bank of America Moosic, PA	300,000	07/08	1995	25,213,430	100%	Bank of America

Neighborhood Retail Centers

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy		Anchor Tenants (a)

Cobbler Crossing Elgin, IL	102,643	05/97	1993	8,200,000	95%		Jewel Food Stores

Forest Lake Marketplace Forest Lake, MN	93,853	09/02	2001	8,500,000	98%		MGM Liquor Warehouse, Cub Foods

Mapleview Grayslake, IL	114,804	03/05	2000/2005	13,663,517	100%		Jewel Food Stores

Marketplace at Six Corners Chicago, IL	117,000	11/98	1997	11,931,769	100%		Jewel Food Store, Marshall’s Dept. Store

Ravinia Plaza Orland Park, IL	101,384	11/06	1990	11,282,919	96	%(b)	Borders, Pier 1 Imports, House of Brides

Regal Showplace Crystal Lake, IL	96,928	03/05	1998	9,379,758	100%		Regal Cinemas

The Shoppes at Mill Creek Palos Park, IL	102,422	03/98	1989	8,510,000	94%		Jewel Food Store

Community Centers

Chatham Ridge Chicago, IL	175,991	02/00	1999	15,000,000	99%		Food 4 Less, Marshall’s Dept. Store, Bally Total Fitness

Greentree Centre & Outlot Caledonia, WI	169,268	02/05	1990/1993	6,600,000	97%		Pic n Save, K-Mart

Thatcher Woods Center River Grove, IL	188,213	04/02	1969/1999	13,500,000	91	%(b)	Walgreens, A.J. Wright, Hanging Garden Banquet, Binny’s Beverage Depot, Dominick’s Finer Foods

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy		Anchor Tenants (a)

Lifestyle Center

Algonquin Commons Algonquin, IL	537,469	02/06	2004/2005	91,481,263	85	%(b)	Relax Home Furniture, PetsMart, Office Max, Border’s, Pottery Barn, Old Navy, DSW Warehouse, Discovery, Dick’s Sporting Goods, Trader Joe’s, Ulta

Power Centers

Orland Park Place Orland Park, IL	599,360	04/05	1980/1999	30,959,092	90%

K & G Superstore, Old Navy, Stein Mart, Tiger Direct, Barnes & Noble, DSW Shoe Warehouse, Bed, Bath & Beyond, Sports Authority, Binny’s Beverage Depot, Office Depot, Nordstrom Rack, Dick’s Sporting Goods, Marshall’s

Randall Square Geneva, IL	216,107	05/99	1999	16,500,000	89	%(b)	Marshall’s Dept. Store, Bed, Bath & Beyond, Old Navy, Factory Card Outlet, Famous Footwear, PetSmart, Michaels Stores

Woodfield Commons E/W Schaumburg, IL	207,452	10/98	1973, 1975, 1997	17,500,000	98%		Toys R Us, Luna Carpets, Discovery Clothing, Harlem Furniture, REI Hobby Lobby

Property	Gross Leasable Area (Sq Ft)	Date Acq.	Year Built/ Renovated	Mortgage Payable ($)	Financial Occupancy	Anchor Tenants (a)

Total	3,662,702			$353,308,118	94%

Total /Weighted Average	14,078,930			$720,826,397	90%

(a) Anchor tenants are defined as any tenant occupying 10,000 or more square feet.  We use the tenant’s trade name, which may be different than the legal entity named on the lease.

(b) We continue to receive rent from tenants who have vacated but are still obligated under their lease terms.  These tenants continue to pay an amount equal to the contractual obligations under their lease.

The following table represents an analysis of lease expirations based on the leases in place at March 31, 2010 in our consolidated portfolio.

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (1)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (2)

M-T-M	22	54,993	0.60%	$782	0.65%	$14.22
2010	118	388,023	4.19%	5,555	4.62%	14.32
2011	167	1,143,155	12.36%	13,909	11.58%	12.17
2012	203	1,008,509	10.91%	13,818	11.50%	13.70
2013	196	1,294,955	14.01%	16,635	13.84%	12.85
2014	136	1,155,325	12.50%	14,550	12.11%	12.59
2015	100	645,938	6.99%	8,784	7.31%	13.60
2016	32	209,456	2.26%	3,499	2.92%	16.71
2017	31	774,778	8.38%	9,407	7.83%	12.14
2018	29	507,270	5.49%	6,885	5.74%	13.57
2019+	92	2,062,547	22.31%	26,321	21.90%	12.76

Total/Weighted Average:	1,126	9,244,949	100.00%	$120,145	100.00%	$13.00

(1)          Annualized base rent for all leases in-place at report date based on the rent as of the end of the lease.

(2)          Annualized base rent divided by gross leasable area as of report date.

The following table represents an analysis of lease expirations based on the leases in place at March 31, 2010 in our unconsolidated portfolio.  Amounts in this table include our joint venture partner’s pro rata share.

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (1)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (2)

M-T-M	1	1,200	0.03%	$30	0.06%	$25.00
2010	40	201,160	5.83%	2,510	5.12%	12.48
2011	30	238,755	6.93%	2,794	5.69%	11.70
2012	32	174,381	5.06%	3,013	6.13%	17.28
2013	26	196,681	5.70%	3,057	6.22%	15.54
2014	49	388,727	11.27%	5,750	11.72%	14.79
2015	33	248,014	7.19%	3,885	7.92%	15.66
2016	16	180,679	5.24%	2,319	4.72%	12.83
2017	6	67,214	1.95%	1,334	2.72%	19.85
2018	13	966,105	28.02%	13,424	27.34%	13.89
2019+	28	785,226	22.78%	10,976	22.36%	13.98

Total/Weighted Average:	274	3,448,142	100.00%	$49,092	100.00%	$14.24

(1)          Annualized base rent for all leases in-place at report date based on the rent as of the end of the lease.

(2)          Annualized base rent divided by gross leasable area as of report date.

The following table represents an analysis of lease expirations based on the leases in place at March 31, 2010 in our total portfolio, including those in our unconsolidated joint ventures.  Amounts in this table include our joint venture partner’s pro rata share.

Lease Expiration Year	Number of Leases Expiring	GLA Under Expiring Leases (Sq.Ft.)	Percent of Total Leased GLA	Total Annualized Base Rent ($) (1)	Percent of Total Annualized Base Rent (%)	Annualized Base Rent ($/Sq.Ft.) (2)

M-T-M	23	56,193	0.44%	$812	0.48%	$14.45
2010	158	589,183	4.64%	8,065	4.77%	13.69
2011	197	1,381,910	10.89%	16,703	9.87%	12.09
2012	235	1,182,890	9.32%	16,831	9.94%	14.23
2013	222	1,491,636	11.75%	19,692	11.63%	13.20
2014	185	1,544,052	12.17%	20,300	12.00%	13.15
2015	133	893,952	7.04%	12,669	7.49%	14.17
2016	48	390,135	3.07%	5,819	3.43%	14.92
2017	37	841,992	6.64%	10,741	6.35%	12.76
2018	42	1,473,375	11.61%	20,310	12.00%	13.78
2019+	120	2,847,773	22.43%	37,297	22.04%	13.10

Total/Weighted Average:	1,400	12,693,091	100.00%	$169,239	100.00%	$13.33

(1)          Annualized base rent for all leases in-place at report date based on the rent as of the end of the lease.

(2)          Annualized base rent divided by gross leasable area as of report date.

The following table lists the gross leasable area and approximate physical occupancy levels for our investment properties as of March 31, 2010 and as of December 31, 2009, 2008, 2007, 2006 and 2005.  N/A indicates we did not own the investment property at the end of the year.

Properties	Gross Leaseable Area	March 31, 2010%		2009%	2008%	2007%	2006%	2005%

22nd Street Plaza Outlot, Oakbrook Terrace, IL	9,970	100		100	100	100	99	99
Apache Shoppes, Rochester, MN	60,780	25		25	52	100	96	N/A
Aurora Commons, Aurora, IL	126,908	86		94	94	100	89	98
Bally Total Fitness, St. Paul, MN	43,000	100		100	100	100	100	100
Baytowne Shoppes/Square, Champaign, IL	118,542	87		87	93	99	99	98
Bergen Plaza, Oakdale, MN	258,720	91		93	89	91	88	97
Berwyn Plaza, Berwyn, IL	18,138	100		100	100	100	100	21
Big Lake Town Square, Big Lake, MN	67,858	94		94	94	98	100	N/A
Bohl Farm Marketplace, Crystal Lake, IL	97,287	53		53	65	100	100	100
Brunswick Market Center, Brunswick, OH	119,540	100		99	98	98	95	94
Burnsville Crossing, Burnsville, MN	97,210	61		61	85	89	99	99
Butera Market, Naperville, IL	67,632	86	(a)	86	99	100	100	100
Byerly’s Burnsville, Burnsville, MN	72,339	98		98	100	96	96	96
Carmax, Schaumburg, IL	93,333	100		100	100	100	100	100
Carmax, Tinley Park, IL	94,518	100		100	100	100	100	100
Caton Crossing, Plainfield, IL	83,792	93		93	93	96	96	96
Chestnut Court, Darien, IL	170,027	71	(a)	71	67	99	100	99
Cliff Lake Centre, Eagan, MN	74,182	91		90	85	90	96	100
Crystal Point, Crystal Lake, IL	339,898	99		99	99	100	100	100
Cub Foods, Arden Hills, MN	68,442	100		100	100	100	100	100
Cub Foods, Buffalo Grove, IL	56,192	100		100	100	100	100	100
Cub Foods, Hutchinson, MN	60,208	0	(a)	0	0	0	0	0
Cub Foods, Indianapolis, IN	67,541	0	(a)	0	0	0	0	0
Deer Trace, Kohler, WI	149,881	96		96	96	98	98	100
Deer Trace II, Kohler, WI	24,410	100		100	100	100	100	100
Disney, Celebration, FL	166,131	100		100	100	100	100	100
Dominick’s, Countryside, IL	62,344	100		100	100	100	100	100
Dominick’s, Schaumburg, IL	71,400	100		100	100	100	100	100
Downers Grove Market, Downers Grove, IL	103,419	100		96	97	100	99	100
Eastgate Center, Lombard, IL	131,601	82		86	79	81	85	84
Edinburgh Festival, Brooklyn Park, MN	91,536	80		80	93	92	97	99
Elmhurst City Centre, Elmhurst, IL	39,090	94		94	100	100	100	100
Food 4 Less, Hammond, IN	71,313	100		100	100	100	100	100
Four Flaggs, Niles, IL	304,684	85		86	89	74	95	99
Four Flaggs Annex, Niles, IL	21,425	100		100	100	100	100	100
Gateway Square, Hinsdale, IL	40,170	83		81	89	92	100	96
Glendale Heights Retail, Glendale Heights, IL	68,879	0	(a)	0	0	0	100	100
Golf Road Plaza, Niles, IL	25,884	61		61	86	86	95	99
Grand Hunt Center Outlot, Gurnee, IL	21,222	100		100	100	54	100	100
Grand Traverse Crossings, Traverse City, MI	21,337	0		0	0	0	0	0
Hammond Mills, Hammond, IN	7,488	100		100	100	100	100	100
Hartford Plaza, Naperville, IL	43,762	97		97	100	100	100	95
Hawthorn Village Commons, Vernon Hills, IL	98,806	97		95	99	96	83	96
Hickory Creek Marketplace, Frankfort, IL	55,831	81		81	97	91	86	89
Home Goods Riverdale, Coon Rapids, MN	25,145	100		100	100	100	100	100
Homewood Plaza, Homewood, IL	19,000	0	(a)	0	100	100	100	100
Iroquois Center, Naperville, IL	140,981	75	(a)	74	93	98	95	99

Properties	Gross Leaseable Area	March 31, 2010%		2009%	2008%	2007%	2006%	2005%
Joliet Commons, Joliet, IL	158,922	87		87	100	92	100	100
Joliet Commons Phase II, Joliet, IL	40,395	100		100	100	100	100	79
Lake Park Plaza, Michigan City, IN	115,082	86		86	91	70	72	72
Lansing Square, Lansing, IL	233,508	21	(a)	39	87	58	88	89
Mallard Crossing, Elk Grove Village, IL	82,929	89		89	91	97	100	100
Mankato Heights, Mankato, MN	155,173	99		99	99	97	99	97
Maple Grove Retail, Maple Grove, MN	79,130	97		97	97	91	97	97
Maple Park Place, Bolingbrook, IL	218,762	74	(a)	74	99	98	100	97
Medina Marketplace, Medina, OH	72,781	100		100	95	98	100	100
Michael’s, Coon Rapids, MN	24,240	100		100	100	100	100	100
Mundelein Plaza, Mundelein, IL	16,803	90		90	90	89	100	100
Nantucket Square, Schaumburg, IL	56,981	94		94	85	95	77	94
Naper West, Naperville, IL	214,812	88		91	94	74	85	85
Northgate Center, Sheboygan, WI	73,647	96		96	98	98	98	95
Oak Forest Commons, Oak Forest, IL	108,330	94		94	95	93	99	31
Oak Forest Commons III, Oak Forest, IL	7,424	24		0	0	38	76	76
Oak Lawn Town Center, Oak Lawn, IL	12,506	90		90	100	100	100	100
Oliver Square, West Chicago, IL	77,637	0		0	100	100	100	0
Orland Greens, Orland Park, IL	45,031	60		63	88	90	91	92
Orland Park Place Outlots, Orland Park, IL	11,900	0		N/A	N/A	N/A	N/A	N/A
Orland Park Retail, Orland Park, IL	8,500	16		16	80	100	100	100
Park Avenue Centre, Highland Park, IL	64,943	50		50	100	67	67	29
Park Center, Tinley Park, IL	194,479	76		76	90	90	66	97
Park Place Plaza, St. Louis Park, MN	88,999	98		100	100	100	100	100
Park Square, Brooklyn Park, MN	137,109	89		90	87	94	94	50
Park St. Claire, Schaumburg, IL	11,859	100		100	35	35	100	100
PetSmart, Gurnee, IL	25,692	100		100	100	100	100	100
Pic ‘N Save, Waupaca, WI	63,780	100		100	100	100	100	N/A
Pine Tree Plaza, Janesville, WI	187,413	98		98	99	99	100	98
Plymouth Collection, Plymouth, MN	45,915	100		100	100	89	100	100
Quarry Outlot, Hodgkins, IL	9,650	100		100	100	100	67	100
Quarry Retail, Minneapolis, MN	281,648	99		99	99	99	99	97
Rite-Aid, Chattanooga, TN	10,908	100		100	100	100	100	100
River Square, Naperville, IL	58,260	67		84	86	92	92	100
Riverdale Commons, Coon Rapids, MN	175,802	99		98	99	78	100	100
Riverdale Commons Outlot, Coon Rapids, MN	6,566	100		100	100	100	100	100
Riverplace Center, Noblesville, IN	74,414	98	(a)	98	96	94	100	97
Rivertree Court, Vernon Hills, IL	298,862	93		93	97	97	94	99
Rochester Marketplace, Rochester, MN	70,213	100		100	97	100	100	54
Rose Plaza, Elmwood Park, IL	24,204	100		100	100	100	100	100
Rose Plaza East, Naperville, IL	11,658	86		86	86	88	88	100
Rose Plaza West, Naperville, IL	14,335	71		71	71	41	100	89
Salem Square, Countryside, IL	112,310	97		97	97	100	100	100
Schaumburg Golf Road Retail, Schaumburg, IL	9,988	0		100	0	100	100	100
Schaumburg Plaza, Schaumburg, IL	61,485	94		94	94	92	91	91
Schaumburg Promenade, Schaumburg, IL	91,831	78		90	93	100	100	100
Shakopee Outlot, Shakopee, MN	12,285	85		85	100	100	N/A	N/A
Shakopee Valley Marketplace, Shakopee, MN	146,430	98		98	100	99	99	100
Shannon Square Shoppes, Arden Hills, MN	29,196	100		96	100	92	84	100
Shingle Creek, Brooklyn Center, MN	39,456	89		89	89	91	98	73
Shoppes at Grayhawk, Omaha, NB	81,000	77		79	91	93	96	N/A
Shops at Coopers Grove, Country Club Hills, IL	72,518	20		20	20	23	18	16
Shops at Orchard Place, Skokie, IL	165,141	99		97	97	94	95	98

Properties	Gross Leaseable Area	March 31, 2010%		2009%	2008%	2007%	2006%	2005%
Six Corners Plaza, Chicago, IL	80,650	74		74	95	97	97	97
Skokie Fashion Square, Skokie, IL	84,580	50		50	80	96	100	96
Skokie Fashion Square II, Skokie, IL	7,151	100		100	100	100	100	100
Springboro Plaza, Springboro, OH	154,034	100		100	100	100	100	100
St. James Crossing, Westmont, IL	49,994	85		85	100	88	78	98
Staples, Freeport, IL	24,049	100		100	100	100	100	100
Stuart’s Crossing, St. Charles, IL	85,529	93		93	93	93	95	95
The Plaza, Brookfield, WI	107,952	86		70	95	97	90	98
The Shops of Plymouth Town Center, Plymouth, MN	84,003	98		97	100	100	100	100
Townes Crossing, Oswego, IL	105,989	93		91	97	100	98	100
Two Rivers Plaza, Bolingbrook, IL	57,900	80	(a)	80	100	100	100	100
University Crossings, Mishawaka, IN	111,651	95		95	82	69	92	100
Verizon, Joliet, IL	4,504	100		100	100	100	100	100
Village Ten Center, Coon Rapids, MN	211,472	98		98	97	98	98	98
Walgreens, Jennings, MO	15,120	100		100	100	100	100	100
Wauconda Crossings, Wauconda, IL	90,290	15	(a)	15	17	99	99	N/A
Wauconda Shopping Center, Wauconda, IL	34,137	93		93	84	76	31	100
Westriver Crossings, Joliet, IL	32,452	77		59	75	96	96	100
Winnetka Commons, New Hope, MN	42,415	84		77	89	85	87	78
Woodfield Plaza, Schaumburg, IL	177,160	98		98	78	99	99	94
Woodland Commons, Buffalo Grove, IL	170,122	92		91	95	95	91	97
Woodland Heights, Streamwood, IL	120,436	92		95	88	94	93	93
Sub-total	10,416,228

(a)     Tenant has vacated their space but is still contractually obligated under their lease to pay rent.

The following table lists the gross leasable area and approximate physical occupancy levels for our investment properties in our unconsolidated joint ventures as of March 31, 2010 and as of December 31, 2009, 2008, 2007, 2006 and 2005.  N/A indicates we did not own the investment property at the end of the year.

Properties	Gross Leaseable Area	March 31, 2010%		2009%	2008%	2007%	2006%	2005%

Algonquin Commons, Algonquin, IL	537,469	83	(a)	84	83	88	97	N/A
Bank of America, Moosic, PA	300,000	100		100	100	N/A	N/A	N/A
Bank of America, Las Vegas, NV	85,708	100		100	100	N/A	N/A	N/A
Bank of America, Hunt Valley, MD	377,332	100		100	100	N/A	N/A	N/A
Bank of America, Rio Rancho, NM	76,768	100		100	100	N/A	N/A	N/A
Chatham Ridge, Chicago, IL	175,991	99		99	63	67	69	99
Cobbler Crossing, Elgin, IL	102,643	95		95	89	97	99	94
Forest Lake Marketplace, Forest Lake, MN	93,853	98		95	98	100	100	100
Greentree Centre & Outlot, Caledonia, WI	169,268	97		97	97	97	97	94
Mapleview, Grayslake, IL	114,804	95	(a)	100	96	94	92	93
Marketplace at Six Corners, Chicago, IL	117,000	100		96	100	100	100	100
Orland Park Place, Orland Park, IL	599,360	90		91	98	99	94	93
Randall Square, Geneva, IL	216,107	89	(a)	89	99	99	99	100
Ravinia Plaza, Orland Park, IL	101,384	95	(a)	95	98	96	81	N/A
Regal Showplace, Crystal Lake, IL	96,928	100		97	88	100	100	96
Thatcher Woods, River Grove, IL	188,213	88	(a)	91	91	97	98	98
The Shoppes at Mill Creek, Palos Park, IL	102,422	94		95	98	97	99	99

Properties	Gross Leaseable Area	March 31, 2010%	2009%	2008%	2007%	2006%	2005%
Woodfield Commons-East/West, Schaumburg, IL	207,452	98	98	71	95	99	90
Sub-total	3,662,702

Grand Total	14,078,930

(a)     Tenant has vacated their space but is still contractually obligated under their lease to pay rent.

Insurance

We believe that all of the properties that we currently own or that we intend to acquire are, or will be, adequately insured.

Depreciation Expense

We calculate depreciation expense for federal income tax purposes by using the straight-line method.  For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of 40 and 20 years, respectively.

OUR POLICIES

Restrictions on Borrowing

Our board of directors will review, at least quarterly, the aggregate amount of our borrowings, both secured and unsecured, to ensure that the borrowings are reasonable in relation to our net assets.  In general, our aggregate borrowings secured by all our assets may not exceed 300% of our net assets.  For these purposes, “net assets” are defined as total assets, other than intangibles, at cost before deducting depreciation or other non-cash reserves less total liabilities, calculated at least quarterly on a basis consistently applied.  Any borrowings exceeding this limit must be approved by a majority of our independent directors.

Transactions with Affiliates

We may not sell property or make loans (except as otherwise provided herein) to any director or affiliates thereof.  In all other cases in which we may enter into a transaction with a director or affiliates thereof, an appraisal must be obtained from an independent expert concerning the underlying property. The appraisal will be maintained in our records for at least five years, and will be available for inspection and duplication by any stockholder. We may not purchase property from, borrow money from, invest in joint ventures with or enter into transactions with any director or affiliates thereof, unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction determines that the transaction is fair and reasonable to us and is on terms and conditions no less favorable than from unaffiliated third parties. With respect to property which we purchase from a director or affiliate thereof, the price to us may not exceed the cost of the assets of that director or affiliate thereof, or if the price to us is in excess of that cost, substantial justification for the excess must exist, and the excess must be reasonable. In no event may the cost of the asset to us ever exceed its current appraised value.

Restrictions on Investments

Our charter prohibits us from making certain investments, as follows:

•              not more than 10% of our total assets may be invested in unimproved real property or mortgage loans on unimproved real property.  For purposes of this paragraph, “unimproved real properties” does not include properties under construction, under contract for development or plan for development within one year;

•              we may not invest in commodities or commodity future contracts. This limitation is not intended to apply to interest rate futures, when used solely for hedging purposes;

•              we may not invest in or make mortgage loans unless an appraisal is obtained concerning the underlying property. Mortgage indebtedness on any property may not exceed that property’s appraised value. In cases in which the majority of our independent directors so determine, and in all cases in which the mortgage loan involves our directors or any affiliates, the appraisal must be obtained from an independent expert concerning the underlying property. The appraisal will be maintained in our records for at least five years, and will be available for inspection and duplication by any stockholder. In addition to the appraisal, a mortgagee’s or owner’s title insurance policy or commitment as to the priority of the mortgage or condition of the title must be obtained. We may not invest in real estate contracts of sale otherwise known as land sale contracts;

•              we may not make or invest in mortgage loans, including construction loans, on any one property if the aggregate amount of all mortgage loans outstanding on the property, including our loans, would exceed an amount equal to 85% of the appraised value of the property as determined by appraisal unless substantial justification exists because of the presence of other underwriting criteria provided that the loans would in no event exceed the appraised value of the property at the date of the loans;

•              we may not make or invest in any mortgage loans that are subordinate to any mortgage or equity interest of any director or affiliates thereof;

•              we may not invest in equity securities unless a majority of our directors (including a majority of our independent directors) not otherwise interested in the transaction approves the transaction as being fair, competitive and commercially reasonable.  Investments in entities affiliated with any directors or affiliates thereof are subject to the restrictions on joint venture investments;

•              we may not issue:  (i) redeemable equity securities; (ii) debt securities unless the historical debt service coverage (in the most recently completed fiscal year) as adjusted for known charges is sufficient to properly service the higher level of debt; (iii) options or warrants to purchase shares of our common stock to any directors, or their affiliates except on the same terms as sold to the general public, provided that we may issue options or warrants to persons not affiliated with us at exercise prices not less than the fair market value of such securities on the date of grant and for consideration (which may include securities that in the judgment of our independent directors have a market value not less than the value of such option on the date of grant); options or warrants issuable to directors or affiliates thereof shall not exceed an amount equal to 10% of the outstanding shares of our common stock on the date of grant of any options or warrants; or (iv) shares of our common stock on a deferred payment basis or similar arrangement;

•              to the extent we invest in real property, a majority of our directors must determine the consideration paid for that real property, based on the fair market value of the property. If a majority of our independent directors determine, or if the real property is acquired from any director, or affiliates thereof, the fair market value shall be determined by a qualified independent real estate appraiser selected by our independent directors;

•              we may not invest in indebtedness (herein referred to as “junior debt”) secured by a mortgage on real property which is subordinate to the lien of other indebtedness (herein referred to as “senior debt”), except where the amount of such junior debt, plus the outstanding amount of the senior debt, does not exceed 90% of the appraised value of such property, if after giving effect thereto, the value of all of our investments (as shown on our books in accordance with generally accepted accounting principles, after all reasonable reserves but before provision for depreciation) would not then exceed 25% of our tangible assets. The value of all of our investments in junior debt which does not meet the aforementioned requirements would be limited to 10% of our tangible assets (which would be included within the 25% limitation);

•              we may not engage in trading, as compared with investment activities; and

•              we may not engage in underwriting or the agency distribution of securities issued by others.

Reports to Security Holders

Each year, within 120 days after the close of our fiscal year, we submit our annual report to each stockholder concerning our operations for each prior fiscal year, which contains financial statements prepared in accordance with generally accepted accounting principles which are audited and reported on by independent certified public accountants.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations relating to (i) the tender of Old Notes for cash or New Notes pursuant to the tender/exchange offer; (ii) the ownership and sale or other disposition of New Notes; and (iii) our qualification and taxation as a REIT and the ownership and disposition of shares of our common stock.  This summary is for general information only and is not tax advice.

This information is based on:

•              the Code;

•              current, temporary and proposed Treasury Regulations promulgated under the Code;

•              the legislative history of the Code;

•              current administrative interpretations and practices of the Internal Revenue Service (the “IRS”); and

•              court decisions;

in each case, as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS except with respect to the particular taxpayers who requested and received those rulings. Future legislation, Treasury Regulations, administrative interpretations and practices or court decisions may adversely affect the tax considerations contained in this discussion. Any change of this type could apply retroactively to transactions preceding the date of the change. We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment with respect to matters contained in this discussion, and the statements in this prospectus are not binding on the IRS or any court. Thus, we can provide no assurance that the tax considerations contained in this summary will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. This summary does not discuss any state, local or foreign tax considerations.

This summary applies only to persons who hold the Old Notes and the New Notes, as the case may be, or, if applicable, our common stock, as capital assets within the meaning of Section 1221 of the Code (that is, generally for investment purposes) and does not address the tax consequences to subsequent purchasers of the New Notes. This summary does not discuss all aspects of federal income taxation that may be relevant to holders in light of their special circumstances or to holders subject to special tax rules (such as financial institutions, insurance companies, tax-exempt organizations (except as specifically discussed below), regulated investment companies, REITs, partnerships (including any entity classified as a partnership for U.S. federal income tax purposes), dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who hold the New Notes or our common stock, as applicable, through a partnership or other passthrough entity, persons subject to alternative minimum tax, persons holding the New Notes or our common stock, as applicable, as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, U.S. holders (as defined below) whose functional currency is not the U.S. dollar or persons who have ceased to be U.S. citizens or to be taxed as resident aliens). This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

You are urged to consult your tax advisors regarding the tax consequences to you of:

•              the tender of Old Notes for cash or New Notes pursuant to the tender/exchange offer;

•              the ownership and sale or other disposition of New Notes;

•              the acquisition, ownership and sale or other disposition of our common stock, including the federal, state, local, foreign and other tax consequences;

•              our election to be taxed as a REIT for federal income tax purposes; and

•              potential changes in the tax laws.

As used in this summary, the term “U.S. holder” means a beneficial owner of an Old Note or a New Note, as the case may be, or, if applicable, our common stock, that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person (as defined under the Code).

As used in this summary, the term “non-U.S. holder” means a beneficial owner of an Old Note or a New Note, as the case may be (other than a partnership, including any entity classified as a partnership for U.S. federal income tax purposes), or, if applicable, our common stock, that is not a U.S. holder.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of an Old Note or a New Note, as the case may be, or, if applicable, our common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Holders of Old Notes or New Notes that are partnerships and partners in those partnerships are urged to consult their tax advisors regarding the United States federal income tax consequences of the exchange of Old Notes for New Notes pursuant to the tender/exchange offer.

THIS SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE TENDERING OR EXCHANGE OF THE OLD NOTES OR THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES OR COMMON STOCK ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Tax Consequences to Tendering U.S. Holders

Treatment of Tender of Old Notes for Cash

The tender of a debt instrument to its issuer for cash is a taxable sale or exchange of the debt instrument.  Upon the tender of Old Notes for cash, U.S. holders generally recognize capital gain or loss equal to the difference between (1) the cash received (except to the extent the cash is attributable to accrued but unpaid interest not previously included in gross income, which generally is taxable as ordinary income) and (2) the U.S. holder’s adjusted tax basis in the Old Notes. Generally, a U.S. holder’s “adjusted tax basis” for an outstanding note is equal to the cost of the note to the U.S. holder, increased, if applicable, by any market discount (described below) previously included in income by the U.S. holder under an election to include market discount in gross income currently as it accrues (including any market discount included in the taxable year of the exchange prior to the date of the exchange), and reduced (but not below zero) by the accrual of any amortizable bond premium which the U.S. holder has previously elected to offset against interest payments on the note. The capital gain or loss is long-term capital gain or loss if, at the time of the tender, the U.S. Holder has held the Old Note for more than one year. Long-term capital gain recognized by certain non-corporate U.S. holders, including individuals, generally is subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Treatment of Exchange of Old Notes for New Notes

In general, the modification of a debt instrument, whether effected pursuant to an amendment of the terms of the debt instrument or an actual exchange of an existing debt instrument for a new debt instrument, is treated for

U.S. federal income tax purposes as an exchange of the existing debt instrument for a new debt instrument only if there is deemed to be a “significant modification” of the existing debt instrument. A modification is considered significant if, based on all the facts and circumstances, the legal rights and obligations under the new debt instrument differ from those under the existing debt instrument to a degree that is economically significant. Under a provision of the Treasury Regulations interpreting the meaning of “significant modification,” a modification of a debt instrument results in a significant modification if the yield of the modified debt instrument differs from the yield on the unmodified debt instrument, computed under special rules set forth in the Treasury Regulations, by more than the greater of (1) 0.25% (twenty-five basis points) or (2) 5% of the annual yield of the unmodified debt instrument.  Under this rule, the modification of the Old Notes, as reflected by the New Notes, constitutes a significant modification of the Old Notes.  Accordingly, we intend to take the position that the exchange of the Old Notes for the New Notes is treated for U.S. federal income tax purposes as an exchange of the Old Notes for the New Notes (and not a continuation of the Old Notes), and the remainder of this discussion assumes this tax treatment.

The tax consequences of the exchange of Old Notes for New Notes depends on whether the Old Notes and the New Notes are considered “securities” for U.S. federal income tax purposes. We intend to take the position that the Old Notes and the New Notes constitute securities for United States federal income tax purposes. However, the matter is not free from doubt. The determination of whether a debt instrument constitutes a security depends upon an evaluation of all of the terms and conditions of, and other facts and circumstances relating to, the instrument, with the term of the instrument usually regarded as one of the most significant factors, and upon the application of numerous judicial and administrative decisions and rulings. Although a debt instrument with a term of more than ten years generally is considered to be a security, no authority clearly addresses the impact of the redemption, repurchase and conversion rights of the type applicable to the Old Notes and the New Notes on the determination of the term of the debt instrument for purposes of determining whether the debt instrument is a security. If both the Old Notes and the New Notes constitute securities for United States federal income tax purposes, the exchange should qualify as a recapitalization (and therefore, a generally tax-free reorganization), and U.S. holders of the Old Notes should not recognize any gain or loss on the exchange. U.S. holders generally should have a tax basis in the New Notes equal to their tax basis in the Old Notes, and should have a holding period for the New Notes that includes the holding period for the Old Notes.

If the exchange of the Old Notes for the New Notes does not qualify for treatment as a recapitalization, a U.S. holder of the Old Notes will recognize gain or loss for U.S. federal income tax purposes upon the exchange in an amount equal to the difference between (i) the U.S. holder’s adjusted tax basis in the Old Notes and (ii) the issue price of the New Notes deemed to be received in exchange therefor, except to the extent attributable to accrued but unpaid interest not previously included in income, which generally is taxable as ordinary income. Generally, a U.S. holder’s “adjusted tax basis” for an outstanding note is equal to the cost of the note to the U.S. holder, increased, if applicable, by any market discount (described below) previously included in income by the U.S. holder under an election to include market discount in gross income currently as it accrues (including any market discount included in the taxable year of the exchange prior to the date of the exchange), and reduced (but not below zero) by the accrual of any amortizable bond premium which the U.S. holder has previously elected to offset against interest payments on the note. Subject to the treatment of a portion of any gain as ordinary income to the extent of any market discount accrued on the Old Notes and not previously included in income by the U.S. holder, or to the extent attributable to accrued but unpaid interest not previously included in income, any gain or loss is capital gain or loss and is long-term capital gain or loss if the U.S. holder has held the Old Notes for more than one year as of the date of the exchange. Long-term capital gain recognized by certain non-corporate U.S. holders, including individuals, generally is subject to a reduced tax rate. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. A U.S. holder’s holding period for a New Note generally commences on the date immediately following the date of the exchange, and the U.S. holder’s initial tax basis in the New Note is the issue price of the New Note.   If a deemed exchange of Old Notes for New Notes is treated as a wash sale within the meaning of Section 1091 of the Code, however, tendering U.S. holders are not allowed to recognize currently any loss resulting from the deemed exchange.  Instead, this loss is deferred, and is reflected as an increase in the tax basis of the New Notes.  U.S. holders are urged to consult their tax advisors regarding whether a deemed exchange of Old Notes for New Notes may be subject to the wash sale rules.

An exception to the capital gain treatment described above may apply to a U.S. holder who purchased an outstanding Old Note with “market discount.” Subject to a statutory de minimis exception, market discount is the excess of the principal amount of the note over a U.S. holder’s tax basis in the note immediately after its acquisition. In general, unless a U.S. holder has elected to include market discount in income currently as it accrues, any gain realized by the U.S. holder on the sale, exchange or other disposition of a note having market discount is treated as ordinary income to the extent of the market discount that has accrued (on a straight line basis or, at the election of the U.S. holder, on a constant yield basis) while the note was held by the U.S. holder. If the exchange qualifies as a recapitalization, however, any market discount on the Old Notes prior to the exchange will survive the exchange and become market discount on the New Notes.

A U.S. holder acquires a New Note with acquisition premium if the holder’s initial basis in the New Note exceeds the issue price of the New Note but does not exceed its stated redemption price at maturity. In connection with the exchange of Old Notes for New Notes, the creation of acquisition premium occurs only if (1) the exchange qualifies as a recapitalization, (2) the U.S. holder’s adjusted tax basis in the Old Notes is greater than the fair market value of the New Notes, determined as of the date of the exchange, and (3) the New Notes are treated as being issued with OID. Acquisition premium reduces the amount of any OID that the U.S. Holder otherwise is required to include in income for a year by the portion of the acquisition premium properly allocable to that year.

If the exchange of Old Notes for New Notes is treated either as a recapitalization or a taxable exchange, the tax treatment of the New Notes depends on the “issue price” of the New Notes and might differ significantly from that of the Old Notes. If either the Old Notes or the New Notes (or both) are treated properly as traded on an established securities market within the meaning of Section 1273(b) of the Code, the issue price of the New Notes will be the fair market value of the Old Notes (if the New Notes are not publicly traded) or the New Notes (if the New Notes are publicly traded), as applicable, at the time of the exchange. In such case, the New Notes will be issued with original issue discount if their stated redemption price at maturity (generally, the amount we are required to pay upon maturity of the New Notes) exceeds their issue price, or, alternatively, will be issued with amortizable bond premium if a U.S. holder’s adjusted tax basis in the New Notes exceeds their stated redemption price at maturity. If neither the Old Notes nor the New Notes are properly treated as traded on an established securities market, then the issue price of the New Notes will equal their stated principal amount.

Subject to a statutory de minimis exception, a U.S. holder is required to include any original issue discount in respect of the New Notes in income on a constant yield to maturity basis over the term of the New Notes and in advance of the receipt of cash payments attributable to such income. Subject to applicable limitations, a U.S. holder may elect to amortize any bond premium in respect of the New Notes as an offset to interest income otherwise required to be included in income in respect of the New Notes during the taxable year. We intend to take the position that the Old Notes are publicly traded on an established market because we have concluded that the Old Notes appear on a “quotation medium,” in which a system of general circulation provides a reasonable basis to determine fair market value by disseminating actual prices of recent transactions with respect to the Old Notes.  We anticipate that the New Notes also will appear on this “quotation medium” and thus will be traded on an established market.  If, contrary to our expectation, the New Notes are not traded on an established market, then the issue price of a New Note will be equal to the fair market value of an Old Note on the date of the exchange.  Otherwise, the issue price of a New Note will be equal to its fair market value on the date of the exchange. Based on the determination of this value, the New Notes likely will have either OID or amortizable bond premium.

Interest on the New Notes

U.S. holders generally will be required to recognize any stated interest as ordinary income at the time it is paid or accrued on the New Notes in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes.  U.S. holders also will be required to recognize as ordinary income any amount required to be included as OID in any taxable year (without regard to the U.S. holder’s method of accounting).

Sale, Exchange, Redemption or Other Taxable Disposition of the New Notes

Upon the sale, exchange, redemption or other taxable disposition of a New Note (other than a conversion of a New Note into cash and our common stock described below under “— Conversion of the New Notes”), U.S. holders generally recognize capital gain or loss equal to the difference between (1) the sum of cash plus the fair market value of all other property received on the disposition (except to the extent the cash or property is attributable to accrued but unpaid interest not previously included in gross income, which generally is taxable as ordinary income) and (2) the U.S. holder’s adjusted tax basis in the New Note. A U.S. holder’s adjusted tax basis in a New Note generally equals its “issue price,” as adjusted (as described above under “—Treatment of Exchange of Old Notes for New Notes”). The capital gain or loss is long-term capital gain or loss if, at the time of the disposition, the U.S. holder has held the New Note for more than one year. Long-term capital gain recognized by certain non-corporate U.S. holders, including individuals, generally is subject to a reduced tax rate. The deductibility of capital losses is subject to limitations.

Conversion of the New Notes

If you convert a New Note and we deliver solely cash in satisfaction of our obligation, you generally will be subject to the rules described under “ —Sale, Exchange, Redemption or Other Taxable Disposition of the New Notes,” above.

The U.S. federal income tax treatment of the conversion of a New Note into our common stock and cash is uncertain. U.S. holders should consult their tax advisors to determine the correct treatment of the conversion. It is possible that the conversion may be treated as a partially taxable exchange as briefly discussed below.

Cash received in lieu of a fractional share of common stock generally should be treated as a payment in exchange for the fractional share of common stock rather than as a dividend. Therefore, a U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes upon the receipt of cash in lieu of a fractional share of common stock in an amount equal to the difference between the amount of cash received and the U.S. holder’s adjusted tax basis in the fractional share of common stock. This capital gain or loss will be taxable in the same manner as capital gain or loss on a taxable disposition of a New Note, as described under “ —Sale, Exchange, Redemption or Other Taxable Disposition of the New Notes” above. Cash received that is attributable to accrued interest income not previously included in income will be taxable as ordinary income.

Possible treatment as Part Conversion and Part Redemption

The conversion of a New Note into shares of our common stock and cash may be treated for U.S. federal income tax purposes as in part a conversion into our common stock and in part a payment in redemption of a portion of the New Note. In that event, a U.S. holder will not recognize any income, gain or loss with respect to the portion of the New Note considered to be converted into our common stock, except with respect to any cash received in lieu of a fractional share of our common stock (which will be treated in the manner described above in “—Conversion of the New Notes”) and except for any common stock received that is attributable to accrued but unpaid interest not previously included in gross income (which will be treated in the manner described above in “—Payment of Interest on the New Notes”). A U.S. holder’s adjusted tax basis in our common stock received upon conversion generally will be equal to the portion of the U.S. holder’s adjusted tax basis in the New Note allocable to the portion of the New Note deemed converted (less the tax basis allocable to any fractional shares of common stock for which the U.S. holder receives cash). The U.S. holder’s holding period for our common stock generally will include the period during which the U.S. holder held the New Note. With respect to the part of the conversion that is treated under this characterization as a payment in redemption of the remaining portion of the New Note, a U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received (except for any cash received in lieu of fractional shares of our common stock and cash attributable to accrued but unpaid interest not previously included in gross income) and the U.S. holder’s adjusted tax basis allocable to that portion of the New Note. The gain or loss will be long-term capital gain or loss if the U.S. holder held the New Note for more than one year. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gain generally is eligible for a reduced rate of U.S. federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

Possible Treatment as a Recapitalization

The conversion of a New Note into our common stock and cash may instead be treated in its entirety as a recapitalization for U.S. federal income tax purposes, in which case a U.S. holder will be required to recognize any gain arising on the conversion but will not be allowed to recognize any loss. Accordingly, the tax treatment may be less favorable to a U.S. holder than if the conversion is treated as part conversion and part redemption, as described above. If the conversion constitutes a recapitalization, a U.S. holder generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the excess (if any) of (a) the amount of cash and the fair market value of our common stock (treating fractional shares of our common stock as received for this purpose) in the exchange over (b) the U.S. holder’s adjusted tax basis in the New Note; and (2) the amount of cash received upon conversion. For the purpose of determining the amount of gain recognized upon conversion, the amount of cash received upon conversion will not include cash received in lieu of fractional shares of our common stock (which will be treated in the manner described above in “—Conversion of the New Notes”) or cash attributable to accrued but unpaid interest (which will be treated in the manner described above in “—Payment of Interest on the New Notes”). A U.S. holder will have an aggregate tax basis in our common stock received in the conversion equal to the aggregate tax basis of the New Note converted (less any tax basis allocable to any fractional shares of our common stock deemed received in the conversion), decreased by the aggregate amount of cash (other than cash in lieu of fractional shares of our common stock and cash attributable to accrued but unpaid interest not previously included in gross income) received upon conversion and increased by the aggregate amount of gain (if any) recognized upon conversion (other than gain realized as a result of cash received in lieu of fractional shares of our common stock). The holding period for our common stock received will include the period during which the U.S. holder held the New Note. Any gain recognized will be long-term capital gain if the U.S. holder has held the New Note for more than one year.  Long-term capital gain recognized by certain non-corporate U.S. holders, including individuals, generally is subject to a reduced tax rate.

U.S. holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences resulting from the exchange of New Notes into a combination of cash and our common stock.

In the event we undergo certain transactions as described under “Description of the New Notes — Conversion Rights — Conversion upon Specified Transactions,” the conversion rate and the related conversion obligation may be adjusted so that a U.S. holder may receive shares of common stock of an acquirer upon conversion of the New Notes. Depending on the facts and circumstances at the time of the change in control, the adjustment may result in a deemed exchange of the outstanding New Notes, which may be a taxable event for U.S. federal income tax purposes. Each U.S. holder should consult the holder’s tax advisor regarding the U.S. federal income tax consequences of an adjustment.

Constructive Distributions

Holders of convertible debt instruments such as the New Notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion rate of the instruments is adjusted. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, generally are not deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the New Notes may not qualify as being pursuant to a bona fide reasonable adjustment formula. For example, a constructive distribution will result if the conversion rate is adjusted to compensate holders of New Notes for distributions of cash to our stockholders. The adjustment to the conversion rate of New Notes converted in connection with certain changes in control, as described under “Description of Notes — Conversion Rate Adjustments — Make Whole Upon Certain Change in Control Transactions,” also may be treated as a constructive distribution. If the adjustments are made, a U.S. holder may be deemed to have received constructive distributions includible in the holder’s income in the manner described below under “—Taxation of U.S. Holders —Distributions” even though the U.S. holder has not received any cash or property as a result of the adjustments. In addition, in certain circumstances, the failure to provide for this adjustment may also result in a constructive distribution to a U.S. holder.

Backup Withholding and Information Reporting

We are required to furnish to the record holders of the New Notes, other than corporations and other exempt holders, and to the IRS, information with respect to payments of interest (including any accrued OID) on the New Notes.

A U.S. holder may be subject to backup withholding with respect to payments of interest (including any accrued OID) on the New Notes or with respect to proceeds received from a disposition of the New Notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to backup withholding. Each U.S. holder is subject to backup withholding if the holder is not otherwise exempt and the holder (1) fails to furnish the holder’s taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number; (2) furnishes an incorrect TIN; (3) is notified by the IRS that the holder has failed to report properly payments of interest or dividends; or (4) fails to certify, under penalties of perjury, that the holder has furnished a correct TIN and that the IRS has not notified the holder that the holder is subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. A U.S. holder generally is entitled to credit any amounts withheld under the backup withholding rules against the holder’s U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Tax Consequences to Non-Tendering U.S. Holders

If the Indenture Amendment is adopted, the U.S. federal income tax consequences to non-tendering U.S. holders will depend on whether under applicable Treasury Regulations, the adoption of the Indenture Amendment constitutes a “significant modification” of the Old Notes.  If the adoption of the Indenture Amendment constitutes a significant modification of the Old Notes, non-tendering U.S. holders will be deemed to have exchanged their Old Notes for new notes (“Amended Notes”).

Under a provision of the Treasury Regulations, the modification of a debt instrument is a significant modification if, based on the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.”  The Treasury Regulations provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification.

The Company intends to take the position that the adoption of the Indenture Amendment would not cause a significant modification of the Old Notes under the Treasury Regulations, and therefore would not result in a deemed exchange of the Old Notes for U.S. federal income tax purposes.  If the adoption of the Indenture Amendment constitutes a significant modification of the Old Notes, then a non-tendering U.S. holder generally will be subject to the same U.S. federal income tax treatment with respect to the deemed exchange of the Old Notes for the Amended Notes as a tendering U.S. holder who elects to receive New Notes is subject with respect to the exchange of the Old Notes for the New Notes.  See “— Tax Consequences to Tendering U.S. Holders” above.

Tax Consequences to Tendering Non-U.S. Holders

Treatment of Tender of Old Notes for Cash

The tender of a debt instrument to its issuer for cash is a taxable sale or exchange of the debt instrument.  Upon the tender of Old Notes for cash, a non-U.S. holder generally realizes capital gain or loss equal to the difference between (1) the cash received (except to the extent the cash is attributable to accrued but unpaid interest not previously included in gross income, which generally is taxable as interest income in the manner described under “—Tax Consequences to Tendering Non-U.S. Holders — Interest on the New Notes” below) and (2) the non-U.S. holder’s adjusted tax basis in the Old Notes. Generally, a non-U.S. holder’s “adjusted tax basis” for an outstanding note is equal to the cost of the note to the non-U.S. holder, increased, if applicable, by any market discount (described below) previously included in income by the non-U.S. holder under an election to include market discount in gross income currently as it accrues (including any market discount included in the taxable year of the exchange prior to the date of the exchange), and reduced (but not below zero) by the accrual of any amortizable bond premium which the non-U.S. holder has previously elected to offset against interest payments on the note. The U.S. federal income tax treatment to the non-U.S. holder in connection with the tender of the Holder’s Old Notes is the same as the treatment in connection with a sale, exchange, redemption or other taxable disposition by a Non-U.S. Holder of a New Note discussed below.  See “—Tax Consequences to Tendering Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Disposition of the New Notes” below.

Treatment of Exchange of Old Notes for New Notes

Non-U.S. holders generally are not subject to U.S. federal income tax on gain, if any, recognized in connection with the exchange of Old Notes for New Notes unless (i) income in respect of the notes is treated as effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder), (ii) in the case of a non-resident alien individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the year of the exchange and certain other conditions are met , or (iii) the Old Notes constitute USRPIs (as described, with respect to the New Notes, under “— Tax Consequences to Tendering Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Disposition of the New Note” below) at the time of the exchange. In any of these cases, the U.S. federal income tax consequences to the non-U.S. holder are the same as those applicable to U.S. holders described above.  See “—Tax Consequences to Tendering U.S. Holders — Treatment of Exchange of Old Notes for New Notes” above.

Interest on the New Notes

A non-U.S. holder is not subject to the 30% United States federal withholding tax with respect to payments of interest on the New Notes, provided that:

•              the holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•              the holder is not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person”;

•              the holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•              the holder provides the holder’s name and address, and certifies, under penalties of perjury, that the holder is not a United States person (which certification may be made on an IRS Form W-8BEN (or successor form)), or the holder holds the holder’s New Notes through certain foreign intermediaries and the holder and the foreign intermediaries satisfy the certification requirements of applicable Treasury Regulations.

If a non-U.S. holder cannot satisfy the requirements described above, the holder will be subject to the 30% United States federal withholding tax with respect to payments of interest on the New Notes, unless the holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable United States income tax treaty (including treaty benefits relating to a permanent establishment of a non-U.S. holder) or (2) IRS Form W-8ECI (or successor form) stating that the interest (including OID) is not subject to withholding tax because it is effectively connected with the conduct of a United States trade or business. If a non-U.S. holder is engaged in a trade or business in the United States and interest (including OID) on a New Note is effectively connected with the holder’s conduct of that trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder), the holder will be subject to U.S. federal income tax on that interest (including OID) on a net income basis (although the holder will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied) in the same manner as if the holder is a United States person as defined under the Code. In addition, if a non-U.S. holder is a foreign corporation, the holder may be subject to an additional branch profits tax equal to 30% (or lower rate as may be prescribed under an applicable United States income tax treaty) of the holder’s earnings and profits for the taxable year, subject to adjustments that are attributable to income that is effectively connected with the holder’s conduct of a trade or business in the United States (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder).  For this purpose, interest (including any OID) will be included in the earnings and profits of such foreign corporation.

Sale, Exchange, Redemption or Other Taxable Disposition of the New Notes

Any gain realized by a non-U.S. holder on the sale, exchange, redemption or other taxable disposition of a New Note (except with respect to accrued and unpaid interest, which is taxable as described above) generally is not subject to U.S. federal income tax unless:

•              the gain is effectively connected with the holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder);

•              the holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met; or

•              the New Notes constitute a “United States real property interest,” or “USRPI,” within the meaning of the Foreign Investment in Real Property Tax Act, or FIRPTA.

If a non-U.S. holder’s gain is described in the first bullet point above, the non-U.S. holder generally will be subject to U.S. federal income tax on the net gain derived from the sale. If the non-U.S. holder is a corporation, then the holder may also be required to pay a branch profits tax at a 30% rate (or a lower rate as may be prescribed under an applicable United States income tax treaty) under the rules discussed under “—Tax Consequences to Tendering Non-U.S. Holders — Interest on the New Notes” above.  If the non-U.S. holder is an individual described in the second bullet point above, the holder will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the holder is not considered a resident of the United States. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules. In addition, each non-U.S. holder is urged to consult the holder’s tax advisor regarding the tax consequences of the acquisition, ownership and disposition of the New Notes or the common stock.

Although the applicable rules are not entirely clear, we believe currently that the New Notes do not constitute USRPIs and, accordingly, that United States federal withholding tax does not apply under FIRPTA to any redemption, repurchase or other taxable disposition of the New Notes. There can be no assurance, however, that the New Notes will not constitute USRPIs, depending on the facts in existence at the time of any redemption, repurchase or other taxable disposition of the New Notes, in which case, we may be required to withhold 10% of any amounts payable on redemption or repurchase by us of a New Note. Further, any other sale or disposition of a New Note may be subject to U.S. federal income tax withholding.

Generally, the sale, redemption, repurchase or other taxable exchange of a New Note is exempt from U.S. federal tax under FIRPTA if (1) our common stock is part of a class of stock that is regularly traded on an established securities market and either (a) if the New Notes are not considered regularly traded on an established securities market, the non-U.S. Holder does not own, actually or constructively, New Notes with a fair market value greater than the fair market value on that date of 5% of the shares of our common stock or (b) if the New Notes are considered regularly traded on an established securities market, the non-U.S. Holder does not own, actually or constructively, more than 5% of the total fair market value of the New Notes, in either case at any time or (2) we are a “domestically controlled qualified investment entity.” We are a “domestically controlled qualified investment entity” if at all times during a specified testing period we are a REIT and less than 50% in value of our common stock is held directly or indirectly by non-U.S. persons. We believe that we currently are a “domestically controlled qualified investment entity,” but because shares of our common stock are publicly traded, there can be no assurance that we, in fact, are qualified or will continue to qualify as a “domestically controlled qualified investment entity.”

Shares of our common stock are, and we expect the shares to continue to be, regularly traded on an established securities market.  Thus, even if we are not a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells or exchanges a New Note, as long as (1) we continue to be regularly traded on an established securities market at that time and (2) if the New Notes are not considered regularly traded on an established securities market, the non-U.S. Holder does not own, actually or constructively, New Notes with a fair market value greater than the fair market value on that date of 5% of the shares of our common stock or (b) if the New Notes are considered regularly traded on an established securities market, the non-U.S. Holder does not own, actually or constructively, more than 5% of the total fair market value of the New Notes, gain arising from the sale of the New Note should not be subject to taxation under FIRPTA as a sale of “United States real property interests.” If gain on a sale, redemption, repurchase or exchange of a non-U.S. holder’s New Note is subject to taxation under FIRPTA, the non-U.S. holder is subject to regular U.S. federal income tax with respect to the gain in the same manner as a U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the New Note is required to withhold and remit an amount equal to 10% of the purchase price to the IRS. See “— Taxation of Non-U.S. Holders — Sale of Shares of Our Common Stock” below. If a sale, redemption, repurchase or exchange of a New Note is exempt from U.S. federal income tax under FIRPTA, any amounts withheld from payments to a non-U.S. holder may be refunded or credited against the non-U.S. holder’s United States federal income tax liability, provided that the required information is provided to the IRS.

Conversion of the New Notes

To the extent a non-U.S. holder receives cash upon conversion of a New Note, the holder generally is subject to the rules described under “—Tax Consequences to Tendering Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Disposition of the New Notes” above. If a non-U.S. holder receives shares of our common stock in respect of accrued interest on a New Note, the non-U.S. holder is subject to the rules described under “—Tax Consequences to Tendering Non-U.S. Holders — Interest on the New Notes” above. Otherwise, a non-U.S. holder generally does not recognize any income, gain or loss on the conversion of a New Note into shares of our common stock.  However, if (i) income in respect of the New Notes or our common stock is treated as effectively connected with the conduct of a trade or business by the non-U.S. holder in the United States (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder), (ii) in the case of a non-resident alien individual non-U.S. holder, the non-U.S. holder is present in the year of the conversion and certain other conditions are met, or (iii) the New Notes constitute USRPIs (as described under “— Tax Consequences to Tendering Non-U.S. Holders — Sale, Exchange, Redemption or Other Taxable Disposition of the New Note” above) at the time of conversion, then the U.S. federal income tax consequences to the non-U.S. holder are the same as those applicable to U.S. holders described above.  See “— Tax Consequences to Tendering U.S. Holders — Conversion of the New Notes” above.

Constructive Distributions

Holders of convertible debt instruments such as the New Notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion rate of the instruments is adjusted. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, generally are not deemed to result in a constructive distribution of stock. Certain of the possible adjustments provided in the New Notes may not qualify as being pursuant to a bona fide reasonable adjustment formula. For example, a constructive distribution will result if the conversion rate is adjusted to compensate holders of New Notes for distributions of cash to our stockholders. The adjustment to the conversion rate of New Notes converted in connection with certain changes in control, as described under “Description of Notes — Conversion Rate Adjustments — Make Whole Upon Certain Change in Control Transactions,” also may be treated as a constructive distribution. If the adjustments are made, a non-U.S. holder may be deemed to have received constructive distributions and be subject to the rules described below under “—Taxation of Non-U.S. Holders —Distributions” even though the U.S. holder has not received any cash or property as a result of the adjustments. In addition, in certain circumstances, the failure to provide for this adjustment may also result in a constructive distribution to a non-U.S. holder.

Backup Withholding and Information Reporting

A non-U.S. holder, in general, is not subject to backup withholding with respect to payments that we make to the holder provided that we do not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, and the holder has given us the statement described above under “— Tax Consequences to Tendering Non-U.S. Holders — Interest on the New Notes.” In addition, a non-U.S. holder is not subject to backup withholding with respect to the proceeds of the sale of a New Note within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, or the holder otherwise establishes an exemption. However, we may be required to report annually to the IRS and to each non-U.S. holder the amount of, and the tax withheld with respect to, any payments of interest (including any accrued OID) to the holder, regardless of whether any tax actually is withheld. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the holder resides.

A non-U.S. holder generally is entitled to credit any amounts withheld under the backup withholding rules against the holder’s U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Tax Consequences to Non-Tendering Non-U.S. Holders

Non-U.S. holders that do not tender their Old Notes generally will not be subject to U.S. federal income tax in connection with the adoption of the Indenture Amendment.  If the adoption of the Indenture Amendment constitutes a significant modification of the Old Notes, however, then a non-tendering non-U.S. holder generally will be subject to the same U.S. federal income tax treatment with respect to the deemed exchange of the Old Notes for the Amended Notes as a tendering non-U.S. holder who elects to receive New Notes is subject with respect to the exchange of the Old Notes for the New Notes.  See “— Tax Consequences to Tendering Non-U.S. Holders” above.

Taxation of the Company

General.   We were formed on May 12, 1994 and elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with the tax year ended December 31, 1995. We believe that we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Code commencing with the tax year ended December 31, 1995. We currently intend to continue to operate in this manner. However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code, including through actual annual operating results, asset composition, distribution levels and diversity of stock ownership. Given the complex nature of the REIT qualification requirements, the importance of ongoing factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See “— Failure to Qualify” below.

The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and operation of a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Code that govern the federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and related administrative and judicial interpretations thereof.

Provided we qualify for taxation as a REIT, we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” that typically results from investment in a C corporation. A C corporation generally is required to pay tax at the corporate-level. Double taxation generally means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. For tax years through 2010, stockholders who are individual United States stockholders generally are taxed on corporate dividends at a maximum rate of 15% (the same as the maximum rate applicable to long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends received by individual United States stockholders from us or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which will be as high as 35% through 2010. As long as we qualify as a REIT we generally will not be required to pay federal corporate income taxes on our net income that is currently distributed to our stockholders; however, we will be required to pay federal income tax as follows:

•                                          First, we will be required to pay tax at regular corporate tax rates on any undistributed REIT taxable income, including undistributed net capital gains. For this purpose, REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

•                                          Second, we may be required to pay the “alternative minimum tax” on our items of tax preference under certain circumstances.

•                                          Third, if we have (1) net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. Foreclosure property generally is defined as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

•                                          Fourth, we will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business.

•                                          Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but have otherwise maintained our qualification as a REIT because certain other requirements are met, we will be required to pay a tax equal to (1) the greater of (a) the amount by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test, and (b) the amount by which 95% of our gross income exceeds the amount qualifying under the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

•                                          Sixth, if we fail to satisfy any of the REIT asset tests discussed below (other than a de minimis failure of the 5% or 10% asset tests, as discussed below), due to reasonable cause and not due to willful neglect, and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail the applicable test.

•                                          Seventh, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or asset tests) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each failure.

•                                          Eighth, we will be required to pay a 4% excise tax to the extent we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods. Any REIT ordinary income and capital gain net income on which an income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating the amount of this tax.

•                                          Ninth, if we acquire any asset from a corporation which is, has been or acquired the asset from a C corporation in a transaction in which the tax basis of the asset in our hands is determined by reference to the tax basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the applicable recognition period (generally the ten-year period beginning on the date the asset first became held by an entity other than a C corporation, including us, another REIT or an S corporation, whether by acquisition or conversion from a C corporation), then we will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (1) the fair market value of the asset over (2) the adjusted tax basis in the asset, in each case determined as of the beginning of the applicable recognition period. The results described in this paragraph with respect to the recognition gain assume that certain elections specified in applicable Treasury Regulations either are made or forgone, by us or by the entity from which the assets are acquired, in each case, depending on the date the acquisition occurred.

•                                          Tenth, we will be subject to a 100% tax on any “redetermined rents,” “redetermined deductions” or “excess interest.” In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our tenants by any of our “taxable REIT subsidiaries.” See “— Ownership of Interests in Taxable REIT Subsidiaries” below. Redetermined deductions and excess interest generally represent amounts that are deducted by one of our taxable REIT subsidiaries for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations.

•                                          Eleventh, if we elect to retain the proceeds from the sale of assets that result in net capital gain, we will be required to pay tax at regular corporate tax rates on the capital gain; each stockholder will be required to include the stockholder’s proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in the stockholder’s income, and each of our stockholders will receive a credit or refund for the stockholder’s proportionate share of the tax we pay.

•                                          Twelfth, we may be required to pay penalties under certain circumstances, including if we fail to meet certain record keeping requirements.

Requirements for Qualification as a REIT.   The Code defines a REIT as a corporation, trust or association:

(1)                                  that is managed by one or more trustees or directors;

(2)                                  that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)                                  that would be taxable as a domestic corporation but for Sections 856 through 860 of the Code;

(4)                                  that is not a financial institution or an insurance company within the meaning of the Code;

(5)                                  that is beneficially owned by 100 or more persons;

(6)                                  of which not more than 50% in value of the outstanding stock is owned, actually or constructively, by five or fewer individuals, as defined in the Code to include certain specified entities, during the last half of each taxable year;

(7)                                  that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions; and

(8)                                  that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), specified tax-exempt entities generally are treated as individuals; other entities, including pension funds, are subject to “look-through” attribution rules to determine the individuals who constructively own the stock held by the entity.

We believe that we have been organized, have operated and have issued sufficient shares of capital stock with sufficient diversity of ownership to allow us to satisfy conditions (1) through (7) inclusive, during the relevant time periods. In addition, our charter provides for restrictions regarding ownership and transfer of our shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above. These stock ownership and transfer restrictions are described above under the heading “Description of the New Notes — Ownership Limit.” These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the following sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in the Code and applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See “— Failure to Qualify” below.

In addition, we may not maintain our status as a REIT unless our taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of Interests in Partnerships and Limited Liability Companies.   We own and operate one or more properties through partnerships and limited liability companies. Treasury Regulations provide that if we are a partner in a partnership, we are deemed to own our proportionate share of the assets of the partnership based on our interest in partnership capital, subject to special rules relating to the 10% REIT asset test described below. Also, we are deemed to be entitled to our proportionate share of the income of the partnership. The assets and gross income of the partnership retain the same character in our hands for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. In addition, for these purposes, the assets and items of income of any partnership in which we own a direct or indirect interest include the partnership’s share of assets and items of income of any partnership in which it owns an interest. We have included a brief summary of the rules governing the federal income taxation of partnerships and limited liability companies below in “— Tax Aspects of Partnerships and Limited Liability Companies.” The treatment described above also applies with respect to the ownership of interests in limited liability companies or other entities that are classified as partnerships for U.S. federal income tax purposes.

We have direct or indirect control of certain partnerships and limited liability companies and intend to continue to operate them in a manner consistent with the requirements for qualification as a REIT. From time to time we may be a limited partner or non-managing member in certain partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in the entity. In addition, a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and we might not become aware of the action in time to dispose of our interest in the applicable entity or take other corrective action on a timely basis. In this case, unless we are entitled to relief, as described below, we will fail to qualify as a REIT.

Ownership of Interests in Qualified REIT Subsidiaries.   We may from time to time own and operate certain properties through wholly owned corporate subsidiaries (including an entity which is treated as an association classified as a corporation for U.S. federal income tax purposes) that we intend to be treated as “qualified REIT subsidiaries” under the Code. A corporation will qualify as our qualified REIT subsidiary if we own 100% of the corporation’s outstanding stock, and if we do not elect with the subsidiary to treat it as a “taxable REIT subsidiary,” as described below. A qualified REIT subsidiary is not treated as a separate corporation for U.S. federal income tax purposes. All assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Code, including the REIT qualification tests. Thus, in applying the federal tax requirements described herein, any corporations in which we own a 100% interest (other than any taxable REIT subsidiaries) are disregarded, and all assets, liabilities and items of income, deduction and credit of these corporations are treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not required to pay federal income tax, and our ownership of the stock of a qualified REIT subsidiary does not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the voting power or value of the issuer’s securities or more than 5% of the value of our total assets. See “—Asset Tests” below.

Ownership of Interests in Taxable REIT Subsidiaries.   A taxable REIT subsidiary is a corporation other than another REIT in which a REIT directly or indirectly holds stock, and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation other than a REIT with respect to which a taxable REIT subsidiary owns, directly or indirectly, securities possessing more than 35% of the total voting power or value of the securities of the corporation. A taxable REIT subsidiary generally may engage in any business, including the provision of customary or non-customary services to tenants of its parent REIT, except that a taxable REIT subsidiary may not directly or indirectly operate or manage a lodging or healthcare facility or directly or indirectly provide to any other person (under a franchise, license or otherwise) rights to any brand name under which any lodging or healthcare facility is operated, except in certain limited circumstances permitted by the Code. A taxable REIT subsidiary is subject to federal income tax as a regular C corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by its parent REIT if certain tests regarding the taxable REIT subsidiary’s debt-to-equity ratio and interest expense are not satisfied. We currently own interests in two taxable REIT subsidiaries, and may acquire interests in additional taxable REIT subsidiaries in the future. Our ownership of securities of our taxable REIT subsidiaries will not be subject to the 5% or 10% asset tests described below. See “— Asset Tests” below.

Unlike a qualified REIT subsidiary, the income and assets of a taxable REIT subsidiary are not attributed to us for purposes of the conditions that we must satisfy to maintain our REIT status. Accordingly, the separate existence of a taxable REIT subsidiary is not ignored for U.S. federal income tax purposes. Rather, for REIT asset and income testing purposes, we take into account our interest in a taxable REIT subsidiary’s securities and the income and gain we derive therefrom. A taxable REIT subsidiary or other taxable corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders. A taxable REIT subsidiary may engage in activities or hold assets that are not permitted to be performed or held directly by us or a partnership in which we are a partner without affecting REIT compliance, such as providing certain services to tenants or others (other than in connection with the operation or management of a lodging or healthcare facility). However, certain restrictions are imposed on our ability to own, and our dealings with, taxable REIT subsidiaries. These restrictions are intended to ensure that taxable REIT subsidiaries comprise a limited amount of our business (the securities of our taxable REIT subsidiaries cannot comprise more than 25% of the value of our total assets) and that taxable REIT subsidiaries remain subject to an appropriate level of federal income taxation.  See “— Income Tests,” “— Penalty Tax,” and “— Asset Tests” below.

Income Tests.   We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, from certain investments relating to real property or mortgages on real property, including income from investments in other real estate investment trusts and  “rents from real property” and, in certain circumstances, interest, or income from certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions and certain hedging transactions, from the real property investments described above, dividends, interest and gain from the sale or disposition of stock or securities not held for sale to customers, or from any combination of the foregoing. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, an amount that depends in whole or in part on the income or profits of a debtor is not excluded from the term “interest” to the extent the amount is attributable to qualified rents received by the debtor if the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property.

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements described above only if all of the following conditions are met:

•                                          The amount of rent must not be based in any way on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, an amount that depends in whole or in part on the income or profits of a tenant is not excluded from the term “rents from real property” to the extent the amount is attributable to qualified rents received by the tenant if the tenant derives substantially all of its income from the subleasing of substantially all of the leased property.

•                                          We, or an actual or constructive owner of 10% or more of our capital stock, must not actually or constructively own 10% or more of the interests in the assets or net profits of the tenant or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from a tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by our other tenants for comparable space. Whether rents paid by our taxable REIT subsidiary are substantially comparable to rents paid by our other tenants is determined at the time the lease with the taxable

REIT subsidiary is entered into, extended, and modified, if the modification increases the rents due under the lease.  Notwithstanding the foregoing, however, if a lease with a “controlled taxable REIT subsidiary” is modified and the modification results in an increase in the rents payable by the taxable REIT subsidiary, any increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled taxable REIT subsidiary” is a taxable REIT subsidiary in which we own stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of the taxable REIT subsidiary. In addition, rents paid by a taxable REIT subsidiary to its parent REIT will qualify as “rents from real property” in connection with a lease of a qualified lodging facility or a qualified healthcare property if an eligible independent contractor operates the facility or property.

•                                          Rent attributable to personal property, leased in connection with a lease of real property, must not be greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of rent attributable to the personal property will not qualify as “rents from real property”.

•                                          We generally must not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary. We may perform services, however, that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these services include the provision of light, heat, or other utilities, trash removal and general maintenance of common areas. Notwithstanding the rule regarding the direct provision of services by us, we may employ a taxable REIT subsidiary, which may be wholly or partially owned by us, or an independent contractor, so long as we derive no revenue from the independent contractor, to provide both customary and non-customary services to our tenants and the provision of these services by the taxable REIT subsidiary or independent contractor will not cause the rent we receive from those tenants to fail to qualify as “rents from real property.”

We generally do not intend to take actions we believe will cause us to fail to satisfy the rental conditions described above. However, we may have taken and may continue to take actions which fail to satisfy one or more of the above conditions to the extent that we determine, based on the advice of our tax counsel, that those actions will not jeopardize our tax status as a REIT.

Income we receive that is attributable to the rental of parking spaces at our properties constitutes rents from real property for purposes of the REIT gross income tests if certain services provided with respect to the parking spaces are performed by independent contractors from whom we derive no revenue, either directly or indirectly, or by a taxable REIT subsidiary, and certain other requirements are met. We believe that the income we receive that is attributable to parking spaces meets these tests and, accordingly, constitutes rents from real property for purposes of the REIT gross income tests.

From time to time, we enter into hedging transactions with respect to interest rate exposure or currency rate fluctuations on one or more of our assets or liabilities. The hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, and futures and forward contracts. Any income we derive from a hedging transaction entered into on or prior to July 30, 2008, is nonqualifying income for purposes of the 75% gross income test. Except to the extent provided by Treasury Regulations, however, income from a hedging transaction, including gain from the sale or disposition of a transaction, entered into prior to January 1, 2005, is qualifying income for purposes of the 95% gross income test, but only to the extent that the transaction hedges indebtedness incurred or to be incurred by us to acquire or carry real estate. Income from a hedging transaction entered into on or after January 1, 2005, and not after July 30, 2008, that is clearly identified as specified in the Code and that hedges indebtedness incurred by us to acquire or carry real estate does not constitute gross income for purposes of the 95% gross income test, and therefore is exempt from this test.  Income from a hedging transaction entered into after July 30, 2008, that is clearly identified as specified in the Code and that either (i) hedges indebtedness incurred or to be incurred by us to acquire or carry real estate or (ii) manages risk of currency fluctuations with respect to any item of income that qualifies under the 75% gross income test or the 95% gross income test, in each case, does not constitute gross income for purposes of the 75% gross income test or the 95% gross income test, as applicable, and therefore is exempt from these tests. The term “hedging transaction,” as used above, generally means any transaction we enter into in the normal course of our business primarily to manage risk of interest rate changes or fluctuations with respect to borrowings made or to be made by us or to manage risk of currency rate fluctuations with respect to our income or gain. To the extent that we hedge with other types of financial instruments, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

We believe that the aggregate amount of our nonqualifying income, from all sources, in any taxable year will not exceed the limit on nonqualifying income under the gross income tests. If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. We generally may make use of the relief provisions if:

•                                          following our identification of the failure to meet the 75% gross income test or the 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% gross income test or the 95% gross income test for the taxable year in accordance with Treasury Regulations to be issued; and

•                                          our failure to meet these tests is due to reasonable cause and not due to willful neglect.

It is not possible, however, to state whether in all circumstances we will be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally accrue or receive exceeds the limits on nonqualifying income, the IRS may conclude that our failure to satisfy the tests is not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in “— Taxation of the Company — General,” even if these relief provisions apply, and we retain our status as a REIT, a tax will be imposed with respect to our nonqualifying income. We may not always be able to comply with the gross income tests for REIT qualification despite our periodic monitoring of our income.

Prohibited Transaction Income.   Any gain that we realize on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business (but excluding foreclosure property), including our share of any gain realized by partnerships, limited liability companies that are classified as partnerships for U.S. federal income tax purposes, or qualified REIT subsidiaries in which we own an interest is treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. The Code includes a safe-harbor provision that treats a sale as not constituting a prohibited transaction, the income from which is subject to the 100% penalty tax, if the following requirements are met:

•                                          the property sold is a real estate asset for purposes of the asset tests discussed below;

•                                          the REIT has held the property for at least two years;

•                                          aggregate expenditures made by the REIT during the two-year period preceding the date of the sale that are includible in the tax basis of the property do not exceed 30% of the net selling price of the property;

•                                          either (i) the REIT does not make more than seven sales of property during the taxable year (excluding foreclosure property and any involuntary conversion to which Section 1033 of the Code applies), (ii) the aggregate adjusted tax bases of the properties sold by the REIT during the taxable year (excluding foreclosure property and any involuntary conversion to which Section 1033 of the Code applies) do not exceed 10% of the aggregate tax bases of all of the assets of the REIT as of the beginning of the taxable year, or (iii) the fair market value of the properties sold by the REIT during the taxable year (excluding foreclosure property and any involuntary conversion to which Section 1033 of the Code applies) do not exceed 10% of the fair market value of all of the assets of the REIT as of the beginning of the taxable year;

•                                          with respect to property that constitutes land or improvements (excluding property  acquired through foreclosure (or deed in lieu of foreclosure) and lease terminations), the property has been held for not less than two years for the production of rental income; and

•                                          if the REIT has made more than seven sales of property during the taxable year (excluding foreclosure property and any involuntary conversion to which Section 1033 of the Code applies), substantially all of the marketing and development expenditures with respect to the property are made through an independent contractor from whom the REIT does not derive or receive any income.

We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning our properties and to make occasional sales of the properties consistent with our investment objectives. We do not intend to enter into any sales that are prohibited transactions. However, the IRS may contend that one or more of these sales is subject to the 100% penalty tax or income from prohibited transactions.

Penalty Tax.   Any redetermined rents, redetermined deductions or excess interest we generate are subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by one of our taxable REIT subsidiaries, and redetermined deductions and excess interest represent any amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s length negotiations. Rents we receive do not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code.

We believe that, in all instances in which our taxable REIT subsidiaries provide services to our tenants, the fees paid to our taxable REIT subsidiaries for these services are at arm’s length rates, although the fees paid may not satisfy the safe harbor provisions referenced above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to reflect their respective incomes clearly. If the IRS successfully makes such an assertion, we will be required to pay a 100% penalty tax on the excess of an arm’s length fee for tenant services over the amount actually paid.

Asset Tests.   At the close of each quarter of our taxable year, we also must satisfy four tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets, including assets held by our qualified REIT subsidiaries and our proportionate share of the assets held by the partnerships and limited liability companies in which we own an interest, must be represented by real estate assets, cash, cash items and U.S. government securities. For purposes of this test, the term “real estate assets” generally means real property (including interests in real property and interests in mortgages on real property) and shares (or transferable certificates of beneficial interest) in other REITs, as well as any stock or debt instrument attributable to the investment of the proceeds of a stock offering by us or a public debt offering by us with a term of at least five years, but the stock or debt instrument qualifies as a “real estate asset” only for the one-year period beginning on the date that we receive the proceeds of the offering.

Second, not more than 25% of the value of our total assets may be represented by securities other than those securities included in the 75% asset test.

Third, except for securities included in the 75% asset test and investments in our qualified REIT subsidiaries and our taxable REIT subsidiaries, the value of any one issuer’s securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer, except, in the case of the 10% value test, certain “straight debt” securities. Certain types of securities are disregarded as securities solely for purposes of the 10% value test, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, solely for purposes of the 10% value test, the determination of our interest in the assets of a partnership or limited liability company classified as a partnership for U.S. federal income tax purposes in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company (rather than solely our interest in the capital of the partnership or limited liability company), excluding for this purposes certain securities described in the Code. For years prior to 2001, the 10% limit applies only with respect to voting securities of any issuer and not to the value of the securities of any issuer.

Fourth, not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

We own the stock of two corporations, each of which has elected, together with us, to be treated as a taxable REIT subsidiary. We may have additional taxable REIT subsidiaries in the future. So long as these corporations qualify as taxable REIT subsidiaries, we will not be subject to the 5% value limitation, the 10% voting limitation or the 10% value limitation with respect to our ownership of their securities. We or one or more of our taxable REIT subsidiaries may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our taxable REIT subsidiaries will not exceed 25% of the aggregate value of our gross assets. With respect to each issuer in which we currently own an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our ownership of the securities of any issuer has complied with the 5% asset test, the 10% voting test and the 10% value test. No independent appraisals have been obtained to support these conclusions. In addition, there can be no assurance that the IRS will not disagree with our determinations of value. We also own, and may continue to make, loans which must qualify under the “straight debt safe harbor” in order to satisfy the 10% value test described above. We believe that all existing loans have qualified under this safe-harbor. However, there is relatively little authority interpreting this safe-harbor and, as a result, there can be no assurance that the IRS would not take a contrary position.

The asset tests described above must be satisfied at the close of each quarter of our taxable year in which we (directly or through our partnerships, limited liability companies or qualified REIT subsidiaries) acquire securities in the applicable issuer, increase our ownership of securities of the issuer (including as a result of increasing our interest in a partnership or limited liability company which owns the securities), or acquire other assets. For example, our indirect ownership of securities of an issuer through a partnership or limited liability company classified as a partnership for U.S. federal income tax purposes may increase as a result of our capital contributions to the partnership or limited liability company. After initially meeting the asset tests at the close of any quarter as a REIT, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy an asset test because we acquire securities or other property during a quarter (including as a result of an increase in our interests in a partnership or limited liability company), we may cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We believe that we have maintained and intend to maintain adequate records of the values of our assets to ensure compliance with the asset tests. In addition, we intend to take any actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

Certain relief provisions may be available to us if we discover a failure to satisfy the asset tests described above after the 30-day cure period. Under these provisions, we are deemed to have met the 5% and 10% asset tests if (1) the value of our nonqualifying assets does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10 million and (2) we dispose of the nonqualifying assets or otherwise satisfy these tests within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) a different period of time prescribed by Treasury Regulations to be issued. For violations of any of the asset tests due to reasonable cause and not due to willful neglect and that are, in the case of the 5% and 10% asset tests, in excess of the de minimis exception described above, we may avoid disqualification as a REIT after the 30-day cure period by taking certain required steps, including (1) the disposition of sufficient nonqualifying assets, or the taking of other actions, which allow us to meet the asset test within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) a different period of time prescribed by Treasury Regulations to be issued, (2) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets, and (3) disclosing certain information to the IRS.

Although we expect to satisfy the asset tests described above and plan to take steps to ensure that we satisfy these tests for each quarter with respect to which we are required to apply the tests, there can be no assurance that we will always be successful or will not require a reduction in our overall interest in an issuer (including in a taxable

REIT subsidiary). If we fail to cure any noncompliance with an asset test in a timely manner and the relief provisions described above do not apply, we will cease to qualify as a REIT.

Distribution Requirements.   To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of:

•                                          90% of our “REIT taxable income”; and

•                                          90% of our after-tax net income, if any, from foreclosure property;

•                                          minus the excess of the sum of certain items of non-cash income items over 5% of our “REIT taxable income,” as described below.

For these purposes, our “REIT taxable income” is computed without regard to the dividends paid deduction and excluding our net capital gain. In addition, for purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount on purchase money debt, cancellation of indebtedness, and any like-kind exchanges that are later determined to be taxable.

In general, we must pay these distributions in the taxable year to which they relate or in the following taxable year if they are declared before we timely file our tax return for the year and paid on or before the first regular dividend payment following their declarations. Except as provided below, these distributions generally are taxable to our stockholders, other than tax-exempt entities, in the year in which paid. This rule applies even with respect to these distributions that relate to the prior year for purposes of our 90% distribution requirement. Notwithstanding this general rule, however, distributions that we declare in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the distribution on or before January 31 of the following calendar year. The amount distributed must not be preferential (specifically, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than according to its distribution rights as a class). To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on the undistributed amount at regular ordinary or capital gain (as applicable) corporate tax rates. We believe we have made, and intend to continue to make, timely distributions sufficient to satisfy these annual distribution requirements.

Our REIT taxable income might be less than our cash flow as a result of depreciation and other non-cash charges included in computing REIT taxable income. In that event, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we might not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the receipt of income and payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. If these timing differences occur, we may need to borrow funds or pay dividends in the form of taxable stock dividends in order to meet the distribution requirements. A recent IRS revenue procedure allows us to satisfy the distribution requirements by distributing up to 90% of our distributions on our common stock in the form of shares of our common stock in lieu of paying dividends entirely in cash. Although we reserve the right to utilize this procedure in the future, we currently have no intent to do so.

Under certain circumstances, we may be permitted to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will be required, however, to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

Furthermore, we will be required to pay a 4% excise tax to the extent the amounts we actually distribute during each calendar year (or in the case of distributions with declaration and record dates falling in October, November, and December of the calendar year, by the end of January immediately following that year) are less than the sum of 85% of our REIT ordinary income for the year, 95% of our REIT capital gain net income for the year and any undistributed taxable income from prior periods. Any REIT ordinary income and capital gain net income on which an income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating the amount of this tax.

Like Kind Exchanges.   We may dispose of properties in transactions intended to qualify as like-kind exchanges under Section 1031 of the Code. Like-kind exchanges are intended to result in the deferral of gain for federal income tax purposes. The failure of any transaction to qualify as a like-kind exchange could subject us to federal income tax, possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction.

Failure to Qualify

Specified cure provisions are available to us in the event that we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and assets tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be required to pay tax, including any applicable alternative minimum tax, on our taxable income at the applicable regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT are not deductible by us, and we will not be required to distribute any amounts to our stockholders. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. In this event, stockholders taxed as individuals currently will be taxed on these dividends at a maximum rate of 15% (the same as the maximum rate applicable to long-term capital gains) for tax years through 2010 (for tax years beginning after 2010, the maximum rate applicable to dividends (other than capital gain dividends) are scheduled to increase to the maximum rate then applicable to ordinary income), and corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. We cannot determine whether, under all circumstances in which we discover a violation of any of these provisions of the Code, we will be entitled to this statutory relief.

Tax Aspects of Partnerships and Limited Liability Companies

General.   We own, directly or indirectly, interests in various partnerships and limited liability companies which we believe are classified properly as partnerships (or disregarded entities) for U.S. federal income tax purposes. We may own additional partnerships and limited liability companies in the future. In general, entities that are classified as partnerships (or disregarded entities) for U.S. federal income tax purposes are “pass-through” entities which are not required to pay federal income tax. Rather, partners or members of these entities are allocated their pro rata shares of the items of income, gain, loss, deduction and credit of the entity, and are potentially required to pay tax thereon, without regard to whether the partners or members receive a distribution of cash from the entity. We include in our income our allocable share of the foregoing items, based on the partnership or operating agreement, for purposes of computing our REIT taxable income. For purposes of applying the REIT income and asset tests, we include our proportionate share of the income generated by and the assets held by the partnerships and limited liability companies in which we own an interest, including their shares of the income and assets of any subsidiary partnerships and limited liability companies, based on our capital interests in these entities, subject to special rules relating to the 10% asset test described above. See “—Taxation of the Company” above.

Our ownership of interests in partnerships and limited liability companies involves special tax considerations. These special tax considerations include, for example, the possibility that the IRS might challenge the status of one or more of the partnerships or limited liability companies in which we own an interest as partnerships (or disregarded entities), as opposed to associations taxable as corporations, for U.S. federal income tax purposes. If a partnership or limited liability company in which we own an interest, or one or more of its subsidiary partnerships or limited liability companies, is treated as an association for U.S. federal income tax purposes, the entity will be taxable as a corporation and will be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income will change, and might prevent us from satisfying the asset tests or the income tests described above. See “—Taxation of the Company—Asset Tests” and “—Taxation of the Company—Income Tests” above. This failure might prevent us from qualifying as a REIT. See “—Failure to Qualify” above. In addition, a change in the tax status of one or more of the partnerships or limited liability companies in which we own an interest might be treated as a taxable event. If so, we might incur a tax liability at the time of this change without any related cash distributions.

Treasury Regulations provide that a domestic business entity not otherwise organized as a corporation (an “eligible entity”) may be classified as a partnership or disregarded entity for U.S. federal income tax purposes. Unless an eligible entity elects to be classified as a corporation for U.S. federal income tax purposes, the entity will be classified as a partnership or disregarded entity for U.S. federal income tax purposes (subject to special rules applicable to entities classified as publicly traded partnerships). All of the partnerships and limited liability companies in which we own an interest do not intend to elect to be classified as a corporation for U.S. federal income tax purposes and intend to claim classification as partnerships or disregarded entities under these Treasury Regulations (and do not intend to operate in a manner to qualify as publicly traded partnerships).  As a result, we believe that these partnerships and limited liability companies will be classified as partnerships or disregarded entities for U.S. federal income tax purposes (and not as publicly traded partnerships).

Allocations of Income, Gain, Loss and Deduction.   A partnership or limited liability company operating agreement generally determines the allocation of income and losses among partners or members. These allocations, however, are disregarded for U.S. federal income tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, Section 704(b) of the Code and the related Treasury Regulations require allocations of tax items from a partnership or limited liability company classified as a partnership for U.S. federal income tax purposes to respect the economic arrangement of the partners or members, as applicable. If an allocation is not recognized for U.S. federal income tax purposes, the relevant item is reallocated in accordance with the interests of the partners or members in the partnership or limited liability company, as applicable. This reallocation is determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners or members with respect to the item. The allocations of taxable income and loss in each of the partnerships and limited liability companies classified as partnerships for U.S. federal income tax purposes in which we own an interest are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.  As discussed under “—Prohibited Transaction Income” above, under certain circumstances, allocations of income to us attributable to the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business may subject us to a 100% penalty tax on this income.

Tax Allocations With Respect to the Properties.   Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership or limited liability company classified as a partnership for U.S. federal income tax purposes in exchange for an interest in the partnership or limited liability company, as applicable, must be allocated in a manner so that the contributing partner or member is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or loss generally is equal to the difference between the fair market value and the adjusted tax basis of the contributed property at the time of contribution. These allocations are made solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners or members. Some of the partnerships or limited liability companies classified as partnerships for U.S. federal income tax purposes in which we own an interest were formed by way of contributions of appreciated property. The relevant partnership or limited liability company operating agreements require that allocations be made in a manner consistent with Section 704(c) of the Code. These allocations might cause us to be allocated (1) lower amounts of depreciation deductions for U.S. federal income tax purposes than would be allocated to us if each contributed property has a tax basis equal to its fair market value at the time of the contribution and (2) taxable gain in the event of a sale of a contributed property in excess of the economic or book income allocated to us as a result of the sale, with a corresponding benefit to the contributing partner or member. As a result, these allocations might make it more difficult for us to satisfy the distribution requirements described above. See “—Taxation of the Company  — Distribution Requirements” above.

Taxation of U.S. Holders

The following summary describes the principal U.S. federal income tax consequences to U.S. holders of owning and disposing of our common stock. This summary deals only with our common stock held as a “capital asset” (generally, property held for investment within the meaning of Section 1221 of the Code). A U.S. holder’s tax treatment will vary depending upon the holder’s particular situation, and this discussion does not address all the tax consequences that may be relevant to each holder in light of the holder’s particular circumstances.

Distributions.   Distributions out of our current or accumulated earnings and profits are treated as dividends, other than with respect to capital gain dividends, and certain amounts that have been previously subject to corporate level tax, discussed below, are taxable to U.S. holders as ordinary income. See “—Tax Rates” below. As long as we qualify as a REIT, these distributions are not eligible for the dividends-received deduction in the case of U.S. holders that are corporations.

To the extent that we make distributions on shares of our common stock in excess of our current and accumulated earnings and profits, the amount of these distributions are treated first as a tax-free return of capital to a U.S. holder. This treatment reduces the U.S. holder’s adjusted tax basis in the U.S. holder’s shares of our common stock by the amount of the distribution, but not below zero. The amount of any distributions in excess of our current and accumulated earnings and profits and in excess of a U.S. holder’s adjusted tax basis in the holder’s shares are taxable as capital gain. The gain is taxable as long-term capital gain if the shares have been held for more than one year at the time of the distribution. Distributions that we declare in October, November, or December of any year and that are payable to a U.S. holder of record on a specified date in any of these months are treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the distribution on or before January 31 of the following calendar year. U.S. holders may not include in their own income tax returns any of our net operating losses or capital losses.

In the event that we pay a portion of a dividend in shares of our common stock, U.S. holders may be required to pay tax on the entire amount distributed, including the portion paid in shares of our common stock, in which case the holders might be required to pay the tax using cash from other sources. If a U.S. holder sells the shares of our common stock that the holder receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the distribution, depending on the market price of our shares of common stock at the time of the sale.

Capital Gain Dividends.   Dividends that we properly designate as capital gain dividends are taxable to our U.S. holders as a gain from the sale or disposition of a capital asset held for more than one year, to the extent that the gain does not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. holder has held our common stock.  We are required to designate which maximum rate bracket is applicable to each category of capital gain dividends, which currently (for tax years through 2010) are taxable to non-corporate U.S. holders at a 15% or 25% rate. If we fail to designate the applicable bracket, all capital gain dividends are taxable to non-corporate U.S. holders at the 25% rate. Corporate stockholders, however, may be required to treat up to 20% of capital gain dividends as ordinary income.

Retention of Net Capital Gains.   We may elect to retain, rather than distribute as a capital gain dividend, all or a portion of our net capital gain. If we make this election, we will pay tax on our retained net capital gains. In addition, to the extent we so elect, a U.S. holder generally will:

•                                          include the holder’s pro rata share of our undistributed net capital gain in computing the holder’s long-term capital gains in the holder’s return for the holder’s taxable year in which the last day of our taxable year falls, subject to certain limitations as to the amount that is includible;

•                                          be deemed to have paid the holder’s proportionate share of capital gain tax imposed on us on the designated amounts included in the holder’s long-term capital gains;

•                                          receive a credit or refund for the amount of tax deemed paid by the holder;

•                                          increase the adjusted tax basis of the holder’s common stock by the difference between the amount of includible capital gains and the tax deemed to have been paid by the holder; and

•                                          in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be promulgated by the IRS.

Qualified Dividend Income

A portion of distributions out of our current or accumulated earnings and profits may constitute “qualified dividend income” to the extent that the amount is attributable to amounts described below, and we properly designate the amount as “qualified dividend income.” See “—Tax Rates” below. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

•                                          the qualified dividend income received by us during the taxable year from regular corporations (including our taxable REIT subsidiaries) or from other REITs (if designated by these REITs as qualified dividend income);

•                                          the excess of any undistributed REIT taxable income recognized during the immediately preceding year over the federal income tax paid by us with respect to this undistributed REIT taxable income; and

•                                          the excess of any income recognized during the immediately preceding year attributable to the sale of an asset acquired from a corporation which is, has been or acquired the asset from a C corporation in a transaction in which the tax basis of the asset in our hands is determined by reference to the tax basis of the asset in the hands of the C corporation over the federal income tax paid by us with respect to the built-in gain. See “—Taxation of the Company —General” above.

Passive Activity Losses and Investment Interest Limitations.   Income or gain to a U.S. holder from distributions we make or arising from the sale or exchange by the U.S. holder of shares of our common stock is not treated as passive activity income. As a result, a U.S. holder generally is not permitted to apply any “passive losses” against this income or gain. A U.S. holder generally may deduct investment interest only to the extent of the amount of the holder’s investment income. A U.S. holder may elect to treat capital gain dividends, capital gains from the disposition of shares of our common stock and qualified dividend income as investment income for purposes of computing this investment interest limitation, but in this case, the holder is taxed at ordinary income tax rates on the amount of this income or gain. Income from other distributions made by us, generally is treated as investment income for purposes of computing the investment interest limitation (without regard to whether the holder makes an election).

Dispositions of Shares of Our Common Stock.   If a U.S. holder sells or disposes of shares of our common stock to a person other than us, the holder recognizes gain or loss for federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or other disposition and (2) the holder’s adjusted tax basis in the shares at the time of the sale or other disposition. This gain or loss, except as provided below, is long-term capital gain or loss if the holder has held shares of our common stock for more than one year at the time of the sale or other disposition. If, however, a U.S. holder recognizes loss upon the sale or other disposition of shares of our common stock that the holder has held for six months or less, after applying certain holding period rules, the loss recognized is treated as long-term capital loss to the extent the U.S. holder has received distributions from us which have been required to be treated as long-term capital gains.

Net Investment Income.  Recently enacted amendments to the Code generally impose a tax of 3.8% on certain individuals for taxable years beginning after December 31, 2012, on the lesser of (a) the individual’s “net investment income” for the taxable year or (b) the excess of (i) the individual’s modified adjusted gross income for the taxable year over (ii) a threshold amount.  Net investment income generally is specified types of income earned by the individual, including gross income from dividends on and net gain from a sale or exchange of shares of our common stock, less certain deductions.  The threshold amount applicable to an individual generally is equal to $250,000 for married individuals filing jointly or

$200,000 for other individuals.  This new tax generally applies to certain estates and trusts with net investment income based on rules similar to the rules applicable to individuals to determine the amount of income subject to the tax.  U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these new provisions of the Code on their investment in our common stock.

Backup Withholding and Information Reporting.  A U.S. holder may be subject to backup withholding with respect to income from distributions on shares of our common stock or with respect to proceeds received from a disposition of shares of our common stock. Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to backup withholding. Each U.S. holder is subject to backup withholding if the holder is not otherwise exempt and the holder (1) fails to furnish the holder’s TIN, which, for an individual, is ordinarily his or her social security number; (2) furnishes an incorrect TIN; (3) is notified by the IRS that the holder has failed to report properly payments of interest or dividends; or (4) fails to certify, under penalties of perjury, that the holder has furnished a correct TIN and that the IRS has not notified the holder that the holder is subject to backup withholding. Backup withholding is not an additional tax but, rather, is a method of tax collection. A U.S. holder generally is entitled to credit any amounts withheld under the backup withholding rules against the holder’s U.S. federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

Additional Withholding and Reporting Requirements Relating to Foreign Accounts.  A U.S. holder that beneficially owns shares of our common stock directly or indirectly through a foreign financial institution or non-financial foreign entity might be affected by recently enacted amendments to the Code that impose additional withholding and reporting requirements on foreign financial institutions and non-financial foreign entities described under “—Taxation of Non-U.S. Holders—Additional Withholding and Reporting Requirements Relating to Foreign Accounts” below.  U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these new provisions of the Code on their investment in our common stock.

Tax Rates.   The maximum tax rate for U.S. holders that are non-corporate taxpayers for (1) capital gains, including certain “capital gain dividends,” generally has been reduced to 15% for tax years through 2010 (although depending on the characteristics of the assets which produces these gains and on designations which we may make, certain capital gain dividends may be taxed at a 25% rate) and (2) “qualified dividend income” generally has been reduced to 15% (for tax years through 2010) provided that the holder has held the common stock with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which this common stock became ex-dividend with respect to the relevant distribution. In general, income from distributions paid by REITs is not eligible for the reduced tax rate on corporate dividends, except to the extent that certain holding requirements have been met and the income is attributable to dividends received from taxable corporations (such as its taxable REIT subsidiaries) or to income that has been subject to tax at the corporate/REIT level (for example, if the REIT distributed taxable income that it retained and paid tax on in the prior taxable year). See “—Taxation of U.S. Holders —Qualified Dividend Income” above. The provisions of the U.S. federal income tax laws relating to the reduced 15% tax rate currently are scheduled to “sunset” or revert to the provisions of prior law effective for taxable years beginning after December 31, 2010, at which time the maximum rate applicable to long-term capital gains tax rate will be increased to 20%, and the maximum rate applicable to dividends (other than capital gain dividends) will be increased to the maximum rate then applicable to ordinary income.

Taxation of Tax-Exempt Stockholders

A tax-exempt stockholder generally is not subject to U.S. federal income taxation, except to the extent of income that constitutes unrelated business taxable income. Income from distributions paid by us and gain of a tax-exempt stockholder arising upon a sale of shares of our common stock generally is not unrelated business taxable income to the tax-exempt stockholder, except as described below. This income or gain is unrelated business taxable income, however, if a tax-exempt stockholder holds its shares as “debt-financed property” within the meaning of the Code or if the shares are used in a trade or business of the tax-exempt stockholder. Generally, “debt-financed property” is property, the acquisition or holding of which is financed through a borrowing by a tax-exempt stockholder.

For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, income from an investment in shares of our common stock constitutes unrelated business taxable income unless the organization is able to claim properly a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by its investment in shares of our common stock. These prospective investors should consult their tax advisors concerning these “set aside” and reserve requirements.

Notwithstanding the above, however, a portion of the income from distributions paid by a “pension-held REIT” may be treated as unrelated business taxable income as to certain tax-exempt organizations or trusts that hold more than 10%, by value, of the interests in the REIT. A REIT will not be a “pension-held REIT” if the REIT is able to satisfy the “not closely held” requirement without relying on the “look-through” exception with respect to certain trusts or if the REIT is not “predominantly held” by “qualified trusts.” As a result of limitations on the transfer and ownership of stock contained in our charter, we believe that we currently are not, and expect that we will continue not to be, classified as a “pension-held REIT,” and as a result, the tax treatment described in this paragraph should be inapplicable to our tax-exempt stockholders. Because shares of our common stock are publicly traded, however, we cannot guarantee that this treatment always will be the case.

Taxation of Non-U.S. Holders

The following discussion addresses the rules governing U.S. federal income taxation of the ownership and disposition of shares of our common stock by non-U.S. holders. These rules are complex, and no attempt is made in this discussion to provide more than a brief summary of the rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a non-U.S. holder in light of the holder’s particular circumstances and does not address any state, local or foreign tax consequences. We urge each non-U.S. holder to consult the holder’s tax advisor to determine the impact of federal, state, local and foreign income tax laws on the purchase, ownership, and disposition of shares of our common stock, including any reporting requirements.

Distributions.  Income from distributions paid by us to a non-U.S. holder that is neither attributable to gain from the sale or exchange of United States real property interests nor designated by us as capital gain dividends is treated as dividends of ordinary income to the extent that the distributions are made out of our current or accumulated earnings and profits. Income from distributions paid by us ordinarily is subject to withholding of U.S. federal tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty unless the income from the distributions is treated as effectively connected with the conduct by the non-U.S. holder of a United States trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder). Under certain income tax treaties, however, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certain certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income exemption (and, if certain tax treaties apply, permanent establishment exemption). Income from distributions that is treated as effectively connected with a trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder) is subject to federal tax on a net basis at graduated rates, in the same manner as dividends paid to U.S. holders are subject to federal tax, and this income generally is not subject to withholding. Income from distributions paid by us to a non-U.S. holder that is a corporation also may be subject to an additional branch profits tax equal to a 30% rate (or lower rate as may be prescribed under an applicable income tax treaty) of the holder’s earnings and profits for the taxable year, subject to adjustments, that are attributable to income that is effectively connected with the holder’s conduct of a United States trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder).  In the event that we pay a portion of a distribution in shares of our common stock, any withholding requirement applicable with respect to the income from the distribution to a non-U.S. holder applies to the portion of the distribution that is paid in shares of our common stock, in addition to any amount paid as cash.

We are required to withhold U.S. federal income tax at the rate of 30% on any income from distributions paid by us to a non-U.S. holder unless:

•                                          a lower treaty rate applies and the non-U.S. holder files an IRS Form W-8BEN with us evidencing eligibility for the reduced treaty rate (including treaty benefits relating to a permanent establishment of a non-U.S. holder); or

•                                          the non-U.S. holder files an IRS Form W-8ECI with us claiming that the income from the distribution is income effectively connected with the non-U.S. holder’s trade or business.

Distributions in excess of our current and accumulated earnings and profits are not taxable to a non-U.S. holder to the extent that the distributions do not exceed the non-U.S. holder’s adjusted tax basis in the holder’s shares of our common stock, but rather the amount of these distributions reduces the adjusted tax basis of the holder’s shares of our common stock. To the extent that the amount of these distributions exceed a non-U.S. holder’s adjusted tax basis in the holder’s shares of our common stock, this amount is taxable as gain from the sale or exchange of the holder’s shares of our common stock. The tax treatment of this gain is described below.

For withholding purposes, we generally have treated and expect to continue to treat all distributions as made out of our current or accumulated earnings and profits. A portion of amounts withheld, however, generally should be refundable to a non-U.S. holder if the amount is determined subsequently to be a distribution that was, in fact, in excess of our current and accumulated earnings and profits.  A distribution in excess of our current and accumulated earnings and profits and a non-U.S. holder’s tax basis in the shares of our common stock to which the distribution relates is treated as gain from the sale of exchange of the shares.  The U.S. federal income tax treatment of this gain is described under “—Taxation of Non-U.S. Holders — Sale of Shares of Our Common Stock” below.

Capital Gain Dividends and Distributions Attributable to a Sale or Exchange of United States Real Property Interests.   Income from distributions paid by us to a non-U.S. holder that we properly designate as capital gain dividends, other than income arising from the disposition of a United States real property interest, generally should not be subject to U.S. federal taxation, unless:

(1)                                  the investment in the non-U.S. holder’s shares of our common stock is treated as effectively connected with the holder’s United States trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder), in which case the holder is subject to the same treatment as U.S. holders with respect to the gain, except that a non-U.S. holder that is a foreign corporation also may be subject to the 30% branch profits tax, as discussed under “—Taxation of Non-U.S. Holders — Distributions” above; or

(2)                                  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met, in which case the nonresident alien individual is subject to a 30% tax on the individual’s capital gains.

Pursuant to FIRPTA (the Foreign Investment in Real Property Tax Act of 1980), income from distributions paid by us to a non-U.S. holder that is attributable to gain from the sale or exchange of United States real property interests (whether or not designated as capital gain dividends) is treated as income effectively connected with a United States trade or business. Non-U.S. holders generally are taxed on the amount of this income at the same rates applicable to U.S. holders, subject to a special alternative minimum tax in the case of nonresident alien individuals. We also are required to withhold and to remit to the IRS 35% of the amount of any distributions paid by us to a non-U.S. holder that is designated as a capital gain dividend, or, if greater, 35% of the amount of any distributions paid by us to the non-U.S. holder that is permitted to be designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. holder’s U.S. federal income tax liability. Income from a distribution paid by a REIT to a non-United States stockholder with respect to any class of stock which is regularly traded on an established securities market located in the United States, however, is not subject to taxation under FIRPTA, and therefore, is not subject to the 35% U.S. withholding tax described above, but only if the non-United States stockholder does not own more than 5% of the class of stock at any time during the one-year period ending on the date of the distribution. Instead, this income is treated as ordinary dividend distributions, generally subject to withholding at the 30% rate or lower treaty rate discussed above. Shares of our common stock currently are, and we expect the shares to continue to be, regularly traded on a market that we believe qualifies as an established securities market. Thus, income from distributions paid by us to non-U.S. holders who do not own more that 5% of the shares of our common stock generally should not be subject to taxation under FIRPTA, or the corresponding 35% withholding tax, but rather, income from distributions paid by us to such a non-U.S. holder that is attributable to gain from the sale or exchange of United States real property interests is treated as ordinary dividend distributions.

Retention of Net Capital Gains.   Although the law is not clear on the matter, we believe that amounts designated by us as retained capital gains in respect of the shares of our common stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as the treatment of actual distributions by us of capital gain dividends. Under this approach, a non-U.S. holder is permitted to offset as a credit against the holder’s U.S. federal income tax liability resulting from the holder’s proportionate share of the tax we pay on retained capital gains, and to receive from the IRS a refund to the extent the holder’s proportionate share of the tax paid by us exceeds the holder’s actual U.S. federal income tax liability.

Sale of Shares of Our Common Stock.   Gain recognized by a non-U.S. holder upon the sale or exchange of shares of our common stock generally is not subject to United States taxation unless the shares constitute “United States real property interests” within the meaning of FIRPTA. Shares of our common stock constitute “United States real property interests” if we are not a “domestically controlled qualified investment entity.” A “domestically controlled qualified investment entity” includes a REIT in which, at all times during a specified testing period, less than 50% in value of the shares of its stock is held directly or indirectly by non-United States stockholders. We believe, but cannot guarantee, that we have been and are a “domestically controlled qualified investment entity.” Even if we have been and currently are a “domestically controlled qualified investment entity,” because shares of our common stock are publicly traded, no assurance can be given that we will continue to be a “domestically controlled qualified investment entity.”

Notwithstanding the foregoing, gain from the sale or exchange of shares of our common stock not otherwise subject to taxation under FIRPTA is taxable to a non-U.S. holder if either (1) the investment in shares of our common stock is treated as effectively connected with the non-U.S. holder’s United States trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder) or (2) the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met. In addition, even if we are a “domestically controlled qualified investment entity,” upon disposition of shares of our common stock (subject to the 5% exception applicable to “regularly traded” stock described below), a non-U.S. holder may be treated as having gain from the sale or exchange of United States real property interests if the non-U.S. holder (1) disposes of the holder’s shares of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a United States real property interest and (2) acquires, or enters into a contract or option to acquire, other shares of our common stock within a 61-day period beginning with the first day of the 30-day period described in the immediately preceding clause (1).

Even if we are not a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells or exchanges the holder’s shares of our common stock, gain arising from a sale or exchange of a non-U.S. holder’s shares of our common stock is not subject to taxation under FIRPTA as a sale of “United States real property interests” if:

(1)                                  shares of our common stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, such as the New York Stock Exchange; and

(2)                                  the non-U.S. holder owns, actually and constructively, 5% or less of the shares of our common stock throughout the five-year period ending on the date of the sale or exchange.

Shares of our common stock are, and we expect the shares to continue to be, regularly traded on an established securities market.  Thus, even if we are not a “domestically controlled qualified investment entity” at the time a non-U.S. holder sells or exchanges the holder’s shares of our common stock, as long as we continue to be regularly traded on an established securities market at that time and the non-U.S. holder does not own more than 5% of the shares of our common stock, gain arising from the sale of the holder’s shares of our common stock should not be subject to taxation under FIRPTA as a sale of “United States real property interests.” If gain on the sale or exchange of a non-U.S. holder’s shares of our common stock is subject to taxation under FIRPTA, the non-U.S.

holder is subject to regular U.S. federal income tax with respect to the gain in the same manner as a U.S. holder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals).  In addition, if at the time of the sale or exchange of shares of our common stock, the shares are not regularly traded on an established securities market, then the purchaser of the shares of our common stock will be required to withhold and remit an amount equal to 10% of the purchase price to the IRS.

Backup Withholding Tax and Information Reporting.  A non-U.S. holder, in general, is not subject to backup withholding with respect to payments that we make to the holder provided that we do not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, and the holder has given us the statement described above under “— Taxation of Non-U.S. Holders — Distributions.” In addition, a non-U.S. holder is not subject to backup withholding with respect to the proceeds of the sale of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, or the holder otherwise establishes an exemption. However, we may be required to report annually to the IRS and to each non-U.S. holder the amount of, and the tax withheld with respect to, the income from any distributions paid to the holder, regardless of whether any tax actually is withheld. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the holder resides.

Additional Withholding and Reporting Requirements Relating to Foreign Accounts.  Recently enacted amendments to the Code generally impose a U.S. federal withholding tax of 30% on certain types of payments, including dividends on and gross proceeds from a sale or exchange of shares of our common stock, that are paid after December 31, 2012, to (i) a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. government to undertake to obtain and provide to the U.S. tax authorities substantial information regarding certain direct and indirect U.S. accountholders and to collect the withholding tax on payments to certain accountholders (generally where the actions of the accountholders prevent compliance with reporting and other requirements), and the foreign financial institution meets certain other specified requirements or (ii) a non-financial foreign entity unless the foreign entity certifies that it does not have any direct or indirect substantial U.S. owners or provides the name, address and taxpayer identification number of each direct and indirect substantial U.S. owner, and the foreign entity meets certain other specified requirements.  Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of any withholding taxes.  Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these new provisions of the Code on their investment in our common stock.

Other Tax Consequences

State, local and foreign tax laws may differ substantially from the corresponding federal tax laws, and this discussion does not purport to describe any aspect of the tax laws of any state, local or foreign jurisdiction. Each of our stockholders should consult the stockholder’s tax advisor regarding the effect of state, local and foreign tax laws with respect to our tax treatment as a REIT and on an investment in shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the periodic reporting and other informational requirements of the Exchange Act. We file annual, quarterly and current reports and other information with the SEC.

We have filed a registration statement on Form S-4 with the SEC to register under the Securities Act the New Notes and shares of our common stock issuable upon conversion of the New Notes. This prospectus constitutes a part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. Please refer to the registration statement and related exhibits and schedules filed therewith for further information with respect to us and the registered notes offered hereby. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed by us with the SEC and each such statement is qualified in its entirety by such reference.

You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available at the web site maintained by the SEC at www.sec.gov. Information about us, including our SEC filings, is also available on our Internet website at www.inlandrealestate.com. The information contained on our website is neither a part of nor incorporated by reference in this prospectus or any supplement thereto.

You should rely only on the information provided in this prospectus or any supplement thereto. We have not authorized anyone else to provide you with different information. We may not make an offer to exchange the Old Notes for New Notes or tender the Old Notes for purchase for cash in any jurisdiction where the offer is not permitted. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. It also does not mean that the information in this prospectus is correct after this date. Our business, prospects and consolidated financial condition may have changed since that date.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents filed with the SEC.  The information incorporated by reference is considered to be part of the registration statement of which this prospectus is part, and later information filed with the SEC will update and supersede this information.  Any reports filed by us with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act on or after the date of this prospectus and prior to the date that the tender/exchange offer is terminated, will automatically update, and where applicable, supersede any information contained in this prospectus or incorporated by reference into this prospectus.

We incorporate by reference into this prospectus the documents set forth below that have been previously filed with the SEC:

(a)                                  our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on February 26, 2010;

(b)                                 our Quarterly Report on Form 10-Q for the period ended March 31, 2010, filed with the SEC on May 7, 2010;

(c)                                  our Current Reports on Form 8-K filed with the SEC on January 19, 2010, January 21, 2010, February 17, 2010, March 17, 2010, April 7, 2010, April 19, 2010, April 23, 2010, May 4, 2010, May 17, 2010, May 18, 2010, June 9, 2010, June 17, 2010, June 22, 2010 and June 28, 2010; and

(d)                                 the description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on May 17, 2004.

Any information that is deemed to be “furnished,” rather than “filed,” with the SEC is not incorporated by reference herein.

We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated by reference. Requests should be directed to Inland Real Estate Corporation, 2901 Butterfield Road, Oak Brook, Illinois 60523, telephone (800) 331-4732.

To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than July 21, 2010. In the event that we extend the tender/exchange offer and consent solicitation, you must submit your request at least five business days before the expiration date of the tender/exchange offer and consent solicitation, as extended.

USE OF PROCEEDS

We will not receive any cash proceeds from the tender/exchange offer and consent solicitation.  Any Old Notes that are validly tendered and exchanged or purchased will be canceled.

LEGAL MATTERS

Shefsky & Froelich Ltd., Chicago, Illinois, will pass upon certain tax matters for us, including those described under “Material United States Federal Income Tax Considerations” in the accompanying prospectus. Certain legal matters with respect to the validity of the New Notes offered under this prospectus will be passed upon for us by Venable LLP, Baltimore, Maryland.  Weil, Gotshal & Manges LLP, New York, New York, advised the Dealer Manager in connection with the tender/exchange offer and consent solicitation.

EXPERTS

The consolidated financial statements and the related financial statement schedule of Inland Real Estate Corporation, as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The exchange agent for the tender/exchange offer and consent solicitation is:

Global Bondholder Services Corporation

By facsimile:

(For Eligible Institutions only):

(212) 430-3775

Confirmation:

(212) 430-3774

By Mail:	By Overnight Courier:	By Hand:
65 Broadway — Suite 404	65 Broadway — Suite 404	65 Broadway — Suite 404
New York, NY 10006	New York, NY 10006	New York, NY 10006

Questions, requests for assistance and requests for additional copies of this prospectus may be directed to the information agent or the dealer manager at each of their addresses set forth below:

The information agent for the tender/exchange offer and consent solicitation is:

Global Bondholder Services Corporation

65 Broadway — Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free: (866) 807-2200

The dealer manager for the tender/exchange offer and consent solicitation is:

Macquarie Capital (USA) Inc.
125 West 55th Street

New York, New York 10019
(212) 231-6594